As filed with the Securities and Exchange Commission on October 24, 2006
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

Aradigm Corporation
(Exact name of Registrant as specified in its charter)

California	2834	94-3133088
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
3929 Point Eden Way
Hayward, California 94545
(510) 265-9000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Dr. Igor Gonda
President and Chief Executive Officer
ARADIGM CORPORATION
3929 Point Eden Way
Hayward, California 94545
(510) 265-9000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

James C. Kitch, Esq. Peter H. Werner, Esq. Tarak I. Shah, Esq. COOLEY GODWARD KRONISH LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, California 94306 (650) 843-5000	Jeffrey S. Marcus, Esq. J. Nathan Jensen, Esq. MORRISON & FOERSTER LLP 1290 Avenue of the Americas New York, New York 10104 (212) 468-8000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class
of Securities to be	Amount Being	Maximum Offering	Proposed Maximum	Amount of
Registered	Registered (1)	Price Per Security (2)	Aggregate Offering Price (2)	Registration Fee

Common Stock, no par value	23,000,000	$1.42	$32,660,000	$3,494.62

(1)	Includes 3,000,000 shares that the underwriter has the option to purchase to cover over-allotments, if any.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated                , 2006
20,000,000 Shares
ARADIGM CORPORATION
Common Stock

We are offering 20,000,000 shares of our common stock. We have granted the underwriter a 30-day option to purchase up to an additional 3,000,000 shares to cover over-allotments.
Our common stock is quoted on the Nasdaq Capital Market under the symbol “ARDM.” The last reported sale price of our common stock on the Nasdaq Capital Market on October 23, 2006 was $1.43 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Aradigm (before expenses)	$	$
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriter expects to deliver the shares to purchasers on                     , 2006.

PUNK, ZIEGEL & COMPANY
The date of this prospectus is                     , 2006.

     You should rely only on the information contained in this prospectus. We have not, and the underwriter has not, authorized anyone to provide you with information that is different. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale of these securities is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.
     Aradigm®, AERx® and the Aradigm® logo are registered trademarks of Aradigm Corporation. This prospectus also includes other trademarks of Aradigm Corporation and trademarks of other persons.
     This prospectus also contains statistical data that we obtained from industry publications and reports generated by Business Insights, Wolters Kluwer PHAST, the Cystic Fibrosis Foundation, the American Lung Association, the American Diabetes Association, Datamonitor and Decision Resources. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, we have not independently verified the data.

PROSPECTUS SUMMARY
     This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus.
Our Business
     We are an emerging specialty pharmaceutical company focused on the development and commercialization of a portfolio of drugs delivered by inhalation for the treatment of severe respiratory diseases by pulmonologists. Local delivery of drugs to the respiratory tract by inhalation for the treatment of respiratory disease has been shown to be safe and efficacious and to provide a rapid onset of action in conditions such as asthma, chronic bronchitis and cystic fibrosis. We have developed a significant amount of expertise and intellectual property in pulmonary drug delivery for respiratory and systemic diseases over the last decade. We have demonstrated in our laboratory research and clinical trials that our hand-held AERx pulmonary drug delivery system, with a product candidate currently in Phase 3 clinical trials, is particularly suitable for drugs where highly efficient and precise delivery to the respiratory tract is advantageous or essential.
     We currently have four respiratory products in active development: innovative treatments for cystic fibrosis, asthma, pulmonary arterial hypertension, and inhalation anthrax. Two of these programs are in collaboration with others. In selecting our development programs, we seek drugs approved by the United States Food and Drug Administration, or the FDA, that can be reformulated for both existing and new indications in respiratory disease. Our intent is to use our pulmonary delivery methods and formulations to improve their safety, efficacy and convenience to patients. We believe that this strategy will allow us to reduce cost, development time and risk of failure, when compared to the discovery and development of new chemical entities. We intend to commercialize our respiratory products with our own focused sales and marketing force addressing pulmonary specialty doctors in the United States, where we believe that a proprietary sales force will enhance the return to our shareholders. Where our products can benefit a broader population of patients in the United States or in other countries, we may enter into co-development, co-promotion or other marketing arrangements with collaborators, thereby reducing costs and increasing revenues through license fees, milestone payments and royalties.
     Pulmonary delivery by inhalation is already a widely used, well accepted method of administration of a variety of drugs for the treatment of respiratory diseases. Compared to other routes of administration, inhalation provides local delivery of the drug to the respiratory tract, offering a number of potential advantages, including rapid onset of action, less drug required to achieve the desired therapeutic effect, and reduced side effects because the rest of the body has lower exposure to the drug. We believe that there still are significant unmet medical needs in the respiratory disease market, both to replace existing therapies that over prolonged use in patients demonstrate reduced efficacy or increased side effects, as well as to provide novel treatments to patient populations and for disease conditions that are inadequately treated. Based on our analysis of market data from Business Insights and Wolters Kluwer PHAST, we believe that we could potentially address a market opportunity currently estimated at approximately $20 billion, and growing at over 10% per year, for inhaled treatments of chronic respiratory diseases.
     In addition to its use in the treatment of respiratory diseases, there is also an increasing awareness of the value of the inhalation route of delivery to administer drugs via the lung for the systemic treatment of disease elsewhere in the body. For many drugs, the large and highly absorptive area of the lung enables bioavailability via pulmonary delivery that could otherwise only be obtained by injection. We believe that the features of our AERx delivery system make it more attractive for many systemic drug applications than alternative methods. The most advanced product candidate based on the AERx delivery system is in Phase 3 clinical trials being conducted by our licensee, Novo Nordisk A/S, to deliver insulin systemically via the lungs for the treatment of diabetes. We believe particular opportunities exist for the use of our pulmonary delivery technology for the delivery of biologics, including proteins, antibodies and peptides, that today must be delivered by injection, as well as small molecule drugs, where rapid absorption is desirable. We intend to pursue selected opportunities for systemic delivery via inhalation by seeking collaborations that will fund development and commercialization.
     We believe that our proprietary formulation and delivery technologies and our experience in the development and management of pulmonary clinical programs uniquely position us to benefit from the opportunities in the respiratory disease market as well as other pharmaceutical markets that would benefit from the efficient, non-invasive inhalation delivery of drugs.
Our Strategy
     We have developed a business strategy, comprised of five key elements, that we believe will allow us to achieve a leading position in the specialty pharmaceutical market for respiratory disease therapies.

•	We intend to develop a proprietary portfolio of respiratory disease therapies, where we apply our delivery and formulation technologies to existing drugs to provide a superior therapeutic profile or other valuable benefits to the patient when compared with existing treatment options.

•	We will seek to use regulatory pathways that will allow us to reduce the time, risks and costs associated with product development.

•	As we approach commercialization of our own products, we intend to establish a specialty sales and marketing force addressing pulmonologists and subspecialists in the United States.

•	We will continue to explore and exploit the potentially broad applicability of our validated delivery technologies for systemic applications in collaborations with companies that will fund development and commercialization.

•	We plan to outsource the late stage clinical and commercial scale manufacturing of our products to conserve our capital for product development.
Product Candidates
     The following table shows the disease indication and stage of development for each product candidate in our portfolio.

Product Candidate	Indication	Stage of Development

Proprietary Programs Under Development

ARD-3100 (Liposomal ciprofloxacin)	Cystic Fibrosis (CF)	Preclinical
ARD-1100 (Liposomal ciprofloxacin)	Inhalation Anthrax	Preclinical

Collaborative Programs Under Development

AERx iDMS (Insulin)	Type 1 and Type 2 Diabetes	In Phase 3
ARD-1300 (Hydroxychloroquine)	Asthma	In Phase 2
ARD-1500 (Liposomal treprostinil)	Pulmonary Arterial Hypertension	Preclinical
     Our ARD-3100 program for the management of CF represents the first product candidate that we intend to develop and commercialize ourselves. We have received orphan drug designation for this indication from the FDA. We believe that the local lung delivery of the antibiotic ciprofloxacin in a sustained release formulation could provide improved treatment of the debilitating and often life-threatening lung infections that afflict patients with CF. This program relies on much of the laboratory and production development efforts, as well as the preclinical safety database that we have developed, in conjunction with our ARD-1100 anti-bioterrorism product candidate for use in the prevention and treatment of inhalation anthrax and similar life-threatening inhaled infections. The ARD-1100 program is currently being co-funded by Defence Research and Development Canada, a division of the Canadian Department of National Defence. We intend to use the human safety data to be obtained from the CF product development to support the approval of the ARD-1100 product candidate. We also intend to explore the utility of the liposomal formulation of ciprofloxacin for other respiratory diseases including infections associated with chronic obstructive pulmonary disease.
     Our collaborative programs typically involve our proprietary AERx delivery platform and address larger markets or systemic conditions in which we anticipate sharing the development costs and commercialization revenues with our collaborators.
     The most advanced program using our AERx technology platform is AERx iDMS for the treatment of diabetes with inhaled insulin, as an alternative to injectable insulin, which is being developed by Novo Nordisk and is now in Phase 3 clinical trials. We have shown in the development program with AERx iDMS that the system is capable of delivering insulin into the blood stream faster than by subcutaneous injection of regular insulin, thus providing a more convenient, patient-friendly approach to controlling meal-time glucose levels. The total market for insulin and insulin analogues worldwide is forecast by Business Insights to reach $9.8 billion in 2011, of which $2.0 billion to $3.0 billion is from sales of inhaled insulin. Pursuant to our agreement with Novo Nordisk, Novo Nordisk is responsible for and is funding all development, manufacturing and commercialization activities, and we will be entitled to receive a royalty on net sales that we estimate will average five percent over the life of the product. Novo Nordisk announced in October 2006 that it expects commercial launch of the product in 2010.
     The ARD-1300 program is investigating a novel aerosolized formulation of hydroxychloroquine, or HCQ, as an inhaled treatment for asthma, under a collaboration with APT Pharmaceuticals, a privately held biotechnology company. HCQ is an approved drug currently used orally as an alternative to steroid treatment in other indications. We believe the ARD-1300 product candidate could have significant potential applicability as a safe and effective alternative to steroid treatment of asthma.
     The ARD-1500 program, in collaboration with United Therapeutics, is investigating the application of both our AERx delivery technology and our liposomal formulation technology to United Therapeutics’ approved injectable drug treprostinil for the treatment of pulmonary arterial hypertension. We believe that our inhaled sustained release formulation may lead to a reduction in the number of daily administrations that are needed to be effective. We also believe that the ARD-1500 product candidate could potentially offer a non-invasive, more direct and patient-friendly approach to treatment that would complement or replace currently available treatments.
Risks Affecting Us
     Our business is subject to a number of risks, which are explained in detail under the section entitled “Risk Factors.”

•	None of our product candidates has been approved or commercialized, and we may never successfully develop any products.

•	We recently changed our product development strategy, and if we do not successfully implement this new strategy our business and reputation will be damaged.

•	We will need additional capital and we may not be able to obtain it.

•	We have a history of losses, we expect to incur losses for at least the foreseeable future, and we may never attain or maintain profitability.

•	Our dependence on collaborators may delay or prevent the progress of certain of our programs.

•	The results of later stage clinical trials of our product candidates may not be as favorable as earlier trials and that could result in additional costs and delay or prevent commercialization of our products.

•	If our clinical trials are delayed because of patient enrollment or other problems, we would incur additional cost and postpone the potential receipt of revenues.

•	We are subject to extensive regulation, including the requirement of approval before any of our product candidates can be marketed. We may not obtain regulatory approval for our product candidates on a timely basis, or at all.

•	In order to market our proprietary products, we are likely to establish our own sales, marketing and distribution capabilities. We have no experience in these areas, and if we have problems establishing these capabilities, the commercialization of our products would be impaired.

•	If any products that we or our collaborators may develop do not attain adequate market acceptance by healthcare professionals and patients, our business prospects and results of operations will suffer.

•	We depend upon our proprietary technologies, and we may not be able to protect our potential competitive proprietary advantage.

•	Our common stock is currently listed on the Nasdaq Capital Market and may be delisted; if our stock is delisted, it will have less market liquidity and the price may decline.
Corporate Information
     We were incorporated in California in January 1991. Our principal executive offices are located at 3929 Point Eden Way, Hayward, California 94545, and our telephone number is (510) 265-9000. Our Internet address is www.aradigm.com. The information on, or accessible through, our website is not part of this prospectus. Unless the context requires otherwise, references in this prospectus to “Aradigm,” “we,” “us” and “our” refer to Aradigm Corporation.

The Offering

Common stock offered by us	20,000,000 shares

Common stock to be outstanding after this offering	36,001,203 shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ . We intend to use approximately $20 million of the net proceeds of this offering for the further development of our ARD-3100 product for the treatment of cystic fibrosis, $2 million for the completion of development of our next-generation AERx pulmonary drug delivery device and the remaining net proceeds for general corporate purposes, including the continued development and advancement of our other programs. We may also use a portion of the net proceeds to acquire complementary technologies or businesses. See “Use of Proceeds.”

Nasdaq Capital Market symbol	ARDM
     The number of shares of common stock that will be outstanding after this offering is based on 14,765,502 shares of common stock outstanding as of June 30, 2006 and excludes:

•	2,573,253 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $13.28 per share;

•	2,119,766 shares of common stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $11.11 per share; and

•	1,957,635 shares of common stock reserved for future issuance under our 2005 Equity Incentive Plan.
     Except as otherwise noted, all information in this prospectus:

•	Reflects a one-for-five reverse split of our common stock effected in January 2006;

•	Assumes the automatic conversion of all outstanding shares of Series A Convertible Preferred Stock into 1,235,701 shares of common stock upon the completion of this offering; and

•	Assumes no exercise of the underwriter’s over-allotment option.

Summary Financial Data
     The following tables present summary historical and as adjusted financial data. The summary statement of operations data for the years ended December 31, 2003, 2004 and 2005 have been derived from our audited financial statements included elsewhere in this prospectus. The summary statement of operations data for the six months ended June 30, 2005 and 2006 and the summary balance sheet data as of June 30, 2006 have been derived from our unaudited financial statements included elsewhere in this prospectus. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited financial statements and related notes, each included elsewhere in this prospectus. Our interim results are not necessarily indicative of results for the full fiscal year and our historical results are not necessarily indicative of the results to be expected in any future period.

				Six Months Ended
	Year Ended December 31,			June 30,

	2003	2004	2005	2005	2006

				(Unaudited)
	(In thousands, except per share data)
Statements of operations data:
Contract and license revenues	$33,857	$28,045	$10,507	$8,926	$2,880
Operating expenses:
Research and development	49,636	46,477	30,174	14,387	13,098
General and administrative	10,391	11,934	10,895	5,948	5,537
Restructuring and asset impairment	—	—	—	—	5,370

Total operating expenses	60,027	58,411	41,069	20,335	24,005

Loss from operations	(26,170)	(30,366)	(30,562)	(11,409)	(21,125)
Interest income	338	194	1,317	638	380
Other (expenses) income	(138)	(17)	30	(45)	27

Net loss	$(25,970)	$(30,189)	$(29,215)	$(10,816)	$(20,717)

Basic and diluted net loss per share	$(2.59)	$(2.37)	$(2.01)	$(0.75)	$(1.42)

Shares used in computing basic and diluted net loss per share	10,039	12,741	14,513	14,486	14,614

	As of June 30, 2006

	Actual	As Adjusted (1)

	(Unaudited, in thousands)
Balance sheet data:
Cash, cash equivalents and short term investments	$8,914	$
Working capital	5,142
Total assets	17,049
Convertible preferred stock	23,669
Accumulated deficit	(295,555)
Total shareholders’ (deficit) equity	(12,450)

(1)	The as adjusted balance sheet data as of June 30, 2006 gives effect to the automatic conversion of all outstanding shares of our Series A Convertible Preferred Stock into 1,235,701 shares of our common stock upon the completion of this offering and the receipt of net proceeds of approximately $ million from the sale of 20,000,000 shares of common stock offered by us at the assumed public offering price of $1.43 per share, after deducting the estimated underwriting discount and estimated offering expenses payable by us.

RISK FACTORS
     Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus and the information incorporated by reference in this prospectus, before deciding whether to invest in shares of our common stock. The occurrence of any of the following risks, or other risks that are currently unknown or unforeseen by us, could harm our business, financial condition, results of operations or growth prospects. If any of these events occur, the trading price of our common stock could decline, and you may lose all or part of your investment.
Risks Related to Our Business
None of our product candidates has been approved or commercialized, and we may never successfully develop any products.
     Most of our product candidates are in an early stage of development. Development of our products will require extensive additional time, effort and cost in preclinical testing and clinical trials. Our products also require lengthy regulatory reviews before they can be marketed. None of our products has yet received FDA approval, and our development efforts may never result in a commercialized product. We have spent more than 10 years developing AERx iDMS for the treatment of diabetes and it is still not on the market. We may abandon the development of some or all of our product candidates at any time and without prior notice. We must incur substantial up-front expenses to develop and commercialize products and failure to achieve commercial feasibility, demonstrate safety, achieve clinical efficacy, obtain regulatory approval or successfully manufacture and market products will significantly hurt our results of operations.
We recently changed our product development strategy, and if we do not successfully implement this new strategy our business and reputation will be damaged.
     Since our inception in 1991 we have focused on developing drug delivery technologies. We have recently transitioned our business focus from the development of delivery technologies to the application of our pulmonary drug delivery technologies and expertise to the development of novel drug products to treat respiratory diseases. As part of this transition we have implemented workforce reductions in an effort to reduce our expenses and improve our cash flows. We have not yet implemented or are only in the early stages of implementing various aspects of our new strategy, and we may not be successful in implementing our new strategy. Even if we are able to implement the various aspects of our new strategy, it may not be successful.
We will need additional capital and we may not be able to obtain it.
     Our operations to date have consumed substantial amounts of cash and have generated no product revenues. While our refocused development strategy will reduce capital expenditures, we expect negative operating cash flows to continue for at least the foreseeable future. Even though we do not plan to engage in drug discovery, we will nevertheless need to commit substantial funds to develop our product candidates and we may not be able to obtain sufficient funds on acceptable terms or at all. Our future capital requirements will depend on many factors, including:

•	our progress in the application of our delivery and formulation technologies, which may require further refinement of these technologies;

•	the number of product development programs we pursue and the pace of each program;

•	our progress with formulation development;

•	the scope, rate of progress, results and costs of preclinical testing and clinical trials;

•	the time and costs associated with seeking regulatory approvals;

•	our ability to outsource the manufacture of our product candidates and the costs of doing so;

•	the time and costs associated with establishing in-house resources to market and sell certain of our products;

•	our ability to establish and maintain collaborative arrangements with others and the terms of those arrangements;

•	the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims; and

•	our need to acquire licenses or other rights for our product candidates.
     Since inception, we have financed our operations primarily through private placements and public offerings of our capital stock, proceeds from equipment lease financings, contract research funding and interest earned on investments. We believe that our existing cash and cash equivalent balances at June 30, 2006, together with amounts received in the third quarter from the restructuring of a license agreement and from the sale of assets, funding commitments from collaborators, interest earned on our investments and the estimated proceeds from this offering should be sufficient to meet our needs for at least the next 18 months. We will need to obtain substantial additional funds before we would be able to bring any of our product candidates to market. Our estimates of future capital use are uncertain, and changing circumstances, including those related to implementation of our new development strategy or further changes to our development strategy, could cause us to consume capital significantly faster than currently expected, and our expected sources of funding may not be sufficient. If adequate funds are not available, we will be required to delay, reduce the scope of, or eliminate one or more of our product development programs, or to obtain funds through arrangements with collaborators or other sources that may require us to relinquish rights to certain of our technologies or products that we would not otherwise relinquish, and to reduce personnel-related costs. If we are able to obtain funds through the issuance of debt securities or borrowing, the terms may restrict our operations, including a prohibition on paying dividends on our common stock. If we are able to obtain funds through the issuance of equity securities, your interest will be diluted and our stock price may drop as a result.
Our common stock is currently listed on the Nasdaq Capital Market and may be delisted; if our stock is delisted, it will have less market liquidity and the price may decline.
     Our common stock is currently listed on the Nasdaq Capital Market. On May 18, 2006, we received a notice from Nasdaq indicating that we had failed to comply with the continued listing standard for the Nasdaq Capital Market requiring (i) a market value of listed securities of $35 million, (ii) shareholders’ equity of at least $2.5 million or (iii) net income from continuing operations of at least $500,000 in the last completed fiscal year or two of the last three completed fiscal years. On August 22, 2006, following a hearing with the Nasdaq Listing Qualifications Panel to appeal the Nasdaq Staff Determination to delist our common stock, Nasdaq ruled to allow our stock to remain listed, subject to continued compliance with Nasdaq’s listing requirements. Based on our preliminary analysis, we do not anticipate that we will be able to meet Nasdaq’s continued listing requirements as of September 30, 2006. We are requesting a hearing with Nasdaq and we intend to seek continued listing. The hearing may not be resolved in our favor, and we may be delisted from the Nasdaq Capital Market. Even if the hearing is resolved in our favor, we may not be able to meet Nasdaq’s listing requirements to continue trading on the Nasdaq Capital Market in the future. If our common stock is delisted from the Nasdaq Capital Market, we will likely be traded on the Pink Sheets or the Over-the-Counter Bulletin Board, which may reduce the liquidity of, and may adversely affect the price of, our common stock.
We have a history of losses, we expect to incur losses for at least the foreseeable future, and we may never attain or maintain profitability.
     We have never been profitable and have incurred significant losses in each year since our inception. Through June 30, 2006, we have incurred a cumulative deficit of $295.6 million. We have not had any product sales and do not anticipate receiving any revenues from product sales for at least the next few years, if ever. While our recent shift in development strategy may result in reduced capital expenditures, we expect to continue to incur substantial losses over at least the next several years as we:

•	expand drug product development efforts;

•	conduct preclinical testing and clinical trials;

•	pursue additional applications for our existing delivery technologies;

•	outsource the commercial-scale production of our products; and

•	establish a sales and marketing force to commercialize certain of our proprietary products if these products obtain regulatory approval.
     To achieve and sustain profitability, we must, alone or with others, successfully develop, obtain regulatory approval for, manufacture, market and sell our products. We will incur substantial expenses in our efforts to develop and commercialize products and we may never generate sufficient product or contract research revenues to become profitable or to sustain profitability.
Our dependence on collaborators may delay or prevent the progress of certain of our programs.
     Our commercialization strategy for certain of our product candidates depends on our ability to enter into agreements with collaborators to obtain assistance and funding for the development and potential commercialization of our product candidates. Collaborations may involve greater uncertainty for us, as we have less control over certain aspects of our collaborative programs than we do over our proprietary development and commercialization programs. We may determine that continuing a collaboration under the terms provided is not in our best interest, and we may terminate the collaboration. Our existing collaborators could delay or terminate their agreements, and our products subject to collaborative arrangements may never be successfully commercialized. For example, Novo Nordisk has control over and responsibility for development and commercialization of AERx iDMS. The development and commercialization of AERx iDMS could be delayed further or terminated if Novo Nordisk fails to conduct these activities in a timely manner or at all. In 2004, Novo Nordisk amended the protocols of a Phase 3 clinical program, which resulted in a significant delay of the development of the product. If, due to delays or otherwise, we do not receive development funds or achieve milestones set forth in the agreements governing our collaborations, or if any of our collaborators breach or terminate their collaborative agreements or do not devote sufficient resources or priority to our programs, our business prospects and potential to receive revenues would be hurt.
     Further, our existing or future collaborators may pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including our competitors, and the priorities or focus of our collaborators may shift such that our programs receive less attention or resources than we would like. Any such actions by our collaborators may adversely affect our business prospects and ability to earn revenues. In addition, we could have disputes with our existing or future collaborators regarding, for example, the interpretation of terms in our agreements. Any such disagreements could lead to delays in the development or commercialization of any potential products or could result in time-consuming and expensive litigation or arbitration, which may not be resolved in our favor.
     Even with respect to certain other programs that we intend to commercialize ourselves, we may enter into agreements with collaborators to share in the burden of conducting clinical trials, manufacturing and marketing our product candidates or products. In addition, our ability to apply our proprietary technologies to develop proprietary drugs will depend on our ability to establish and maintain licensing arrangements or other collaborative arrangements with the holders of proprietary rights to such drugs. We may not be able to establish such arrangements on favorable terms or at all, and our existing or future collaborative arrangements may not be successful.

The results of later stage clinical trials of our product candidates may not be as favorable as earlier trials and that could result in additional costs and delay or prevent commercialization of our products.
     Although we believe the limited and preliminary data we have regarding our potential products is encouraging, the results of initial preclinical testing and clinical trials do not necessarily predict the results that we will get from subsequent or more extensive preclinical testing and clinical trials. Clinical trials of our product candidates may not demonstrate that they are safe and effective to the extent necessary to obtain regulatory approvals. Many companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after receiving promising results in earlier trials. If we cannot adequately demonstrate through the clinical trial process that a therapeutic product we are developing is safe and effective, regulatory approval of that product would be delayed or prevented, which would impair our reputation, increase our costs and prevent us from earning revenues.
If our clinical trials are delayed because of patient enrollment or other problems, we would incur additional cost and postpone the potential receipt of revenues.
     Before we or our collaborators can file for regulatory approval for the commercial sale of our potential products, the FDA will require extensive preclinical safety testing and clinical trials to demonstrate their safety and efficacy. Completing clinical trials in a timely manner depends on, among other factors, the timely enrollment of patients. Our collaborators’ and our ability to recruit patients depends on a number of factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the existence of competing clinical trials. Delays in planned patient enrollment in our current or future clinical trials may result in increased costs, program delays or both, and the loss of potential revenues.
We are subject to extensive regulation, including the requirement of approval before any of our product candidates can be marketed. We may not obtain regulatory approval for our product candidates on a timely basis, or at all.
     We, our collaborators and our products are subject to extensive and rigorous regulation by the federal government, principally the FDA, and by state and local government agencies. Both before and after regulatory approval, the development, testing, manufacture, quality control, labeling, storage, approval, advertising, promotion, sale, distribution and export of our potential products are subject to regulation. Pharmaceutical products that are marketed abroad are also subject to regulation by foreign governments. Our products cannot be marketed in the United States without FDA approval. The process for obtaining FDA approval for drug products is generally lengthy, expensive and uncertain. To date, we have not sought or received approval from the FDA or any corresponding foreign authority for any of our product candidates.
     Even though we intend to apply for approval of most of our products in the United States under Section 505(b)(2) of the United States Food, Drug and Cosmetic Act, which applies to reformulations of approved drugs and that may require smaller and shorter safety and efficacy testing than that for entirely new drugs, the approval process will still be costly, time-consuming and uncertain. We or our collaborators may not be able to obtain necessary regulatory approvals on a timely basis, if at all, for any of our potential products. Even if granted, regulatory approvals may include significant limitations on the uses for which products may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in warning letters, imposition of civil penalties or other monetary payments, delay in approving or refusal to approve a product candidate, suspension or withdrawal of regulatory approval, product recall or seizure, operating restrictions, interruption of clinical trials or manufacturing, injunctions and criminal prosecution.
Regulatory authorities may not approve our product candidates even if the product candidates meet safety and efficacy endpoints in clinical trials or the approvals may be too limited for us to earn sufficient revenues.
     The FDA and other foreign regulatory agencies can delay approval of or refuse to approve our product candidates for a variety of reasons, including failure to meet safety and efficacy endpoints in our clinical trials. Our product candidates may not be approved even if they achieve their endpoints in clinical trials. Regulatory agencies, including the FDA, may disagree with our trial design and our interpretations of data from preclinical studies and clinical trials. Even if a product candidate is approved, it may be approved for fewer or more limited indications than requested or the approval may be subject to the performance of significant post-marketing studies. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates. Any limitation, condition or denial of approval would have an adverse affect on our business reputation and results of operations.
Even if we are granted initial FDA approval for any of our product candidates, we may not be able to maintain such approval, which would reduce our revenues.
     Even if we are granted initial regulatory approval for a product candidate, the FDA and similar foreign regulatory agencies can limit or withdraw product approvals for a variety of reasons, including failure to comply with regulatory requirements, changes in regulatory requirements, problems with manufacturing facilities or processes or the occurrence of unforeseen problems, such as the discovery of previously undiscovered side effects. If we are able to obtain any product approvals, they may be limited or withdrawn or we may be unable to remain in compliance with regulatory requirements. Both before and after approval we, our collaborators and our products are subject to a number of additional requirements. For example, certain changes to the approved product, such as adding new indications, certain manufacturing changes and additional labeling claims are subject to additional FDA review and approval. Advertising and other promotional material must comply with FDA requirements and established requirements applicable to drug samples. We, our collaborators and our manufacturers will be subject to continuing review and periodic inspections by the FDA and other authorities where applicable and must comply with ongoing requirements, including the FDA’s Good Manufacturing Practices, or GMP, requirements. Once the FDA approves a product, a manufacturer must provide certain updated safety and efficacy information, submit copies of promotional materials to the FDA and make certain other required reports. Product approvals may be withdrawn if regulatory requirements are not complied with or if problems concerning safety or efficacy of the product occur following approval. Any limitation or withdrawal of approval of any of our products could delay or prevent sales of our products, which would adversely affect our revenues. Further continuing regulatory requirements involve expensive ongoing monitoring and testing requirements.
Since one of our key proprietary programs, the ARD-3100 liposomal ciprofloxacin program, relies on the FDA’s granting of orphan drug designation for potential market exclusivity, the product may not be able to obtain market exclusivity and could be barred from the market for up to seven years.
     The FDA has granted orphan drug designation for our proprietary liposomal ciprofloxacin for the management of cystic fibrosis. Orphan drug designation is intended to encourage research and development of new therapies for diseases that affect fewer than 200,000 patients in the United States. The designation provides the opportunity to obtain market exclusivity for seven years from the date of the FDA’s approval of a new drug application, or NDA. However, the market exclusivity is granted only to the first chemical entity to be approved by the FDA for a given indication. Therefore, if another inhaled ciprofloxacin product were to be approved by the FDA for a cystic fibrosis indication before our product, then we may be blocked from launching our product in the United States for seven years, unless we are able to demonstrate to the FDA clinical superiority of our product on the basis of safety or efficacy. We may seek to develop additional products that incorporate drugs that have received orphan drug designations for specific indications. In each case, if our product is not the first to be approved by the FDA for a given indication, we will be unable to access the target market in the United States, which would adversely affect our ability to earn revenues.
We have limited manufacturing capacity and will have to depend on contract manufacturers and collaborators; if they do not perform as expected, our revenues and customer relations will suffer.
     We have limited capacity to manufacture our requirements for the development and commercialization of our product candidates. We intend to use contract manufacturers to produce key components, assemblies and subassemblies in the clinical and commercial manufacturing of our products. We may not be able to enter into or maintain satisfactory contract manufacturing arrangements. Specifically, an affiliate of Novo Nordisk has agreed to supply devices and dosage forms to us for use in the development of our products that incorporate our proprietary AERx technology through January 27, 2008. We may not be able to extend this agreement at satisfactory terms, if at all, and we may not be able to find a replacement contract manufacturer at satisfactory terms.
     We may decide to invest in additional clinical manufacturing facilities in order to internally produce critical components of our product candidates and to handle critical aspects of the production process, such as assembly of the disposable unit-dose packets and filling of the unit-dose packets. If we decide to produce components of any of our product candidates in-house, rather than use contract manufacturers, it will be costly and we may not be able to do so in a timely or cost-effective manner or in compliance with regulatory requirements.
     With respect to some of our product development programs targeted at large markets, either our collaborators or we will have to invest significant amounts to attempt to provide for the high-volume manufacturing required to take advantage of these product markets, and much of this spending may occur before a product is approved by the FDA for commercialization. Any such effort will entail many significant risks. For example, the design requirements of our products may make it too costly or otherwise infeasible for us to develop them at a commercial scale, or manufacturing and quality control problems may arise as we attempt to expand production. Failure to address these issues could delay or prevent late-stage clinical testing and commercialization of any products that may receive FDA approval.
     Further, we, our contract manufacturers and our collaborators are required to comply with the FDA’s GMP requirements that relate to product testing, quality assurance, manufacturing and maintaining records and documentation. We, our contract manufacturers or our collaborators may not be able to comply with the applicable GMP and other FDA regulatory requirements for manufacturing, which could result in an enforcement or other action, prevent commercialization of our product candidates and impair our reputation and results of operations.
We rely on a small number of vendors and contract manufacturers to supply us with specialized equipment, tools and components; if they do not perform as we need them to, we will not be able to develop or commercialize products.
     We rely on a small number of vendors and contract manufacturers to supply us and our collaborators with specialized equipment, tools and components for use in development and manufacturing processes. These vendors may not continue to supply such specialized equipment, tools and components, and we may not be able to find alternative sources for such specialized equipment and tools. Any inability to acquire or any delay in our ability to acquire necessary equipment, tools and components would increase our expenses and could delay or prevent our development of products.
In order to market our proprietary products, we are likely to establish our own sales, marketing and distribution capabilities. We have no experience in these areas, and if we have problems establishing these capabilities, the commercialization of our products would be impaired.
     We intend to establish our own sales, marketing and distribution capabilities to market products to concentrated, easily addressable prescriber markets. We have no experience in these areas, and developing these capabilities will require significant expenditures on personnel and infrastructure. While we intend to market products that are aimed at a small patient population, we may not be able to create an effective sales force around even a niche market. In addition, some of our product development programs will require a large sales force to call on, educate and support physicians and patients. While we intend to enter into collaborations with one or more pharmaceutical companies to sell, market and distribute such products, we may not be able to enter into any such arrangement on acceptable terms, if at all. Any collaborations we do enter into may not be effective in generating meaningful product royalties or other revenues for us.

If any products that we or our collaborators may develop do not attain adequate market acceptance by healthcare professionals and patients, our business prospects and results of operations will suffer.
     Even if we or our collaborators successfully develop one or more products, such products may not be commercially acceptable to healthcare professionals and patients, who will have to choose our products over alternative products for the same disease indications, and many of these alternative products will be more established than ours. For our products to be commercially viable, we will need to demonstrate to healthcare professionals and patients that our products afford benefits to the patient that are cost-effective as compared to the benefits of alternative therapies. Our ability to demonstrate this depends on a variety of factors, including:

•	the demonstration of efficacy and safety in clinical trials;

•	the existence, prevalence and severity of any side effects;

•	the potential or perceived advantages or disadvantages compared to alternative treatments;

•	the timing of market entry relative to competitive treatments;

•	the relative cost, convenience, product dependability and ease of administration;

•	the strength of marketing and distribution support;

•	the sufficiency of coverage and reimbursement of our product candidates by governmental and other third-party payors; and

•	the product labeling or product insert required by the FDA or regulatory authorities in other countries.
     Our product revenues will be adversely affected if, due to these or other factors, the products we or our collaborators are able to commercialize do not gain significant market acceptance.
We depend upon our proprietary technologies, and we may not be able to protect our potential competitive proprietary advantage.
     Our business and competitive position is dependent upon our and our collaborators’ ability to protect our proprietary technologies related to various aspects of pulmonary drug delivery and drug formulation. While our intellectual property rights may not provide a significant commercial advantage for us, our patents and know-how are intended to provide protection for important aspects of our technology, including methods for aerosol generation, devices used to generate aerosols, breath control, compliance monitoring, certain pharmaceutical formulations, design of dosage forms and their manufacturing and testing methods. In addition, we are maintaining as non-patented trade secrets some of the key elements of our manufacturing technologies, for example, those associated with production of disposable unit-dose packets for our AERx delivery system.
     Our ability to compete effectively will also depend to a significant extent on our and our collaborators’ ability to obtain and enforce patents and maintain trade secret protection over our proprietary technologies. The coverage claimed in a patent application typically is significantly reduced before a patent is issued, either in the United States or abroad. Consequently, any of our pending or future patent applications may not result in the issuance of patents and any patents issued may be subjected to further proceedings limiting their scope and may in any event not contain claims broad enough to provide meaningful protection. Any patents that are issued to us or our collaborators may not provide significant proprietary protection or competitive advantage, and may be circumvented or invalidated. In addition, unpatented proprietary rights, including trade secrets and know-how, can be difficult to protect and may lose their value if they are independently developed by a third party or if their secrecy is lost. Further, because development and commercialization of pharmaceutical products can be subject to substantial delays, patents may expire early and provide only a short period of protection, if any, following commercialization of products.

     In July 2006, we assigned 23 issued United States patents to Novo Nordisk along with corresponding non-United States counterparts and certain related pending applications. In August 2006, Novo Nordisk brought suit against Pfizer, Inc. claiming infringement of certain claims in one of the assigned United States patents. That patent is placed at risk in connection with this infringement lawsuit. Other patents assigned to Novo Nordisk may become the subject of future litigation. If all or any of the patents assigned to Novo Nordisk are invalidated, it may reduce Novo Nordisk’s commitment to move forward with AERx iDMS and would adversely affect any royalty which we might potentially receive based on all or any of those patents. Further, the patents assigned to Novo Nordisk encompass, in some instances, technology beyond inhaled insulin and, if the patents are invalidated, it could harm our ability to obtain market exclusivity with respect to other product candidates.
We may infringe on the intellectual property rights of others and any litigation could force us to stop developing or selling potential products and could be costly, divert management attention and harm our business.
     We must be able to develop products without infringing the proprietary rights of other parties. Because the markets in which we operate involve established competitors with significant patent portfolios, including patents relating to compositions of matter, methods of use and methods of drug delivery, it could be difficult for us to use our technologies or develop products without infringing the proprietary rights of others. We may not be able to design around the patented technologies or inventions of others and we may not be able to obtain licenses to use patented technologies on acceptable terms, or at all. If we cannot operate without infringing the proprietary rights of others, we will not earn product revenues.
     If we are required to defend ourselves in a lawsuit, we could incur substantial costs and the lawsuit could divert management attention, regardless of the lawsuit’s merit or outcome. These legal actions could seek damages and seek to enjoin testing, manufacturing and marketing of the accused product or process. In addition to potential liability for significant damages, we could be required to obtain a license to continue to manufacture or market the accused product or process and any license required under any such patent may not be made available to us on acceptable terms, if at all.
     Periodically, we review publicly available information regarding the development efforts of others in order to determine whether these efforts may violate our proprietary rights. We may determine that litigation is necessary to enforce our proprietary rights against others. Such litigation could result in substantial expense, regardless of its outcome, and may not be resolved in our favor.
     Furthermore, patents already issued to us or our pending patent applications may become subject to dispute, and any disputes could be resolved against us. For example, Eli Lilly and Company brought an action against us seeking to have one or more employees of Eli Lilly named as co-inventors on one of our patents. This case was determined in our favor in 2004, but we may face other similar claims in the future and we may lose or settle cases at significant loss to us. In addition, because patent applications in the United States are currently maintained in secrecy for a period of time prior to issuance, and patent applications in certain other countries generally are not published until more than 18 months after they are first filed, and because publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were the first creator of inventions covered by our pending patent applications or that we were the first to file patent applications on such inventions.
We are in a highly competitive market and our competitors have developed or may develop alternative therapies for our target indications, which would limit the revenue potential of any product we may develop.
     We are in competition with pharmaceutical, biotechnology and drug delivery companies, hospitals, research organizations, individual scientists and nonprofit organizations engaged in the development of drugs and therapies for the disease indications we are targeting. Our competitors may succeed before we can, and many already have succeeded, in developing competing technologies for the same disease indications, obtaining FDA approval for products or gaining acceptance for the same markets that we are targeting. If we are not “first to market,” it may be more difficult for us and our collaborators to enter markets as second or subsequent competitors and become commercially successful. We are aware of a number of companies that are developing or have developed therapies to address indications we are targeting, including major pharmaceutical companies such as Bayer, Eli Lilly, Genentech, Gilead Sciences, Merck & Co., Novartis and Pfizer. Certain of these companies are addressing these target markets with pulmonary products that are similar to ours. These companies and many other potential competitors have greater research and development, manufacturing, marketing, sales, distribution, financial and managerial resources and experience than we have and many of these companies may have products and product candidates that are on the market or in a more advanced stage of development than our product candidates. Our ability to earn product revenues and our market share would be substantially harmed if any existing or potential competitors brought a product to market before we or our collaborators were able to, or if a competitor introduced at any time a product superior or more cost-effective than ours.
If we do not continue to attract and retain key employees, our product development efforts will be delayed and impaired.
     We depend on a small number of key management and technical personnel. Our success also depends on our ability to attract and retain additional highly qualified marketing, management, manufacturing, engineering and development personnel. There is a shortage of skilled personnel in our industry, we face intense competition in our recruiting activities, and we may not be able to attract or retain qualified personnel. Losing any of our key employees, particularly our new President and Chief Executive Officer, Dr. Igor Gonda, who plays a central role in our strategy shift to a specialty pharmaceutical company, could impair our product development efforts and otherwise harm our business. Any of our employees may terminate their employment with us at will.
Acquisition of complementary businesses or technologies could result in operating difficulties and harm our results of operations.
     While we have not identified any definitive targets, we may use a portion of the proceeds from this offering to acquire products, businesses or technologies that we believe are complementary to our business strategy. The process of investigating, acquiring and integrating any business or technology into our business and operations is risky and we may not be able to accurately predict or derive the benefits of any such acquisition. The process of acquiring and integrating any business or technology may create operating difficulties and unexpected expenditures, such as:

•	diversion of our management from the development and commercialization of our pipeline product candidates;

•	difficulty in assimilating and efficiently using the acquired assets or personnel; and

•	inability to retain key personnel.
     In addition to the factors set forth above, we may encounter other unforeseen problems with acquisitions that we may not be able to overcome. Any future acquisitions may require us to issue shares of our stock or other securities that dilute the ownership interests of our other shareholders, expend cash, incur debt, assume liabilities, including contingent or unknown liabilities, or incur additional expenses related to write-offs or amortization of intangible assets, any of which could materially adversely affect our operating results.
If we market our products in other countries, we will be subject to different laws and we may not be able to adapt to those laws, which could increase our costs while reducing our revenues.
     If we market any approved products in foreign countries, we will be subject to different laws, particularly with respect to intellectual property rights and regulatory approval. To maintain a proprietary market position in foreign countries, we may seek to protect some of our proprietary inventions through foreign counterpart patent applications. Statutory differences in patentable subject matter may limit the protection we can obtain on some of our inventions outside of the United States. The diversity of patent laws may make our expenses associated with the development and maintenance of intellectual property in foreign jurisdictions more expensive than we anticipate. We probably will not obtain the same patent protection in every market in which we may otherwise be able to potentially generate revenues. In addition, in order to market our products in foreign jurisdictions, we and our collaborators must obtain required regulatory approvals from foreign regulatory agencies and comply with extensive regulations regarding safety and quality. We may not be able to obtain regulatory approvals in such jurisdictions and we may have to incur significant costs in obtaining or maintaining any foreign regulatory approvals. If approvals to market our products are delayed, if we fail to receive these approvals, or if we lose previously received approvals, our business would be impaired as we could not earn revenues from sales in those countries.
We may be exposed to product liability claims, which would hurt our reputation, market position and operating results.
     We face an inherent risk of product liability as a result of the clinical testing of our product candidates in humans and will face an even greater risk upon commercialization of any products. These claims may be made directly by consumers or by pharmaceutical companies or others selling such products. We may be held liable if any product we develop causes injury or is found otherwise unsuitable during product testing, manufacturing or sale. Regardless of merit or eventual outcome, liability claims would likely result in negative publicity, decreased demand for any products that we may develop, injury to our reputation and suspension or withdrawal of clinical trials. Any such claim will be very costly to defend and also may result in substantial monetary awards to clinical trial participants or customers, loss of revenues and the inability to commercialize products that we develop. Although we currently have product liability insurance, we may not be able to maintain such insurance or obtain additional insurance on acceptable terms, in amounts sufficient to protect our business, or at all. A successful claim brought against us in excess of our insurance coverage would have a material adverse effect on our results of operations.
If we cannot arrange for adequate third-party reimbursement for our products, our revenues will suffer.
     In both domestic and foreign markets, sales of our potential products will depend in substantial part on the availability of adequate reimbursement from third-party payors such as government health administration authorities, private health insurers and other organizations. Third-party payors often challenge the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the adequate reimbursement status of newly approved health care products. Any products we are able to successfully develop may not be reimbursable by third-party payors. In addition, our products may not be considered cost-effective and adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize a profit. Legislation and regulations affecting the pricing of pharmaceuticals may change before our products are approved for marketing and any such changes could further limit reimbursement. If any products we develop do not receive adequate reimbursement, our revenues will be severely limited.
Our use of hazardous materials could subject us to liabilities, fines and sanctions.
     Our laboratory and clinical testing sometimes involve use of hazardous and toxic materials. We are subject to federal, state and local laws and regulations governing how we use, manufacture, handle, store and dispose of these materials. Although we believe that our safety procedures for handling and disposing of such materials comply in all material respects with all federal, state and local regulations and standards, there is always the risk of accidental contamination or injury from these materials. In the event of an accident, we could be held liable for any damages that result and such liability could exceed our financial resources. Compliance with environmental and other laws may be expensive and current or future regulations may impair our development or commercialization efforts.
If we are unable to effectively implement or maintain a system of internal controls over financial reporting, we may not be able to accurately or timely report our financial results and our stock price could be adversely affected.
     Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate the effectiveness of our internal controls over financial reporting as of the end of each fiscal year, and to include a management report assessing the effectiveness of our internal controls over financial reporting in our annual report on Form 10-K for that fiscal year. Section 404 also requires our independent registered public accounting firm, beginning with our fiscal year ending December 31, 2007, to attest to, and report on, management’s assessment of our internal controls over financial reporting. Our ability to comply with the annual internal control report requirements will depend on the effectiveness of our financial reporting and data systems and controls across our company. We expect these systems and controls to involve significant expenditures and to become increasingly complex as our business grows and to the extent that we make and integrate acquisitions. To effectively manage this complexity, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Any failure to implement required new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm our operating results and cause us to fail to meet our financial reporting obligations, which could adversely affect our business and jeopardize our listing on the Nasdaq Capital Market, either of which could reduce our stock price.
Risks Related to This Offering
Our stock price is likely to remain volatile.
     The market prices for securities of many companies in the drug delivery and pharmaceutical industries, including ours, have historically been highly volatile, and the market from time to time has experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. Prices for our common stock may be influenced by many factors, including:

•	investor perception of us;

•	our ability to maintain the listing of our common stock on the Nasdaq Capital Market;

•	research analyst recommendations and our ability to meet or exceed quarterly performance expectations of analysts or investors;

•	fluctuations in our operating results;

•	market conditions relating to our segment of the industry or the securities markets in general;

•	announcements of technological innovations or new commercial products by us or our competitors;

•	publicity regarding actual or potential developments relating to products under development by us or our competitors;

•	failure to maintain existing or establish new collaborative relationships;

•	developments or disputes concerning patents or proprietary rights;

•	delays in the development or approval of our product candidates;

•	regulatory developments in both the United States and foreign countries;

•	concern of the public or the medical community as to the safety or efficacy of our products, or products deemed to have similar safety risk factors or other similar characteristics to our products;

•	period-to-period fluctuations in financial results;

•	future sales or expected sales of substantial amounts of common stock by shareholders;

•	our ability to raise financing; and

•	economic and other external factors.
     In the past, class action securities litigation has often been instituted against companies promptly following volatility in the market price of their securities. Any such litigation instigated against us would, regardless of its merit, result in substantial costs and a diversion of management’s attention and resources.

You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.
     The offering price of our common stock will be substantially higher than the net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $           per share.
We have implemented certain anti-takeover provisions, which make it less likely that we would be acquired and you would receive a premium price for your shares.
     Certain provisions of our articles of incorporation and the California Corporations Code could discourage a party from acquiring, or make it more difficult for a party to acquire, control of our company without approval of our board of directors. These provisions could also limit the price that certain investors might be willing to pay in the future for shares of our common stock. Certain provisions allow our board of directors to authorize the issuance, without shareholder approval, of preferred stock with rights superior to those of the common stock. We are also subject to the provisions of Section 1203 of the California Corporations Code, which requires us to provide a fairness opinion to our shareholders in connection with their consideration of any proposed “interested party” reorganization transaction.
     We have adopted a shareholder rights plan, commonly known as a “poison pill.” We have also adopted an Executive Officer Severance Plan and a Form of Change of Control Agreement, both of which may provide for the payment of benefits to our officers in connection with an acquisition. The provisions described above, our poison pill, our severance plan and our change of control agreements, and provisions of the California Corporations Code may discourage, delay or prevent another party from acquiring us or reduce the price that a buyer is willing to pay for our common stock.
Because management has broad discretion as to the use of the net proceeds from this offering, you may not agree with how we use them, and such proceeds may not be applied successfully.
     Our management will have broad discretion with respect to the use of the net proceeds from this offering. We currently intend to use the net proceeds from the offering to fund the further development of our ARD-3100 program, as well as other development programs and for working capital and general corporate purposes. You will be relying on the judgment of our management concerning these uses and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The failure of our management to apply these funds effectively could result in unfavorable returns and uncertainty about our prospects, each of which would cause the price of our common stock to decline.
We have never paid dividends on our capital stock, and we do not anticipate paying cash dividends for at least the foreseeable future.
     We have never declared or paid cash dividends on our capital stock. We do not anticipate paying any cash dividends on our common stock for at least the foreseeable future. We currently intend to retain all available funds and future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for at least the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus contains forward-looking statements. When used in this prospectus the words “anticipate,” “objective,” “may,” “might,” “should,” “could,” “can,” “intend,” “expect,” “believe,” “estimate,” “predict,” “potential,” “plan” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding our future expenses, sales and operations;

•	our anticipated cash needs and our estimates regarding our capital requirements and our need for additional financing;

•	the expected development path and timing of our product candidates;

•	our expectations regarding the use of Section 505(b)(2) of the United States Food, Drug and Cosmetic Act and an expedited development and regulatory process;

•	our ability to obtain and derive benefits from orphan drug designation;

•	our ability to anticipate the future needs of our customers;

•	our plans for future products and enhancements of existing products;

•	our growth strategy elements;

•	our intellectual property;

•	our anticipated trends and challenges in the markets in which we operate; and

•	our ability to attract customers.
     These statements reflect our current views with respect to uncertain future events and are based on imprecise estimates and assumptions and subject to risk and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. While we believe our plans, intentions and expectations reflected in those forward-looking statements are reasonable, these plans, intentions or expectations may not be achieved. Our actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus for a variety of reasons, including those under the heading “Risk Factors.”
     All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the risk factors and other cautionary statements set forth in this prospectus. Other than as required by applicable securities laws, we are under no obligation, and we do not intend, to update any forward-looking statement, whether as result of new information, future events or otherwise.

USE OF PROCEEDS
     We estimate that our net proceeds from the sale of our common stock in this offering will be approximately $           million, or approximately $           million if the underwriter exercises its over-allotment option in full, based upon an assumed public offering price of $1.43 per share and after deducting the estimated underwriting discount and estimated offering expenses payable by us.
     We currently expect to use the net proceeds from this offering as follows:

•	approximately $20 million for preclinical and clinical testing in our ARD-3100 program, including manufacturing of clinical trial supplies;

•	approximately $2.0 million for completion of development of our next-generation AERx pulmonary drug delivery device; and

•	the balance for working capital and general corporate expenses as well as general development efforts.
     We may also use a portion of the proceeds for the potential acquisition of, or investment in, product candidates, technologies, formulations or companies that complement our business, although we have no current understandings, commitments or agreements to do so.
     As of June 30, 2006 we had $8.9 million in cash, cash equivalents and short-term investments. On July 5, 2006, we received $27.5 million in cash as part of a further restructuring of our license agreement with Novo Nordisk, and, on August 25, 2006, we received $4.0 million in cash from the sale of Intraject-related assets to Zogenix. We believe that our existing capital resources and the net proceeds from this offering will be sufficient to enable us to maintain currently planned operations through at least the next 18 months. We do not expect our existing capital resources and the estimated net proceeds from this offering to be sufficient to enable us to fund to completion the development of any of our product candidates. During the next 18 months we expect to:

•	announce Phase 2 results from our ARD-1300 program;

•	announce initial clinical results for our ARD-3100 program; and

•	initiate additional preclinical testing for our ARD-1500 program.
     We will need additional funds to develop our product candidates and to continue our operations. Such funds may not be available when needed on acceptable terms or at all. In order to reach commercialization of ARD-3100, we estimate we will need to spend an additional $15 million to $20 million. If we cannot raise sufficient funds when needed, we may have to delay, scale back or abandon clinical trials or other product development activities, or we may be forced to license or sell rights to our product candidates that we would have preferred to retain. If we are able to raise additional capital through the issuance of equity securities, your equity interest will be diluted. If we are able to raise additional capital through the issuance of debt securities, the terms of the debt securities may restrict our operations, including our ability to pay dividends on our common stock.
     The actual costs and timing of clinical trials are highly uncertain, subject to risk and may change depending upon the clinical indication targeted, the development strategy pursued and the results of preclinical testing and early stage clinical trials. The amounts and timing of other expenditures will depend on numerous factors, including the status of our product development and commercialization efforts, the amount of proceeds actually raised in this offering, competition, manufacturing activities and any collaborative arrangements we may enter into. As a result, our management will have broad discretion to allocate the net proceeds from this offering.

PRICE RANGE OF COMMON STOCK
     Our common stock commenced trading on the Nasdaq National Market (now the Nasdaq Global Market) on June 20, 1996, and since May 2, 2006, has traded on the Nasdaq Capital Market (formerly the Nasdaq SmallCap Market). Based on our preliminary analysis, we do not anticipate that we will be able to meet Nasdaq’s continued listing requirements as of September 30, 2006. We are requesting a hearing with Nasdaq and we intend to seek continued listing. The hearing may not be resolved in our favor, and we may be delisted from the Nasdaq Capital Market. Even if the hearing is resolved in our favor, we may not be able to meet Nasdaq’s listing requirements to continue trading on the Nasdaq Capital Market in the future. If our common stock is delisted from the Nasdaq Capital Market, we will likely be traded on the Pink Sheets or the Over-the-Counter Bulletin Board, which may reduce the liquidity of, and may adversely affect the price of, our common stock.
     The following table sets forth the high and low closing sale prices of our common stock for the periods indicated.

	High	Low

2004
First Quarter	$13.70	$9.05
Second Quarter	11.35	4.20
Third Quarter	6.40	3.30
Fourth Quarter	10.00	5.90
2005
First Quarter	$8.65	$5.60
Second Quarter	5.90	5.00
Third Quarter	6.05	4.95
Fourth Quarter	5.25	3.45
2006
First Quarter	$5.04	$3.03
Second Quarter	3.32	1.29
Third Quarter	2.24	1.40
Fourth Quarter (through October 23, 2006)	1.69	1.42
     On October 23, 2006, the last reported sale price of our common stock on the Nasdaq Capital Market was $1.43. As of October 23, 2006, there were 14,776,412 shares of our common stock outstanding, held by 124 holders of record.
DIVIDEND POLICY
     We have never declared or paid any cash dividends on our capital stock and we do not currently intend to pay any cash dividends on our capital stock for at least the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our capital stock will be, subject to applicable law, at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions in loan agreements or other agreements.

CAPITALIZATION
     The following table sets forth our capitalization as of June 30, 2006:

•	on an actual basis; and

•	on an as adjusted basis to reflect (1) the automatic conversion of our outstanding Series A Convertible Preferred Stock into 1,235,701 shares of our common stock upon completion of this offering and (2) the receipt of net proceeds from the sale of 20,000,000 shares of our common stock in this offering at an assumed public offering price of $1.43 per share, after deducting the estimated underwriting discount and estimated offering expenses payable by us.
     You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited financial statements and the related notes, each appearing elsewhere in this prospectus.

	As of June 30, 2006

	Actual	As Adjusted

	(In thousands,
	except share data)
Convertible preferred stock, no par value; 5,000,000 shares authorized, 1,544,626 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted; liquidation preference of $41,866 at June 30, 2006, actual	$23,669		—
Shareholders’ (deficit) equity:
Common stock, no par value; 100,000,000 shares authorized, 14,765,502 shares issued and outstanding, actual; 100,000,000 shares authorized, 36,001,203 shares issued and outstanding, as adjusted	283,107	$
Accumulated other comprehensive loss	(2)		(2)
Accumulated deficit	(295,555)		(295,555)

Total shareholders’ (deficit) equity	(12,450)

Total capitalization	$11,219	$

     The outstanding share information in the table above excludes as of June 30, 2006:

•	2,573,253 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $13.28 per share;

•	2,119,766 shares of common stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $11.11 per share; and

•	1,957,635 shares of common stock reserved for future issuance under our 2005 Equity Incentive Plan.

DILUTION
     If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the assumed public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering. As of June 30, 2006, our net tangible book value (deficit) was $(12.5) million, or $(0.84) per share of common stock. Net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the number of shares of our outstanding common stock. After giving effect to our sale in this offering of 20,000,000 shares of our common stock at the assumed public offering price of $1.43 per share, after deducting the estimated underwriting discount and offering expenses payable by us and after the conversion of all outstanding shares of our Series A Convertible Preferred Stock into common stock upon completion of this offering, our pro forma as adjusted net tangible book value as of June 30, 2006 would have been $      million, or $           per share of our common stock. This represents an immediate increase of net tangible book value of $           per share to our existing shareholders and an immediate dilution of $           per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share		$
Net tangible book value (deficit) per share as of June 30, 2006	$(0.84)
Increase in net tangible book value per share attributable to investors purchasing shares in this offering
Increase in net tangible book value per share attributable to conversion of all outstanding shares of preferred stock

As adjusted net tangible book value per share after giving effect to this offering and the conversion of all outstanding shares of preferred stock

Dilution to investors in this offering		$

     If the underwriter exercises its over-allotment option in full, the as adjusted net tangible book value per share after giving effect to this offering and the conversion of our preferred stock would be $           per share, and the dilution per share to investors in this offering would be $           per share.

SELECTED FINANCIAL DATA
     We present below our selected financial data. The statement of operations data for the years ended December 31, 2003, 2004 and 2005 and the balance sheet data as of December 31, 2004 and 2005 have been derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2001 and 2002 and the balance sheet data as of December 31, 2001, 2002 and 2003 have been derived from our audited financial statements not included in this prospectus. The statement of operations data for the six months ended June 30, 2005 and 2006 and the balance sheet data as of June 30, 2006 have been derived from our unaudited financial statements included elsewhere in this prospectus. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited financial statements and related notes, each included elsewhere in this prospectus. Our interim results are not necessarily indicative of results for the full fiscal year and our historical results are not necessarily indicative of the results to be expected in any future period.

						Six Months Ended
	Years Ended December 31,					June 30,

	2001	2002	2003	2004	2005 (1)	2005	2006

						(Unaudited)
	(In thousands, except per share data)
Statements of operations data:
Contract and license revenues	$28,916	$28,967	$33,857	$28,045	$10,507	$8,926	$2,880
Operating expenses:
Research and development	58,836	54,680	49,636	46,477	30,174	14,387	13,098
General and administrative	9,355	10,394	10,391	11,934	10,895	5,948	5,537
Restructuring and asset impairment	—	—	—	—	—	—	5,370

Total operating expenses	68,191	65,074	60,027	58,411	41,069	20,335	24,005

Loss from operations	(39,275)	(36,107)	(26,170)	(30,366)	(30,562)	(11,409)	(21,125)
Interest income	1,324	818	338	194	1,317	638	380
Other income (2)	6,675	—	—	—	—	—	—
Other (expenses) income	(1,081)	(642)	(138)	(17)	30	(45)	27

Net loss	(32,357)	(35,931)	(25,970)	(30,189)	(29,215)	(10,816)	(20,717)
Deemed dividend (3)	(10,722)	—	—	—	—	—	—

Loss applicable to common shareholders	$(43,079)	$(35,931)	$(25,970)	$(30,189)	$(29,215)	$(10,816)	$(20,717)

Basic and diluted loss per share applicable to common shareholders	$(9.89)	$(5.94)	$(2.59)	$(2.37)	$(2.01)	$(0.75)	$(1.42)

Shares used in computing basic and diluted net loss per share	4,358	6,052	10,039	12,741	14,513	14,486	14,614

	As of December 31,					As of
						June 30,
	2001	2002	2003	2004	2005 (1)	2006

						(Unaudited)
	(In thousands)
Balance sheet data:
Cash, cash equivalents and short-term investments	$71,164	$31,443	$29,770	$16,763	$27,694	$8,914
Working capital	48,308	16,039	19,708	4,122	21,087	5,142
Total assets	132,100	97,129	95,218	79,741	39,497	17,049
Noncurrent portion of notes payable and capital lease obligations	2,427	497	—	—	—	—
Convertible preferred stock	30,735	30,665	23,669	23,669	23,669	23,669
Accumulated deficit	(153,535)	(189,443)	(215,436)	(245,623)	(274,838)	(295,555)
Total shareholders’ equity (deficit)	71,149	41,410	52,970	35,754	7,171	(12,450)

(1)	On January 26, 2005, we completed the restructuring of our AERx iDMS program, pursuant to a restructuring agreement entered into with Novo Nordisk and an affiliate of Novo Nordisk. In accordance with the restructuring transaction, we received $51.3 million in cash and applied $4.0 million of deposits from Novo Nordisk in consideration for our transfer to Novo Nordisk of $54.5 million of property and equipment at net book value, $515,000 of inventory and $317,000 for prepaid and other assets. As a result of the restructuring transaction, our contract revenues from our development agreement with Novo Nordisk ceased in 2005. Of the amount recorded in deferred revenue at December 31, 2004, we recorded $11.3 million in the first quarter of 2005, consisting of: project development revenues of $2.1 million, deferred milestone revenues of $5.2 million, and $4.0 million as partial payment for the sale of the insulin development program assets in accordance with the restructuring agreement. We recorded no material gain or loss as a result of the sale of these assets.

(2)	Other income consists of the gain related to forgiveness of outstanding notes and interest by Genentech, previously classified as an extraordinary item. In 2002, we early adopted Statement of Financial Accounting Standard 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB 13 and Technical Corrections,” which requires the reclassification of this type of extraordinary item as a component of operating results.

(3)	The deemed dividend represents the beneficial conversion feature on our Series A Convertible Preferred Stock, measured as the difference between the fair market value of our common stock and the discounted conversion price. We reported the value of the beneficial conversion feature on the statements of operations for the year ended December 31, 2001 as a deemed dividend and included the value in the calculation of net loss applicable to the common shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Financial Data” and our financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.
Overview
     We are an emerging specialty pharmaceutical company focused on the development and commercialization of a portfolio of drugs delivered by inhalation for the treatment of severe respiratory diseases by pulmonologists. Over the last decade, we have invested a large amount of capital to develop drug delivery technologies, and in doing so we have developed a significant amount of expertise in pulmonary drug delivery. We have also invested considerable effort into the generation of a large volume of laboratory and clinical data demonstrating the performance of our AERx pulmonary drug delivery platform. We have not been profitable since inception and expect to incur additional operating losses over at least the next several years as we expand product development efforts, preclinical testing and clinical trial activities and possible sales and marketing efforts and as we secure production capabilities from outside contract manufacturers. To date, we have not had any significant product sales, and we do not anticipate receiving any revenues from the sale of products for at least the next several years. As of June 30, 2006, we had an accumulated deficit of $295.6 million. Historically we have funded our operations primarily through private placements and public offerings of our capital stock, proceeds from equipment lease financings, license fees and milestone payments from collaborators, proceeds from our restructuring transaction with Novo Nordisk and interest earned on investment.
     We have performed initial feasibility work and conducted early stage clinical work on a number of potential products and have been compensated for expenses incurred while performing this work in several cases pursuant to feasibility study agreements and other collaborative arrangements. We will seek to develop certain potential products ourselves, including those that can benefit from our experience in pulmonary delivery, and that have markets we can address with a targeted sales and marketing force and that we believe are likely to provide a superior therapeutic profile or other valuable benefits to patients when compared to existing products. For other potential products with larger or less concentrated markets we may seek to enter into development and commercialization agreements with collaborators.
     In 2004, we executed a development agreement with Defence Research and Development Canada, a division of the Canadian Department of National Defence, for the development of liposomal ciprofloxacin for the treatment of biological terrorism-related inhalation anthrax. We are also exploring the use of liposomal ciprofloxacin to treat other indications. We have received orphan drug designation for this formulation from the United States Food and Drug Administration, or the FDA, for the management of cystic fibrosis, or CF. We initiated preclinical studies for our ARD-3100 product candidate in 2006 and expect to initiate human clinical studies for the CF indication in the first half of 2007. We anticipate using safety data from these studies to support our expected application for approval of the ARD-1100 product candidate for the prevention and treatment of inhalation anthrax and possibly other inhaled life-threatening bioterrorism infections as well.
     The AERx insulin Diabetes Management System, or AERx iDMS, which we initially developed and is now licensed to Novo Nordisk, is being developed to control blood glucose levels in patients with diabetes. Following the restructuring of our collaborative arrangement in January 2005, all responsibility for funding and conducting the remaining development and commercialization of this product, including manufacturing, clinical trials, regulatory filings, marketing and sales, has been transferred to Novo Nordisk. We have the right to receive royalties on any sales of AERx iDMS. AERx iDMS is currently undergoing testing in a Phase 3 clinical program, which began in May 2006. This program follows significant prior clinical work which provided preliminary evidence that AERx iDMS is comparable to regular injectable insulin in the overall management of Type 1 and Type 2 diabetes. The Phase 3 clinical program is expected to include a total of approximately 3,400 Type 1 and Type 2 diabetes patients and is taking place worldwide with primary focus on Europe and the United States. The program includes treatment comparisons with other antidiabetics. The longest of these trials is expected to last 27 months. Novo Nordisk announced in October 2006 that it expects commercial launch of the product in 2010. As with any clinical program, there are many factors that could delay the launch or could result in AERx iDMS not receiving or maintaining regulatory approval.
     Following positive pre-clinical and Phase 1 study results, our ARD-1300 program for the treatment of asthma has completed a Phase 2 clinical trial and we expect to announce final results by the end of 2006. The results of this Phase 2 study will form the basis of our and our collaborator’s decision as to whether to continue this program.
     We have other ongoing collaborator-funded and proprietary programs under development. In 2006, we expect self-initiated research and development expenses to decrease from 2005; however, the extent of and costs associated with future research and development efforts are uncertain and difficult to predict due to the early stage of development of our programs.
Restructured Relationship with Novo Nordisk
     During 2005, our collaborative agreement with Novo Nordisk and its subsidiary, Novo Nordisk Delivery Technologies, or NNDT, contributed approximately 76% of our total contract revenues. From the inception of our collaboration in June 1998 through December 31, 2005, we have received from Novo Nordisk $137.1 million in product development payments, $13.0 million in milestone payments and $35.0 million from the purchase of our common stock by Novo Nordisk and its affiliates. All product development and milestone payments received to date have been recognized as revenue.
     As of January 26, 2005, we restructured the AERx iDMS program, pursuant to a restructuring agreement entered into with Novo Nordisk and NNDT in September 2004. Under the terms of the restructuring agreement, we sold certain equipment, leasehold improvements and other tangible assets used in the AERx iDMS program to NNDT, for a cash payment of $55.3 million (before refund of cost advances made by Novo Nordisk). Our expenses related to this transaction for legal and other consulting costs were $1.1 million. In connection with the restructuring transaction, we entered into various related agreements with Novo Nordisk and NNDT, including the following:

•	an amended and restated license agreement amending the development and license agreement previously in place with Novo Nordisk, expanding Novo Nordisk’s development and manufacturing rights to the AERx iDMS program and providing for royalties to us on future AERx iDMS net sales in lieu of a percentage interest in the gross profits from the commercialization of AERx iDMS, which royalties run until the later of last patent expiry or last use of our intellectual property and which apply to future enhancements or generations of our AERx delivery technology;

•	a three-year agreement under which NNDT agreed to perform contract manufacturing of AERx iDMS-identical devices and dosage forms filled with compounds provided by us in support of preclinical and initial clinical development of other products that incorporate our AERx delivery system; and

•	an amendment of the common stock purchase agreement in place with Novo Nordisk prior to the closing of the restructuring transaction, (i) deleting the provisions whereby we can require Novo Nordisk to purchase certain additional amounts of common stock, (ii) imposing certain restrictions on the ability of Novo Nordisk to sell shares of our common stock and (iii) providing Novo Nordisk with certain registration and information rights with respect to these shares.
     As a result of this transaction, we recorded our final project development revenues from Novo Nordisk in the first quarter of 2005, and, as we were no longer obligated to continue work related to the non-refundable milestone payment from Novo Nordisk in connection with the commercialization of AERx, we recognized the remaining balance of the deferred revenue associated with the milestone of $5.2 million as revenue in the first quarter of 2005. In 2005 we recorded revenues of approximately $727,000 from NNDT related to transition and support agreements. As a result of this transaction, we were released from our contractual obligations relating to future operating lease payments for two buildings assigned to NNDT and accordingly reversed the deferred rent liability related to the two buildings of $1.4 million, resulting in a reduction of operating expenses in 2005. In addition, pursuant to the restructuring agreement, we terminated a manufacturing and supply agreement and a patent cooperation agreement, each previously in place with Novo Nordisk and dated October 22, 2001.
     On July 5, 2006, we further restructured our relationship with Novo Nordisk through an intellectual property assignment, a royalty prepayment and an eight-year promissory note with Novo Nordisk. The promissory note was secured by the royalty payments on any AERx iDMS sales by Novo Nordisk under the license with us. The key features of this restructuring included:

•	our transfer to Novo Nordisk of the ownership of 23 issued United States patents and their corresponding non-United States counterparts, if any, as well as related pending applications, in exchange for $12.0 million paid to us in cash. We retained exclusive, royalty-free control of these patents outside the field of glucose control and will continue to be entitled to royalties with respect to any inhaled insulin products marketed or licensed by Novo Nordisk.

•	our receipt of a royalty prepayment of $8.0 million in exchange for a one percent reduction on our average royalty rate for the commercialized AERx iDMS product. As a result, we will receive royalty rates under our license agreement with Novo Nordisk that will commence at a minimum of 3.25% on launch, and that we estimate will average 5% over the life of the product.

•	our issuance of an eight-year promissory note to Novo Nordisk in connection with our receipt from Novo Nordisk of a loan in the principal amount of $7.5 million with interest accruing at 5% per year. The principal and interest will be payable to Novo Nordisk in three equal payments of $3.5 million on July 2, 2012, July 1, 2013 and June 30, 2014. Our obligations under the note are secured by royalty payments upon any commercialization of the AERx iDMS product.
     We and Novo Nordisk continue to cooperate and share in technology development, as well as intellectual property development and defense. Both we and Novo Nordisk have access to any developments or improvements the other might make to the AERx delivery system, within their respective fields of use. Novo Nordisk also remains a substantial holder of our common stock and is restricted from disposing of any of our common stock until January 1, 2009 or the earlier occurrence of certain specified events.
     In August 2006, Novo Nordisk announced that it had filed a lawsuit against Pfizer claiming that Exubera, an inhaled insulin product that Pfizer has been developing with Nektar Therapeutics, infringes a patent originally owned by us and now owned by Novo Nordisk with rights retained by us outside the field of glucose control. Depending on the outcome of this lawsuit, which is highly uncertain, we could be entitled to a portion of any proceeds received by Novo Nordisk from a favorable outcome.
Purchase and Sale of Intraject Technology
     In May 2003, we acquired select assets from the Weston Medical Group, a company based in the United Kingdom, including the Intraject needle-free delivery technology, related manufacturing equipment and intellectual property and associated transfer costs, for a total of $2.9 million. The purchase price and additional costs were allocated to the major pieces of purchased commercial equipment for the production of Intraject and were recorded in property and equipment as construction in progress. No costs or expenses were allocated to intellectual property or in-process research and development on a pro-rata basis, because of the lack of market information, the early stage of development and the immateriality of any allocation to intellectual property or in-process research and development based on the substantial value of the tangible assets acquired.
     In October 2004, we announced positive results from the clinical performance verification trial of the Intraject needle-free delivery system. Following the results from the configuration trial, we initiated a pilot pharmacokinetic study comparing Intraject with sumatriptan, a treatment for migraines, to the currently marketed needle-injected product. In June 2005, we announced results from this study, which showed that Intraject sumatriptan was bioequivalent to the marketed injectable product and that patients were able to self-administer using Intraject.
     In August 2006, we sold all of our assets related to the Intraject technology platform and products, including 12 United States patents along with any foreign counterparts corresponding to those United States patents, to Zogenix, Inc., a newly created private company that has some officers who were former officers of our company. Zogenix is responsible for further development and commercialization efforts of Intraject. We received a $4.0 million initial payment and we will be entitled to a milestone payment upon initial commercialization and royalty payments upon any commercialization of products that may be developed and sold using the Intraject technology. Our potential royalty payments will be affected by the ability of Zogenix to maintain and, if necessary, enforce the patents we assigned to it.
Nasdaq Listing
     Based on our preliminary analysis, we do not anticipate that we will be able to meet Nasdaq’s continued listing requirements as of September 30, 2006. We are requesting a hearing with Nasdaq and we intend to seek continued listing. The hearing may not be resolved in our favor, and we may be delisted from the Nasdaq Capital Market. Even if the hearing is resolved in our favor, we may not be able to meet Nasdaq’s listing requirements to continue trading on the Nasdaq Capital Market in the future. If our common stock is delisted from the Nasdaq Capital Market, we will likely be traded on the Pink Sheets or the Over-the-Counter Bulletin Board, which may reduce the liquidity of, and may adversely affect the price of, our common stock.
Critical Accounting Policies and Estimates
     We consider certain accounting policies related to revenue recognition, stock-based compensation and impairment of long-lived assets to be critical accounting policies that require the use of significant judgments and estimates relating to matters that are inherently uncertain and may result in materially different results under different assumptions and conditions. The preparation of financial statements in conformity with United States generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes to the financial statements. These estimates include useful lives for property and equipment and related depreciation calculations, estimated amortization periods for payments received from product development and license agreements as they relate to the revenue recognition of deferred revenue and assumptions for valuing options, warrants and other stock-based compensation. Our actual results could differ from these estimates.
Revenue Recognition
     Contract revenues consist of revenues from collaboration agreements and feasibility studies. We recognize revenues under the provisions of the Securities and Exchange Commission issued Staff Accounting Bulletin, or SAB, No. 104, “Revenue Recognition.” Under collaboration agreements, revenues are recognized as costs are incurred. Deferred revenue represents the portion of all refundable and nonrefundable research payments received that have not been earned. In accordance with contract terms, milestone payments from collaborative research agreements are considered reimbursements for costs incurred under the agreements and, accordingly, are generally recognized as revenues either upon the completion of the milestone effort when payments are contingent upon completion of the effort or are based on actual efforts expended over the remaining term of the agreements when payments precede the required efforts. Costs of contract revenues are approximate to or are greater than such revenues and are included in research and development expenses when incurred. Refundable development and license fee payments are deferred until the specified performance criteria are achieved. Refundable development and license fee payments are generally not refundable once the specific performance criteria are achieved and accepted.

Impairment of Long-Lived Assets
     We review for impairment whenever events or changes in circumstances indicate that the carrying amount of property and equipment may not be recoverable in accordance with Statement of Financial Accounting Standard, or SFAS, No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Future cash flows that are contingent in nature are generally not recognized. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written down to their estimated fair values and the loss is recognized in the statements of operations. We recorded a non-cash impairment charge of $4.0 million during the six months ended June 30, 2006 related to our estimate of the net realizable value of the Intraject-related assets, based on the expected sale of those assets.
Stock-Based Compensation Expense
     Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), “Share-Based Payment,” or SFAS No. 123R, using the modified prospective transition method and, therefore, have not restated prior periods’ results. Under this method, we recognize compensation expense, net of estimated forfeitures, for all stock-based payments granted after January 1, 2006 and all stock-based payments granted prior to but not vested as of January 1, 2006.
     Under the provisions of SFAS No. 123R, stock-based compensation cost is estimated at the grant date based on the award’s fair value and is recognized as expense, net of estimated forfeitures, ratably over the requisite vesting period. We have elected to calculate an awards’ fair value based on the Black-Scholes option-pricing model. The Black-Scholes model requires various assumptions including expected option life and expected stock price volatility. If any of the assumptions used in the Black-Scholes model or the estimated forfeiture rate change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.
     Under SFAS No. 123R, we recognized compensation expense for stock-based compensation of $854,000 for the six months ended June 30, 2006.
Comparison of Six Months Ended June 30, 2006 and 2005
Revenues

	Six Months Ended
	June 30,
			Change in	Change in
	2005	2006	Dollars	Percent

	(In thousands)
Revenues:
Contract revenues	$3,740	$2,686	$(1,054)	(28)%
Milestone revenues	5,186	194	(4,992)	(96)%

Total revenues	$8,926	$2,880	$(6,046)	(68)%
     Total revenues consist of contract revenues and milestone revenues. Total revenues decreased 68% for the six months ended June 30, 2006 over the comparable period in fiscal 2005 due to decreases in both contract revenues and milestone revenues. The decreases were primarily due to restructuring the AERx iDMS program in January 2005, which resulted in a decrease in revenues associated with that program. In the six-month period ended June 30, 2006, we recorded increased contract revenues of $1.5 million from our programs. This increase was primarily offset by a net decrease in contract revenues of $2.1 million due to the restructuring of the AERx iDMS program in January 2005 and $400,000 from a transition service agreement with Novo Nordisk A/S, which ended on January 27, 2006. Milestone revenues for the six-month period ended June 30, 2006 decreased by $5.2 million primarily due to the consummation of the restructuring with Novo Nordisk on January 26, 2005 offset by an increase of $194,000 for the ARD-1300 development program.

     As a result of the restructuring of the AERx iDMS program, which was completed on January 26, 2005, we recorded project development revenues from Novo Nordisk for the first 26 days of 2005 of approximately $2.1 million and we also recognized $5.2 million, the remaining balance of the deferred revenue associated with a previously received milestone payment of $13.0 million, as revenues in the first quarter of 2005.
Research and Development

	Six Months Ended
	June 30,
			Change in	Change in
	2005	2006	Dollars	Percent

	(In thousands)
Research and development expenses:
Collaborative	$3,231	$2,882	$(349)	(11)%
Self-initiated	11,156	10,216	(940)	(8)%

Total research and development expenses	$14,387	$13,098	$(1,289)	(9)%
     Research and development expenses include salaries, payments to contract manufacturers and contract research organizations, contractor and consultant fees, stock-based compensation expense, and other support costs including facilities, depreciation and travel costs. The $1.3 million decrease in research and development expenses is primarily due to the reduction in wages and other compensation related to workforce reductions and a decrease in supply-chain management costs due to the wind-down of the Intraject program, offset by an increase in research related to self-initiated development projects. Stock-based compensation expense charged to research and development for the six months ended June 30, 2006 was $469,000 due to the adoption of SFAS No. 123R effective January 1, 2006.
     Collaborative program expenses in the six months ended June 30, 2006 decreased by $349,000 primarily due to reduced expenses relating to the AERx iDMS program following the restructuring of that program in the first six months of 2005. Similarly, research and development expenses for self-initiated projects decreased by $940,000 due primarily to reductions in our development programs. We expect that our research and development expenses will remain relatively constant over the next few quarters as we redirect our focus from drug delivery technology development to our drug development programs.
General and Administrative

	Six Months Ended
	June 30,
			Change in	Change in
	2005	2006	Dollars	Percent

	(In thousands)
General and administrative expenses	$5,948	$5,537	$(411)	(7)%
     General and administrative expenses comprise salaries, legal fees, insurance, marketing research, contractor and consultant fees, stock-based compensation expense, and other support costs including facilities, depreciation and travel costs. Stock-based compensation expense charged to general and administrative expenses for the six months ended June 30, 2006 was $384,000 due to the adoption of SFAS No. 123R effective January 1, 2006.
     General and administrative expenses for the six months ended June 30, 2006 decreased over the comparable period in 2005 primarily due to reduced expenses relating to the AERx iDMS program following the restructuring of that program. As a result of the restructuring agreement, costs for building and maintenance, labor, labor benefits and insurance were reduced. The reduction in expenses was offset by the increase in stock-based compensation. We expect that our general and administrative expenses will remain relatively constant over the next few quarters.

Restructuring and Asset Impairment

	Six Months Ended
	June 30,
			Change in	Change in
	2005	2006	Dollars	Percent

	(In thousands)
Restructuring and asset impairment expenses	—	$5,370	$5,370	100%
     Restructuring and asset impairment expenses comprise severance related expenses including payroll, health insurance payments, outplacement expenses and Intraject-related asset impairment expenses. Severance-related expenses for the six months ended June 30, 2006 were $1.4 million. In addition, we recorded a non-cash impairment charge of $4.0 million to write down our Intraject-related assets to their net realizable value. The net realizable value does not include any future contingent milestones or royalties that we may receive if certain conditions are satisfied. These assets were included in the sale of Intraject-related assets to Zogenix in August 2006. We did not incur any restructuring and asset impairment expenses in the six months ended June 30, 2005.
Interest Income and Other Income (Expenses)

	Six Months Ended
	June 30,
			Change in	Change in
	2005	2006	Dollars	Percent

	(In thousands)
Interest income and other income (expenses):
Interest income	$638	$380	$(258)	(40)%
Other income (expenses)	(45)	27	72	160%

Total interest income and other income (expenses)	$593	$407	$(186)	(31)%
     Interest income and other income (expenses) primarily represent realized gains from exchange rate transactions and loss on the disposition of assets. Interest income for the six months ended June 30, 2006 decreased 40% over the comparable period in 2005 due to a lower average invested balance. The gain reported in the six month period ended June 30, 2006, primarily reflected the gain on exchange rate transactions offset by the loss on sale of assets. The loss reported in the second quarter of 2005 is the loss recognized from exchange rate transactions and on the retirement of the assets located at our leased warehouse facility, which lease has now expired.
Comparison of Years Ended December 31, 2005, 2004 and 2003
Revenues

	Year Ended
	December 31,
			Change in	Change in
	2004	2005	Dollars	Percent

	(In thousands)
Revenues:
Contract revenues	$26,752	$5,159	$(21,593)	(81)%
Milestone revenues	1,293	5,348	4,055	314%

Total revenues	$28,045	$10,507	$(17,538)	(63)%

	Year Ended
	December 31,
			Change in	Change in
	2003	2004	Dollars	Percent

	(In thousands)
Revenues:
Contract revenues	$32,109	$26,752	$(5,357)	(17)%
Milestone revenues	1,748	1,293	(455)	(26)%

Total revenues	$33,857	$28,045	$(5,812)	(17)%
     The 63% decrease in total revenues in 2005 compared to 2004 is due primarily to decreases in contract revenues as a result of the January 2005 restructuring of the AERx iDMS program. A decrease in contract revenues of $23.6 million in 2005 from the AERx iDMS program was offset by an increase of $727,000 in AERx iDMS consulting revenues and an increase of $1.3 million as a result of initiating four new feasibility projects. Milestone revenues increased by $3.9 million due to the recognition of deferred revenue from a non refundable milestone balance of $5.2 million and by $162,000 from the initiation of a new feasibility project.
     The 17% decrease in total revenues in 2004 compared to 2003 is due primarily to decreases in contract revenues and milestone revenues as a result of the maturation of the collaboration agreement with Novo Nordisk. This decrease of $6.1 million was offset by a $734,000 increase in other collaborator-funded programs. Milestone revenues from Novo Nordisk decreased in 2004 by $455,000.
Research and Development

	Year Ended
	December 31,
			Change in	Change in
	2004	2005	Dollars	Percent

	(In thousands)
Research and development expenses:
Collaborative	$28,164	$5,996	$(22,168)	(79)%
Self-initiated	18,313	24,178	5,865	32%

Total research and development expenses	$46,477	$30,174	$(16,303)	(35)%

	Year Ended
	December 31,
			Change in	Change in
	2003	2004	Dollars	Percent

	(In thousands)
Research and development expenses:
Collaborative	$33,512	$28,164	$(5,348)	(16)%
Self-initiated	16,124	18,313	2,189	14%

Total research and development expenses	$49,636	$46,477	$(3,159)	(6)%
     The decrease in research and development expenses in 2005 compared to 2004 is primarily due to a reduction in headcount and facility costs associated with the restructuring transaction with Novo Nordisk and cost reduction programs. This was offset by a $5.9 million increase in self-initiated development efforts primarily relating to Intraject. The decrease in research and development expenses in 2004 compared to 2003 is primarily due to cost reduction programs, including a reduction in force implemented in July 2003 in order to align our costs with the reduced revenues from collaborators. These decreases were offset by a net increase of $2.2 million in self-initiated program costs. A reduction in pulmonary delivery development efforts was offset by increased spending on the Intraject program. The reduced head count affected six months of 2003 and all of 2004.

General and Administrative

	Year Ended
	December 31,
			Change in	Change in
	2004	2005	Dollars	Percent

	(In thousands)
General and administrative expenses	$11,934	$10,895	$(1,039)	(9)%

	Year Ended
	December 31,
			Change in	Change in
	2003	2004	Dollars	Percent

	(In thousands)
General and administrative expenses	$10,391	$11,934	$1,543	15%
     The decrease in general and administrative expenses in 2005 as compared to 2004 resulted primarily from legal and consulting costs incurred in 2004 associated with the January 2005 restructuring transaction with Novo Nordisk. Other than the restructuring transaction, there were no significant corporate transactions in 2005, 2004 and 2003.
Interest Income and Other Income (Expenses)

	Year Ended
	December 31,
			Change in	Change in
	2004	2005	Dollars	Percent

	(In thousands)
Interest income and other income (expenses):
Interest income	$194	$1,317	$1,123	579%
Other income (expenses)	(17)	30	47	276%

Total interest income and other income (expenses)	$177	$1,347	$1,170	661%

	Year Ended
	December 31,
			Change in	Change in
	2003	2004	Dollars	Percent

	(In thousands)
Interest income and other income (expenses):
Interest income	$338	$194	$(144)	(43)%
Other income (expenses)	(138)	(17)	121	88%

Total interest income and other income (expenses)	$200	$177	$(23)	(12)%
     The increase in interest income in 2005 compared to 2004 is due to an increase in interest rates earned and higher average invested balances in 2005. The average cash and investment balances were higher in 2005 primarily due to receipt of net proceeds of $11.7 million from a private placement of common stock in December 2004 and net proceeds of $51.3 million from the closing of the January 2005 restructuring transaction with Novo Nordisk. The decrease in interest income in 2004 compared to 2003 was primarily due to lower average cash and investment balances in 2004 and, to a lesser extent, a decrease in interest rates earned on invested cash balances.
     The increase in other income (expenses) in 2005 compared to 2004 is due primarily to the $49,000 net gain on the sale of assets and $6,000 reduction in interest expense, offset by $12,000 loss on foreign exchange translation. The decrease in other expenses in 2004 compared to 2003 is primarily due to lower outstanding capital lease and equipment loan balances under various equipment and lease lines of credit which were completely paid off during 2004.

Selected Quarterly Financial Information
     The following table sets forth our unaudited quarterly statements of operations for each of the ten quarters in the period ended June 30, 2006. You should read the following table in conjunction with our financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for the full fiscal year or any other future period.

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,
	2004	2004	2004	2004	2005	2005	2005	2005	2006	2006

	(In thousands, except per share data)
Statements of operations data:
Contract and license revenues	$6,643	$7,078	$6,352	$7,972	$7,714	$1,212	$719	$862	$1,073	$1,807

Operating expenses:
Research and development	11,887	11,412	11,407	11,771	7,070	7,317	6,471	9,316	6,740	6,357
General and administrative	2,536	3,167	3,217	3,014	3,235	2,713	2,326	2,621	2,853	2,685
Restructuring and asset impairment	—	—	—	—	—	—	—	—	—	5,370

Total expenses	14,423	14,579	14,624	14,785	10,305	10,030	8,797	11,937	9,593	14,412

Loss from operations	(7,780)	(7,501)	(8,272)	(6,813)	(2,591)	(8,818)	(8,078)	(11,075)	(8,520)	(12,605)
Interest income	66	49	45	34	288	350	342	337	245	135
Other income (expenses)	(10)	(5)	(3)	1	(37)	(8)	8	67	(10)	37

Net loss	$(7,724)	$(7,457)	$(8,230)	$(6,778)	$(2,340)	$(8,476)	$(7,728)	$(10,671)	$(8,285)	$(12,433)

Basic and diluted net loss per common share	$(0.61)	$(0.59)	$(0.65)	$(0.52)	$(0.16)	$(0.58)	$(0.53)	$(0.73)	$(0.57)	$(0.85)

Shares used in computing basic and diluted net loss per common share	12,588	12,706	12,713	12,955	14,459	14,512	14,518	14,563	14,563	14,656

Liquidity and Capital Resources
     Since inception, we have financed our operations primarily through private placements and public offerings of our capital stock, proceeds from equipment lease financings, contract research funding, proceeds from our restructuring transaction with Novo Nordisk and interest earned on investments. As of June 30, 2006, we had cash, cash equivalents and short-term investments of $8.9 million and total working capital of $5.1 million. Our principal requirements for cash are to fund working capital needs and, to a lesser extent, capital expenditures for equipment purchases.
     For the six months ended June 30, 2006, our operating activities used net cash of $18.1 million, which reflects our net loss of $20.7 million offset by non-cash charges including stock-based compensation expense under SFAS No. 123R, impairment charges on property and equipment and depreciation expense and our use of operating cash to fund changes in operating assets and liabilities. Cash was used to pay for an increase in invoices outstanding for the development of our Intraject program, to pay for severance-related expenses accrued for the reduction in workforce and to fund accounts receivable, primarily related to collaborative programs. This compares to the net cash used in our operating activities for the six months ended June 30, 2005 of $20.1 million reflecting our net loss of $10.8 million offset by non-cash charges including depreciation expense and our use of cash to fund changes in operating assets and liabilities. The net reduction in operating assets and liabilities of $10.1 million is due primarily to the recognition of deferred revenue of $7.5 million, and reduction of deferred rent of $1.3 million, recognized in the statement of operations in the six-month period ended June 30, 2005 in conjunction with the Novo Nordisk restructuring agreement.

     For the six month period ended June 30, 2006, our net cash used in investing activities was $1.5 million. We used $974,000 for purchases of equipment primarily for the previously planned commercialization of our Intraject program and $514,000 was used to purchase short term investments. This compares to net cash provided by investing activities for the six month period ended June 30, 2005 of $42.8 million which consisted primarily of $50.3 million in net proceeds from Novo Nordisk in connection with the restructuring agreement, offset by our purchase of $2.5 million of fixed assets relating to our Intraject platform and our purchases of $5.5 million in securities classified as short-term investments with funds received in connection with the restructuring agreement.
     Net cash provided by financing activities was $269,000 for the six months ended June 30, 2006 compared to $326,000 for the comparable period in the prior year. Net cash provided by financing activities was attributable primarily to purchases under our employee stock plans.
     As of June 30, 2006, we had an accumulated deficit of $295.6 million, working capital of $5.1 million, and a shareholders’ deficit of $12.5 million. Management believes that cash and cash equivalents on hand at June 30, 2006 together with cash proceeds of $27.5 million from the July 2006 restructuring of the AERx iDMS program with Novo Nordisk, $4.0 million of proceeds from the August 2006 sale of Intraject-related assets to Zogenix, expected funding to be received under collaborative arrangements and the estimated net proceeds from this offering will be sufficient to enable us to meet our obligations through at least the next 18 months. We will likely need to raise additional capital to fund our operations and to develop our product candidates. Such funds may not be available when needed on acceptable terms or at all. If we cannot raise sufficient funds when needed, we may have to delay, scale back or abandon clinical trials or other product development activities, or we may be forced to license or sell rights to our product candidates that we would have preferred to retain. If we are able to raise additional capital through the issuance of equity securities, your equity interest will be diluted. If we are able to raise additional capital through the issuance of debt securities, the terms of the debt securities may restrict our operations, including our ability to pay dividends on our common stock.
     Our development efforts have and will continue to require a commitment of substantial funds to conduct the preclinical safety testing and clinical testing activities necessary to develop and refine such technology and proposed products and to bring any such products to market. Our future capital requirements will depend on many factors, including continued progress with product development, our ability to establish and maintain favorable collaborative arrangements with others, progress with preclinical studies and clinical trials and the results thereof, the time and costs involved in seeking regulatory approvals, the cost to us of scale-up of our technologies, mainly through contract manufacturers, the cost involved in preparing, filing, prosecuting, maintaining and enforcing patent claims, and the need to acquire licenses or other rights to new technology.
     We continue to review our planned operations through the end of 2006 and beyond. We particularly focus on capital spending requirements to ensure that capital outlays are not expended sooner than necessary. If we make good progress in our development programs, we would expect our cash requirements for capital spending and operations to increase in future periods. Our capital expenditure budget through the end of 2007 is for a total of $3.0 million, primarily for investment in manufacturing processes and equipment.

Contractual Obligations
     Our contractual obligations and future minimum lease payments that are non-cancelable at December 31, 2005 are disclosed in the following table.

	Payment Due by Period

		Less than			After
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(In thousands)
Operating lease obligations	$22,811	$1,660	$4,677	$4,541	$11,933
Unconditional capital purchase obligations	1,015	1,015	—	—	—
Unconditional purchase obligations	2,113	2,113	—	—	—

Total contractual commitments	$25,939	$4,788	$4,677	$4,541	$11,933

Off-Balance Sheet Financings and Liabilities
     Other than contractual obligations incurred in the normal course of business, we do not have any off-balance sheet financing arrangements or liabilities, guarantee contracts, retained or contingent interests in transferred assets or any obligation arising out of a material variable interest in an unconsolidated entity. We do not have any majority-owned subsidiaries.
Quantitative and Qualitative Disclosure About Market Risk
     In the normal course of business, our financial position is routinely subject to a variety of risks, including market risk associated with interest rate movement. We regularly assess these risks and have established policies and business practices intended to protect against these and other exposures. As a result, we do not anticipate material potential losses in these areas.
     As of June 30, 2006, we had cash, cash equivalents and short-term investments of $8.9 million, consisting of cash, cash equivalents and highly liquid short-term investments. Our short-term investments will likely decline by an immaterial amount if market interest rates increase and, therefore, we believe our exposure to interest rate changes has been immaterial. Declines of interest rates over time will, however, reduce our interest income from short-term investments.

BUSINESS
     We are an emerging specialty pharmaceutical company focused on the development and commercialization of a portfolio of drugs delivered by inhalation for the treatment of severe respiratory diseases by pulmonologists. Historically we have focused on the development of our drug delivery technologies, including our AERx pulmonary drug delivery platform for both respiratory and systemic diseases. Today, our core business focus is to utilize our expertise and our pulmonary delivery and formulation technologies to develop treatments for patients with respiratory diseases that we believe could be better than the therapies that are currently available. We select for development those inhaled drugs for respiratory disease indications that, due to expected development costs, market size and other factors, we believe we can successfully develop and market with our own sales force.
     Where we determine it would not be desirable or feasible for us to develop or commercialize product candidates on our own, we enter into co-development and co-marketing arrangements in order to benefit from cost and risk reduction during development and increased sales from collaborators’ marketing activities.
     Additionally, multiple opportunities exist for the use of our pulmonary delivery technology for the treatment of systemic diseases, both for the delivery of biologics, including proteins, antibodies and peptides, that today must be delivered by injection, and for small molecule drugs, where rapid absorption is desirable. We have demonstrated with a variety of drugs and biologics that pulmonary delivery of drugs using our proprietary technologies enhances their absorption profiles. We believe that our technologies can provide advantages in terms of convenience, efficiency, safety and reproducibility over other methods of administration. Where appropriate, we will out-license aspects of our technology and intellectual property assets for these products that lie outside our strategic interests and core expertise.
Our Strategy
     We are transitioning our business model toward a specialty pharmaceutical company focused on development and commercialization of a portfolio of drugs delivered by inhalation for the treatment of respiratory diseases. We have chosen to focus on respiratory diseases based on the expertise of our management team and the history of our company. We have significant experience in the treatment of respiratory diseases and specifically in the development of inhalation products that are uniquely suited for their treatment. We have a portfolio of proprietary technologies that may potentially address significant unmet medical needs for better products in the global respiratory market, which showed 10.3% growth overall in 2005, with higher growth rates in the areas of innovative products. There are five key elements of our strategy:

•	Develop a proprietary portfolio of products for the treatment of respiratory diseases. We believe our expertise in the development of pulmonary pharmaceutical products should enable us to advance and commercialize respiratory products for a variety of indications. We will continue to evaluate appropriate drugs and biologics for inclusion in our proprietary pipeline. We will do so in consideration of the expected market opportunity, cost, time and potential returns and the resources needed to advance our self-initiated programs and programs with collaborators. We select for development those products that can benefit from our experience in pulmonary delivery and that we believe are likely to provide a superior therapeutic profile or other valuable benefits to patients when compared to existing products. A key component of our strategy will be to continue to actively seek product opportunities where we can pursue either a new indication or route of administration for drugs already approved by the United States Food and Drug Administration, or the FDA. In each case, we will then combine the drug with the most appropriate pulmonary delivery system and formulation to create a proprietary product candidate with an attractive therapeutic profile and that is safe, effective and convenient for patients to use.

•	Accelerate the regulatory approval process. We believe our management team’s regulatory expertise in pharmaceutical inhalation products, new indications and reformulations of existing drugs will enable us to pursue the most appropriate regulatory pathway for our product candidates. Because many of our product candidates incorporate FDA-approved drugs, we believe that the most expedient review and approval pathway for many of these product candidates in the United States will be under Section 505(b)(2) of the Food, Drug and Cosmetic Act, or the FDCA. Section 505(b)(2) permits the FDA to rely on scientific literature or on the FDA’s prior findings of safety and/or effectiveness for approved drug products. By choosing to develop new applications or reformulations of FDA-approved drugs, we believe that we can substantially reduce or potentially eliminate the significant time, expenditure and risks associated with preclinical testing of new chemical entities and biologics, as well as utilize knowledge of these approved drugs to reduce the risk, time and cost of the clinical trials needed to obtain drug approval. In addressing niche market opportunities, we intend to pursue orphan drug designation for our products when appropriate. Orphan drug designation may be granted to drugs and biologics that treat rare life-threatening diseases that affect fewer than 200,000 persons in the United States. Such designation provides a company with the possibility of market exclusivity for up to seven years as well as regulatory assistance, reduced filing fees and possible tax credits.

•	Develop our own sales and marketing capacity for products in niche markets. We intend to develop our own targeted sales and marketing force for those of our products prescribed primarily by the approximately 11,000 pulmonologists, or their subspecialty segments, in the United States. We expect to begin establishing a sales force as we approach commercialization of the first of such products. We believe that by developing a small sales group dedicated to interacting with disease-specific physicians in the respiratory field, we can create greater value from our products for our shareholders. For markets where maximizing sales of the product would depend on marketing to primary healthcare providers that are only addressable with a large sales force, we plan to enter into co-marketing arrangements. We will also establish collaborative relationships to commercialize our products in cases where we cannot meet these goals with a small sales force or when we need collaborators with relevant expertise and capabilities, such as the ability to address international markets. Through such collaborations, we may also utilize our collaborators’ resources and expertise to conduct large late-stage clinical development.

•	Exploit the broad applicability of our delivery technology through opportunistic collaborations. We continue to believe that companies can benefit by collaborating with us when our proprietary delivery technologies can create new pharmaceutical and biologics product opportunities. We will continue to exploit the broad applicability of our delivery technologies for systemic applications of our validated technologies in collaborations with companies that will fund development and commercialization. We will continue to out-license technologies and product opportunities that we have already developed to a certain stage and that are outside of our core strategic focus. Collaborations and out-licensing may generate additional revenues while we progress towards the development and potential launch of our own proprietary products.

•	Outsource manufacturing activities. We plan to outsource the late stage clinical and commercial scale manufacturing of our products to conserve our capital for product development. We believe that the manufacturing processes for our AERx delivery systems are now sufficiently advanced that the required late stage clinical and commercial manufacturing capacity can be obtained from contract manufacturers. We are also utilizing contract manufacturers to make our liposomal formulations. With this approach, we seek manufacturers whose expertise should allow us to reduce risk and costs normally incurred if we were to build, operate and maintain large-scale production facilities ourselves.

Product Candidates
     Products in development include both our own proprietary products and products under development with collaborators. They consist of approved drugs combined with our controlled inhalation delivery and/or formulation technologies. The following table shows the disease indication and stage of development for each product candidate in our portfolio.

Product Candidate	Indication	Stage of Development

Proprietary Programs Under Development
ARD-3100 (Liposomal ciprofloxacin)	Cystic Fibrosis	Preclinical
ARD-1100 (Liposomal ciprofloxacin)	Inhalation Anthrax	Preclinical
Collaborative Programs Under Development
AERx iDMS (Insulin)	Type 1 and Type 2 Diabetes	In Phase 3
ARD-1300 (Hydroxychloroquine)	Asthma	In Phase 2
ARD-1500 (Liposomal treprostinil)	Pulmonary Arterial Hypertension	Preclinical
In addition to these programs, we are continually evaluating opportunities for product development where we can apply our expertise and intellectual property to produce better therapies and where we believe the investment could provide significant value to our shareholders.

Liposomal Ciprofloxacin
     Ciprofloxacin is approved by the FDA as an anti-infective agent and is widely used for the treatment of a variety of bacterial infections. Today ciprofloxacin is delivered by oral or intravenous administration. We believe that delivering this potent antibiotic directly to the lung may improve its safety and efficacy in the treatment of pulmonary infections. We believe that our novel sustained release formulation of ciprofloxacin may be able to maintain therapeutic concentrations of the antibiotic within infected lung tissues, while reducing systemic exposure and the resulting side effects seen with currently marketed ciprofloxacin products. To achieve this sustained release, we employ liposomes, which are lipid-based nanoparticles dispersed in water that encapsulate the drug during storage and release the drug slowly upon contact with fluid covering the airways and the lung. In an animal experiment, ciprofloxacin delivered to the lung of mice appeared to be rapidly absorbed into the bloodstream, with no drug detectable four hours after administration. In contrast, the liposomal formulation of ciprofloxacin produced significantly higher levels of ciprofloxacin in the lung at all time points and was still detectable at 12 hours. We also believe that for certain respiratory disease indications it may be possible that a liposomal formulation enables better interaction of the drug with the disease target, leading to improved effectiveness over other therapies. We have at present two target indications with distinct delivery systems for this formulation that share much of the laboratory and production development efforts, as well as a common safety data base.

ARD-3100 — Liposomal Ciprofloxacin for the Treatment of Cystic Fibrosis
     One of our liposomal ciprofloxacin programs is a proprietary program using our liposomal formulation of ciprofloxacin for the treatment and control of respiratory infections common to patients with cystic fibrosis, or CF. CF is a genetic disease that causes thick, sticky mucus to form in the lungs, pancreas and other organs. In the lungs, the mucus tends to block the airways, causing lung damage and making these patients highly susceptible to lung infections. According to the Cystic Fibrosis Foundation, CF affects roughly 30,000 children and adults in the United States and roughly 70,000 children and adults worldwide. According to the American Lung Association, the direct medical care costs for an individual with CF are currently estimated to be in excess of $40,000 per year.
     The inhalation route affords direct administration of the drug to the infected part of the lung, maximizing the dose to the affected site and minimizing the wasteful exposure to the rest of the body where it could cause side effects. Therefore, treatment of CF-related lung infections by direct administration of antibiotics to the lung may improve both the safety and efficacy of treatment compared to systemic administration by other routes, as well as improving patient convenience as compared to injections. Oral and injectable forms of ciprofloxacin are approved for the treatment of Pseudamonas aeruginosa, a lung infection to which CF patients are vulnerable. Currently, there is only one inhalation antibiotic approved for the treatment of this infection. We believe that local lung delivery via inhalation of ciprofloxacin in a sustained release formulation could provide a convenient, effective and safe treatment of the debilitating and often life-threatening lung infections that afflict patients with CF.
     Our liposomal ciprofloxacin CF program represents the first program in which we intend to retain full ownership and development rights. We believe we have the preclinical development, clinical and regulatory knowledge to advance this product through development in the most efficient manner. We intend to commercialize this program on our own.

Development
     We have received orphan drug designation from the FDA for this product for the management of CF. As a designated orphan drug, liposomal ciprofloxacin is eligible for tax credits based upon its clinical development costs, as well as assistance from the FDA to coordinate study design. The designation also provides the opportunity to obtain market exclusivity for seven years from the date of New Drug Application, or NDA, approval.
     We initiated preclinical studies for liposomal ciprofloxacin in 2006 and expect to initiate human clinical studies in the first half of 2007. We expect to use approximately $20 million of the net proceeds from this offering to complete preclinical studies and fund early stage clinical trials and related manufacturing requirements for ARD-3100. In order to reach commercialization of ARD-3100, we estimate we will need to spend an additional $15 million to $20 million. In order to expedite anticipated time to market and increase market acceptance, we have elected to deliver ciprofloxacin via nebulizer, as most CF patients already own a nebulizer and are familiar with this method of drug delivery. We intend to examine the potential for delivery of ciprofloxacin via our AERx delivery system. We share the formulation and manufacturing development as well as the safety data developed for our inhalation anthrax program discussed below in the development of this CF opportunity. We also intend to explore the utility of liposomal ciprofloxacin for the treatment of serious infections associated with other respiratory diseases, such as chronic obstructive pulmonary disease and bronchiectasis.

ARD-1100 — Liposomal Ciprofloxacin for the Treatment of Inhalation Anthrax
     The second of our liposomal ciprofloxacin programs is for the prevention and treatment of pulmonary anthrax infections. Anthrax spores are naturally occurring in soil throughout the world. Anthrax infections are most commonly acquired through skin contact with infected animals and animal products or, less frequently, by inhalation or ingestion of spores. With inhalation anthrax, once symptoms appear, fatality rates are high even with the initiation of antibiotic and supportive therapy. Further, a portion of the anthrax spores, once inhaled, may remain dormant in the lung for several months and germinate. Anthrax has been identified by the Centers for Disease Control as a likely potential agent of bioterrorism. In the fall of 2001, when anthrax-contaminated mail was deliberately sent through the United States Postal Service to government officials and members of the media, five people died and many more became sick. These attacks highlighted the concern that inhalation anthrax as a bioterror agent represents a real and current threat.
     Ciprofloxacin has been approved orally and via injection for the treatment of inhalation anthrax (post-exposure) since 2000. This ARD-1100 research and development program has been funded by Defence Research and Development Canada, or DRDC, a division of the Canadian Department of National Defence. We believe that this product candidate may potentially be able to deliver a long acting formulation of ciprofloxacin directly into the lung and could have fewer side effects and be more effective to prevent and treat inhalation anthrax than currently available therapies.

Development
     We began our research into liposomal ciprofloxacin under a technology demonstration program funded by DRDC as part of their interest to develop products to counter bioterrorism. DRDC had already demonstrated the feasibility of inhaled liposomal ciprofloxacin for post-exposure prophylaxis of Francisella tularensis, a potential bioterrorism agent similar to anthrax. Mice were exposed to a lethal dose of F. tularensis and then 24 hours later were exposed via inhalation to a single dose of free ciprofloxacin, liposomal ciprofloxacin or saline. All the mice in the control group and the free ciprofloxacin group were dead within 11 days post-infection; in contrast, all the mice in the liposomal ciprofloxacin group were alive 14 days post-infection. The same results were obtained when the mice received the single inhaled treatment as late as 48 or 72 hours post-infection. The DRDC has funded our development efforts to date and additional development of this program is dependent on negotiating for and obtaining continued funding from DRDC or on identifying other collaborators or sources of funding. We plan to use our preclinical and clinical safety data from our CF program to supplement the data needed to have this product candidate considered for approval for use in treating inhalation anthrax and possibly other inhaled life-threatening bioterrorism infections.
     If we can obtain sufficient additional funding, we would anticipate developing this drug for approval under FDA regulations relating to the approval of new drugs or biologics for potentially fatal diseases where human studies cannot be conducted ethically or practically. Unlike most drugs, which require large, well controlled Phase 3 clinical trials in patients with the disease or condition being targeted, these regulations allow for a drug to be evaluated and approved by the FDA on the basis of demonstrated safety in humans combined with studies in animal models to show effectiveness.

AERx iDMS — Inhaled Insulin for the Treatment of Diabetes
     AERx iDMS is being developed to control blood glucose levels in patients with diabetes. This product is currently in Phase 3 clinical trials, and our licensee, Novo Nordisk, is responsible for all remaining development, manufacturing and commercialization. We will receive royalties from any sales of this product as well as from future enhancements or generations of this technology. According to 2005 statistics from the American Diabetes Association, approximately 20.8 million Americans suffer from either Type 1 or Type 2 diabetes. Over 90% of these Americans have Type 2 diabetes, the prevalence of which is increasing dramatically due to lifestyle factors such as inappropriate diet and lack of physical activity. Patients with Type 1 diabetes do not have the ability to produce their own insulin and must administer insulin injections to survive. Patients with Type 2 diabetes are insulin resistant and unable to efficiently use the insulin that their bodies produce. While many Type 2 patients can initially maintain adequate control over blood glucose through diet, exercise and oral medications, most Type 2 patients progress within three years to where they cannot maintain adequate control over their glucose levels and insulin therapy is needed. However, given the less acute nature of Type 2 diabetes, many of these patients are reluctant to take insulin by injection despite the risks. Inadequate regulation of glucose levels in diabetes patients is associated with a variety of short and long-term effects, including blindness, kidney disease, heart disease, amputation resulting from chronic or extended periods of reduced blood circulation to body tissue and other circulatory disorders. The global market for diabetes therapies in 2005 was in excess of $18 billion, according to Business Insights. The majority of this amount was from sales of oral antidiabetics, while insulin and insulin analogues accounted for $7.3 billion, a 17% increase over the prior year. Sales of insulin and insulin analogues are forecast to grow to $9.8 billion in 2011. Type 2 patients consume the majority of insulin used in the United States. We believe that when patients are provided a non-invasive delivery alternative to injection, they will be more likely to self-administer insulin as often as needed to keep tight control over their blood-glucose levels.
     We believe that AERx iDMS possesses features that will benefit diabetes patients and will provide an advantage over competitive pulmonary insulin products or can be used as a replacement for or adjunct to currently available therapies. Our patented breath control methods and technologies guide patients into the optimal breathing pattern for effective insulin deposition in and absorption from the lung. An optimal breathing pattern for insulin delivery depends on several elements: actuation of drug delivery at the early part of inspiration, control of inspiratory flow rate, and the state of inflation of the lung after the insulin is deposited, with the fully inflated lung providing the most desirable absorption profile. We believe a patient’s ability to breathe reproducibly will be required to assure adequate safety and efficacy of inhaled insulin for the treatment of Type 1 and Type 2 diabetes. Our system also allows patients to adjust dosage in single unit increments, which is key to proper glucose control in diabetes. AERx iDMS offers the ability for patients and physicians to monitor and review a patient’s dosing regimen. We believe the combination of breath control, high efficiency of delivery to the lung and single unit adjustable dosing in an inhalation device will make AERx iDMS a competitively attractive product.

Development
     Over a decade ago, we initiated research and development into the inhalation delivery of insulin to meet a major unmet medical need in the treatment of Type 1 and Type 2 diabetes: a system that could provide similar levels of safety and efficacy as injected insulin but with the added benefit of a non-invasive route of delivery. We successfully completed a Phase 1 clinical study and filed an Investigational New Drug application, or IND, relating to our AERx iDMS program in 1998. After our initial work, we entered into a collaboration for our AERx iDMS in June 1998 with a world leader in the treatment of diabetes, Novo Nordisk. From 1998 to January 2005, we received an aggregate of $150.1 million from Novo Nordisk to fund development of the AERx delivery system for delivering insulin, production for preclinical and clinical testing and process development and scale up. In January 2005, we transferred the partially completed initial commercial production facility and associated personnel to Novo Nordisk for $55.3 million, and Novo Nordisk assumed responsibility for continuing production and bringing the facility up to its planned capacity of 750 million dosage forms per year.
     AERx iDMS is currently undergoing testing in Phase 3 clinical trials, begun in May 2006 by Novo Nordisk. These trials follow significant prior clinical work that showed AERx iDMS to be comparable to injectable insulin in the overall management of Type 1 and Type 2 diabetes. Past clinical testing has shown:

•	HbAlc levels, a key marker of blood glucose control, are statistically the same in patients using AERx iDMS and patients using subcutaneous insulin injections.

•	The onset of action of inhaled insulin via AERx iDMS is not significantly different from subcutaneous injection of rapid-acting insulin, but significantly faster than subcutaneous injection of human regular insulin.

•	The duration of action of inhaled insulin via AERx iDMS is not significantly different from subcutaneous injection of human regular insulin, but significantly longer than subcutaneous injection of rapid-acting insulin.

•	Although small declines were seen on some pulmonary function parameters following 12-24 months of dosing on AERx iDMS, these declines were not considered to be of clinical significance, and the findings are not expected to have an impact on overall pulmonary safety of the product.
     The Phase 3 clinical trials are expected to include a total of approximately 3,400 Type 1 and Type 2 diabetes patients. The trials include treatment comparisons with other antidiabetics. The longest trial is expected to last 27 months. Novo Nordisk announced in October 2006 that it expects the commercial launch of the product in 2010. As with any clinical program, there are many factors that could delay the launch or could result in AERx iDMS not receiving or maintaining regulatory approval.
     In January 2005 and in July 2006, we announced restructurings of the AERx iDMS program. Under the new arrangements, Novo Nordisk is responsible for all further clinical, manufacturing and commercial development, while we and Novo Nordisk continue to cooperate and share in technology development, as well as intellectual property development and defense. We will receive royalty payments on any commercial sales. Novo Nordisk also remains a substantial holder of our common stock.

ARD-1300 — Hydroxychloroquine for the Treatment of Asthma
     The ARD-1300 program is currently in Phase 2 clinical trials and is investigating a novel aerosolized formulation of hydroxychloroquine, or HCQ, as a treatment for asthma under a collaboration with APT Pharmaceuticals, a privately held biotechnology company. Asthma is a common chronic disorder of the lungs characterized by airway inflammation, airway hyperresponsiveness or airway narrowing due to certain stimuli. Despite several treatment options, asthma remains a major medical problem associated with high morbidity and large economic costs to the society. According to the American Lung Association, asthma accounts for $11.5 billion in direct healthcare costs annually in the United States, of which the largest single expenditure, at $5 billion, was prescription drugs. Primary symptoms of asthma include coughing, wheezing, shortness of breath and tightness of the chest with symptoms varying in frequency and degree. According to Datamonitor, asthma affected 41.5 million people in developed countries in 2005, with 9.5 million of those affected being children. The highest prevalence of asthma occurs in the United States and the United Kingdom.
     The most common treatment for the inflammatory condition causing chronic asthma is inhaled steroid therapy via metered dose inhalers, dry powder inhalers or nebulizers. While steroids are effective, they have side effects, including oral thrush, throat irritation, hoarseness and growth retardation in children, particularly at high doses and with prolonged use. HCQ is an FDA-approved drug that has been used for over 20 years in oral formulations as an alternative to steroid therapy for treatment for lupus and rheumatoid arthritis. We believe targeted delivery of HCQ to the airway will enhance the effectiveness of the treatment of asthma relative to systemic delivery while reducing side effects by decreasing exposure of the drug to other parts of the body. We believe that our ARD-1300 product candidate may potentially provide a treatment for asthma that could have anti-inflammatory properties similar to inhaled steroids but with reduced side effects as compared to long-term steroid treatment.

Development
     APT has funded all activities in the development of this program to date. The ARD-1300 program has advanced into Phase 2 clinical trials following positive preclinical testing and Phase 1 clinical results. In preclinical testing, the efficacy of once-daily aerosolized HCQ was compared to that of budesonide, a leading inhaled steroid, in an asthma sheep model. Both drugs significantly suppressed the clinically relevant late phase asthmatic response and airway hyper-reactivity to a similar extent during 28 days of administration. However, the HCQ group showed significant continued suppression of these factors 14 days after cessation of treatment, with no post-treatment suppression detected in the budesonide group. We then conducted a Phase 1 clinical trial of both single dose and seven day dosing of AERx-delivered HCQ in approximately 30 healthy volunteers that indicated that AERx-delivered HCQ has a favorable safety and tolerability profile.
     We began the Phase 2 clinical trial in March 2006. The Phase 2 clinical trial is a randomized, double-blind, placebo-controlled, multi-dose study in patients with asthma. The trial enrolled 100 patients with moderate-persistent asthma who were randomized to one of two treatments groups: either aerosolized placebo or aerosolized HCQ given once daily for 21 consecutive days. Both treatment groups were administered the drug via our AERx delivery system with efficacy, safety and tolerability assessments being performed throughout the study. The dosing of patients in the trial was completed in August 2006, and we are now in the data analysis phase of this trial, with the results expected to be announced by the end of 2006. The outcome of this Phase 2 clinical study will form the basis of our and APT’s decision as to whether to continue this program and, if so, what the design and funding of future studies should be.

ARD-1500 — Treprostinil for the Treatment of Pulmonary Arterial Hypertension
     The ARD-1500 program is being developed as part of a commercial agreement with United Therapeutics and is investigating a sustained-release liposomal formulation of a prostacyclin analogue for administration using our AERx delivery system for the treatment of pulmonary arterial hypertension, or PAH. PAH is a rare disease that results in the progressive narrowing of the arteries of the lungs, causing continuous high blood pressure in the pulmonary artery and eventually leading to heart failure. According to Decision Resources, in 2003, the more than 130,000 people worldwide affected by PAH purchased $600 million of PAH-related medical treatments and sales are expected to reach $1.2 billion per year by 2013.
     Prostacyclin analogues are an important class of drugs used for the treatment of pulmonary arterial hypertension. However, the current methods of administration of these drugs are burdensome on patients. Treprostinil is marketed by United Therapeutics under the name Remodulin and is administered by intravenous or subcutaneous infusion. CoTherix markets in the United States another prostacyclin analogue, iloprost, under the name Ventavis that is administered six to nine times per day using a nebulizer, with each treatment lasting four to six minutes. We believe administration of liposomal treprostinil by inhalation using our AERx delivery system may be able to deliver an adequate dose for the treatment of PAH in a small number of breaths. We also believe that our sustained release formulation may lead to a reduction in the number of daily administrations that are needed to be effective when compared to existing therapies. We believe that our ARD-1500 product candidate potentially could offer a non-invasive, more direct and patient-friendly approach to treatment to replace or complement currently available treatments.

Development
     United Therapeutics has funded our activities in this program to date. We have completed initial preclinical testing of selected formulations and are now examining performance of the formulations in the AERx delivery system before a joint decision is taken with our collaborator as to whether and how to proceed with the next steps of the program.
Additional Potential Product Applications
     We have demonstrated in human clinical trials to date effective deposition and, where required, systemic absorption of a wide variety of drugs, including small molecules, peptides and proteins, using our AERx delivery system. We intend to identify additional pharmaceutical product opportunities that could potentially utilize our proprietary delivery systems for the pulmonary delivery of various drug types, including proteins, peptides, oligonucleotides, gene products and small molecules. We have demonstrated in the past our ability to successfully enter into collaborative arrangements for our programs, and we believe additional opportunities for collaborative arrangements exist outside of our core respiratory disease focus, for some of which we have data as well as intellectual property positions. The following are descriptions of two potential opportunities:

•	Smoking Cessation. Based on internal work and work funded under grants from the National Institutes of Health, we are developing intellectual property in the area of smoking cessation. To date, we have two issued United States patents containing claims directed towards the use of titrated nicotine replacement therapy for smoking cessation.

•	Pain Management System. Based on our internal work and a currently dormant collaboration with GlaxoSmithKline, we have developed a significant body of preclinical and Phase 1 clinical data on the use of inhaled morphine and fentanyl, and Phase 2 clinical data on inhaled morphine, with our proprietary AERx delivery system for the treatment of breakthrough pain in cancer and post-surgical patients.
     We are currently examining our previously conducted preclinical and clinical programs to identify molecules that may be suitable for further development consistent with our current business strategy. In most cases, we have previously demonstrated the feasibility of delivering these compounds via our proprietary AERx delivery system but we have not been able to continue development due to a variety of reasons, most notably the lack of funding from collaborators. If we identify any such programs during this review, we will consider continuing the development of such compounds on our own.
Pulmonary Drug Delivery Background
     Pulmonary delivery describes the delivery of drugs by oral inhalation and is a common method of treatment of many respiratory diseases, including asthma, chronic bronchitis and CF. The current global market for inhalation products includes delivery through metered-dose inhalers, dry powder inhalers and nebulizers. The advantage of inhalation delivery for the diagnosis, prevention and treatment of lung disease is that the active agent is delivered in high concentration directly to the desired targets in the respiratory tract while keeping the body’s exposure to the rest of the drug, and resulting side effects, at minimum. Over the last two decades, there has also been increased interest in the use of the inhalation route for systemic delivery of drugs throughout the body, either for the purpose of rapid onset of action or to enable noninvasive delivery of drugs that are not orally bioavailable.

     The efficacy, safety and efficient delivery of any inhaled drug depend on delivering the dose of the drug to the specified area of the respiratory tract. To achieve reproducible delivery of the dose, it is essential to control three factors:

•	emitted dose;

•	particle size distribution; and

•	breathing maneuver.
Breathing maneuver includes synchronization of the dose administration with the inhalation, inspiratory flow rate and the amount of air that the patient inhales at the time of dose — the “lung volume.”
     Lack of control of any of these factors may impair patient safety and therapeutic benefits. Further, the efficiency of delivery has economic implications, especially for drugs whose inherent production costs are high, such as biologics.
     Traditional inhalation delivery systems, such as inhalers, have been designed and used primarily for delivery of drugs to the respiratory airways, not to the deep lung. While these systems have been useful in the treatment of certain diseases such as asthma, they generate a wide range of particle sizes, only a portion of which can reach the deep lung tissues. In order for an aerosol to be delivered to the deep lung where there is a large absorptive area suitable for effective systemic absorption, the medication needs to be delivered into the airstream early during inhalation. This is best achieved with systems that are breath-actuated, i.e., the dose delivery is automatically started at the beginning of inhalation. Further, the drug formulation must be transformed into very fine particles or droplets (typically one to three microns in diameter). In addition, the velocity of these particles must be low as they pass through the airways into the deep lung. The particle velocity is determined by the particle generator and the inspiratory flow rate of the patient. Large or fast-moving particles typically get deposited in the mouth and upper airways, where they may not be absorbed and could cause side effects. Most of the traditional drug inhalation delivery systems have difficulty in generating appropriate drug particle sizes or consistent emitted doses, and they also rely heavily on proper patient breathing technique to ensure adequate and reproducible lung delivery. To achieve appropriate drug particle sizes and consistent emitted doses, most traditional inhalation systems require the use of various additives such as powder carrier materials, detergents, lubricants, propellants, stabilizers and solvents, which may potentially cause toxicity or allergic reactions. It is also well documented that the typical patient frequently strays from proper inhalation technique after training and may not be able to maintain a consistent approach over even moderate periods of time. Since precise and reproducible dosing with medications is necessary to ensure safety and therapeutic efficacy, any variability in breathing technique among patients or from dose to dose may negatively impact the therapeutic benefits to the patient. We believe high efficiency and reproducibility of lung delivery will be required in order for inhalation to successfully replace certain injectable products.
     The rate of absorption of drug molecules such as insulin from the lung has been shown to depend also on the lung volume following the deposition of the drug in the lung. In order to achieve safety and efficacy comparable to injections, this absorption step also needs to be highly reproducible. We therefore believe that an inhalation system that will coach the patient to breathe reproducibly to the same lung volume will be required to assure adequate safety and reproducibility of delivery of certain drugs delivered systemically via the lung.
The AERx Delivery Technology
     The AERx delivery technology provides an efficient and reproducible means of targeting drugs to the diseased parts of the lung, or to the lung for systemic absorption, through a combination of fine mist generation technology and breath control mechanisms. Similar to nebulizers, the AERx delivery technology is capable of generating aerosols from simple liquid drug formulations, avoiding the need to develop complex dry powder or other formulations. However, in contrast to nebulizers, AERx is a hand-held unit that can deliver the required dosage typically in one or two breaths due to its enhanced efficiency, compared to nebulization treatments, which commonly last about 15 minutes. We believe the ability to make small micron-

size droplets from a hand-held device that incorporates breath control will be the preferred method of delivery for many medications.
     We have demonstrated in the laboratory and in many human clinical trials that our AERx delivery system enables pulmonary delivery of a wide range of pharmaceuticals in liquid formulations for local or systemic effects. Our proprietary technologies focus principally on delivering liquid medications through small particle aerosol generation and controlling patient inhalation technique for efficient and reproducible delivery of the aerosol drug to the deep lung. We have developed these proprietary technologies through an integrated approach that combines expertise in physics, engineering and pharmaceutical sciences. The key features of the AERx delivery system include the following:

•	Liquid Formulation. Most drugs being considered for pulmonary delivery, especially biologics, are currently marketed in stable water formulations. The AERx delivery system takes advantage of existing liquid-drug formulations, reducing the time, cost and risk of formulation development compared to dry-powder-based technologies. The formulation technology of the AERx delivery system allows us to use conventional, sterile pharmaceutical manufacturing techniques. We believe that this approach will result in lower cost production methods than those used in dry powder systems because we are able to bypass entirely the complex formulation and manufacturing processes required for those systems. Moreover, the liquid drug formulations used in AERx delivery system are expected to have the same stability profile as the currently marketed versions of the same drugs. Because of the nature of liquid formulations, the additives we use are standard and therefore minimize safety concerns.

•	Efficient, Precise Aerosol Generation. Our proprietary technology produces the low-velocity, small-particle aerosols necessary for efficient deposition of a drug in the deep lung. The AERx delivery system aerosolizes liquid drug formulations from pre-packaged, single-use, disposable packets. Each disposable packet comprises a small blister package of the drug and an adjacent aerosolization nozzle. The AERx device compresses the packet to push the drug through the nozzle and thereby creates the aerosol. No propellants are required since mechanical pressure is used to generate the aerosol. Each packet is used only once to avoid plugging or wearing that could degenerate aerosol quality if reused. Through this technology, we believe we can achieve highly efficient and reproducible aerosols. The AERx device also has the ability to deliver a range of patient-selected doses, making it ideal for applications where the dose must be changed between uses or over time.

•	Breath-Control Technology and Automated Breath-Controlled Delivery. Studies have shown that even well trained patients tend to develop improper inhalation technique over time, resulting in less effective therapy. The typical problems are associated with the inability to coordinate the start of inhalation with the activation of the dose delivery, inappropriate inspiratory flow rate and inhaled volume of air with the medication. The AERx delivery system employs breath control methods and technologies to guide the patient into the proper breathing maneuver. As a result, a consistent dose of medication is delivered each time the product is used. The characteristics of the breath control can be customized for different patient groups, such as young children or other patients with small lung volumes.
     The AERx delivery system offers additional patented features that we believe provide an advantage over competitive pulmonary products for certain important indications. For example, we believe our system for insulin delivery is unique in allowing the patients to adjust dosage in single insulin unit increments. This adjustable dosing feature may provide an advantage in certain other types of disease management where precise dosing adjustment is critical. The electronic version of the AERx delivery system can also be designed to incorporate the ability for a physician to monitor and download a patient’s dosing regimen, which we believe will aid in patient care and assist physicians in addressing potential issues of non-compliance. We have also developed a lockout feature for the AERx delivery system, which can be used to prevent use of the system by anyone other than the prescribed patient, and to prevent excessive dosing in any given time frame. These features of our AERx delivery system are protected by our strong intellectual property estate that includes patent claims directed toward the design, manufacture and testing of the AERx dosage forms and the various AERx pulmonary drug delivery systems.
     We currently have two versions of the first-generation hand-held AERx delivery system in clinical use: AERx iDMS, which has been customized for the delivery of insulin, and the AERx Single Dose Platform, which is designed for general clinical use. We are also in the final stages of development of a next-generation system, the AERx Essence, which retains the key features of breath control and aerosol quality, but which is a much smaller, palm-sized device.
Formulation Technologies
     We have a number of formulation technologies for drugs delivered by inhalation. We have proprietary knowledge and trade secrets relating to the formulation of drugs to achieve products with adequate stability and safety, and the manufacture and testing of inhaled drug formulations. We have been exploring the use of liposomal formulations of drugs that may be used for the prevention and treatment of respiratory diseases. Liposomes are lipid-based nanoparticles dispersed in water that encapsulate the drug during storage and release the drug slowly upon contact with fluid covering the airways and the lung. We are developing liposomal formulations particularly for those drugs that currently need to be dosed several times a day, or when the slow release of the drug is likely to improve the efficacy and safety profile. We believe a liposomal formulation will provide extended duration of protection and treatment against lung infection, greater convenience for the patient and reduced systemic levels of the drug. The formulation may also enable better interaction of the drug with the disease target, potentially leading to greater efficacy. We have applied this technology to ciprofloxacin and treprostinil. We are also examining other potential applications of this formulation technology for respiratory therapies.
Intellectual Property and Other Proprietary Rights
     Our success will depend to a significant extent on our ability to obtain, expand and protect our intellectual property estate, enforce patents, maintain trade secret protection and operate without infringing the proprietary rights of other parties. As of August 31, 2006, we had 78 issued United States patents, with 17 additional United States patent applications pending. In addition, we had 82 issued foreign patents and additional foreign patent applications pending. The bulk of our patents and patent applications contain claims directed toward our proprietary delivery technologies, including methods for aerosol generation, devices used to generate aerosols, breath control, compliance monitoring, certain pharmaceutical formulations, design of dosage forms and their manufacturing and testing methods. In addition, we have purchased three United States patents containing claims that are relevant to our inhalation technologies. The bulk of our patents, including fundamental patents directed toward our proprietary AERx delivery technology, expire between 2013 and 2023. For certain of our formulation technologies we have in-licensed some technology and will seek to supplement such intellectual property rights with complementary proprietary processes, methods and formulation technologies, including through patent applications and trade secret protection. Because patent positions can be highly uncertain and frequently involve complex legal and factual questions, the breadth of claims obtained in any application or the enforceability of our patents cannot be predicted.
     In connection with the further restructuring of our collaboration with Novo Nordisk in July 2006, we transferred to Novo Nordisk the ownership of 23 issued United States patents and their corresponding non-United States counterparts, if any. These transferred patents are especially important for the AERx iDMS program. We retain exclusive, royalty-free control of these patents outside the field of glucose control and will continue to be entitled to royalties in respect of any inhaled insulin products marketed or licensed by Novo Nordisk.
     In December 2004, as part of our research and development efforts funded by DRDC for the development of liposomal ciprofloxacin for the treatment of biological terrorism-related inhalation anthrax, we obtained worldwide exclusive rights to a patented liposomal formulation technology for the pulmonary delivery of ciprofloxacin, and may have the ability to expand the exclusive license to other fields.

     We seek to protect our proprietary position by protecting inventions that we determine are or may be important to our business. We do this when we are able through the filing of patent applications with claims directed toward the devices, methods and technologies we develop. Our ability to compete effectively will depend to a significant extent on our ability and the ability of our collaborators to obtain and enforce patents and maintain trade secret protection over our proprietary technologies. The coverage claimed in a patent application typically is significantly reduced before a patent is issued, either in the United States or abroad. Consequently, any of our pending or future patent applications may not result in the issuance of patents or, to the extent patents have been issued or will be issued, these patents may be subjected to further proceedings limiting their scope and may in any event not contain claims broad enough to provide meaningful protection. Patents that are issued to us or our collaborators may not provide significant proprietary protection or competitive advantage, and may be circumvented or invalidated.
     We also rely on our trade secrets and the know-how of our employees, officers, consultants and other service providers. Our policy is to require our officers, employees, consultants and advisors to execute proprietary information and invention assignment agreements upon commencement of their relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of the relationship shall be kept confidential except in specified circumstances. These agreements also provide that all inventions developed by the individual on behalf of us shall be assigned to us and that the individual will cooperate with us in connection with securing patent protection for the invention if we wish to pursue such protection. These agreements may not provide meaningful protection for our inventions, trade secrets or other proprietary information in the event of unauthorized use or disclosure of such information.
     We also execute confidentiality agreements with outside collaborators and consultants. However, disputes may arise as to the ownership of proprietary rights to the extent that outside collaborators or consultants apply technological information developed independently by them or others to our projects, or apply our technology or proprietary information to other projects, and any such disputes may not be resolved in our favor. Even if resolved in our favor, such disputes could result in substantial expense and diversion of management attention.
     In addition to protecting our own intellectual property rights, we must be able to develop products without infringing the proprietary rights of other parties. Because the markets in which we operate involve established competitors with significant patent portfolios, including patents relating to compositions of matter, methods of use and methods of delivery and products in those markets, it may be difficult for us to develop products without infringing the proprietary rights of others.
     We would incur substantial costs if we are required to defend ourselves in suits, regardless of their merit. These legal actions could seek damages and seek to enjoin development, testing, manufacturing and marketing of the allegedly infringing product. In addition to potential liability for significant damages, we could be required to obtain a license to continue to manufacture or market the allegedly infringing product and any license required under any such patent may not be available to us on acceptable terms, if at all.
     We may determine that litigation is necessary to enforce our proprietary rights against others. Such litigation could result in substantial expense and diversion of management attention, regardless of its outcome and any litigation may not be resolved in our favor.
Competition
     We are in a highly competitive industry. We are in competition with pharmaceutical and biotechnology companies, hospitals, research organizations, individual scientists and nonprofit organizations engaged in the development of drugs and other therapies for the respiratory disease indications we are targeting. Our competitors may succeed, and many have already succeeded, in developing competing products, obtaining FDA approval for products or gaining patient and physician acceptance of products before us for the same markets and indications that we are targeting. Many of these companies, and large pharmaceutical companies in particular, have greater research and development, regulatory, manufacturing, marketing, financial and managerial resources and experience than we have and many of these companies may have products and product candidates that are in a more advanced stage of development than our product candidates. If we are not “first to market” for a particular indication, it may be more difficult for us or our collaborators to enter markets unless we can demonstrate our products are clearly superior to existing therapies.
     Examples of competitive therapies include:

•	ARD-3100. Currently marketed products include Tobi marketed by Novartis, Pulmozyme marketed by Genentech, Zithromax marketed by Pfizer and Cipro marketed by Bayer. CF products under development include inhaled aztreonam under development by Gilead, inhaled amikacin under development by Transave, Doripenam under development by Johnson & Johnson and inhaled ciprofloxacin under development by Bayer.

•	ARD-1100. Current anthrax treatment products include various oral generic and proprietary antibiotics, such as Cipro marketed by Bayer.

•	AERx iDMS. Currently marketed diabetes products include insulin products marketed by companies such as Novo Nordisk, Eli Lilly and sanofi-aventis. Pfizer, in collaboration with Nektar Therapeutics, has recently obtained FDA approval for Exubera, an inhaled form of insulin. Eli Lilly, in collaboration with Alkermes Pharmaceuticals, and Mannkind Corporation have announced they have inhaled insulin products in development.

•	ARD-1300. Currently marketed products include Advair marketed by GlaxoSmithKline, Xolair marketed by Novartis in collaboration with Genentech, Singulair marketed by Merck, Asmanex marketed by Schering-Plough and Pulmicort marketed by AstraZeneca International. Similar asthma products under development include Symbicort under development by AstraZeneca and Alvesco under development by sanofi-aventis.

•	ARD-1500. Currently marketed products include intravenous delivery and subcutaneous infusion of prostacyclins, such as Remodulin marketed by United Therapeutics, and inhaled prostacyclins, such as Ventavis, marketed by Schering AG and CoTherix.
     Many of these products have substantial current sales and long histories of effective and safe use. In addition, we believe there are a number of additional drug candidates in various stages of development that, if approved, would compete with any future products we may develop. Moreover, one or more of our competitors that have developed or are developing pulmonary drug delivery technologies, such as Alkermes, Nektar, Mannkind or Alexza Pharmaceuticals, or other competitors with alternative drug delivery methods may negatively impact our potential competitive position.
     We believe that our respiratory expertise and pulmonary delivery and formulation technologies provide us with an important competitive advantage for our potential products. We intend to compete by developing products that are safer, more efficacious, more convenient, less costly, earlier to market, marketed with smaller sales forces or cheaper to develop than existing products or any combination of the foregoing.
Government Regulation
United States
     The research, development, testing, manufacturing, labeling, advertising, promotion, distribution, marketing, and export, among other things, of any products we develop are subject to extensive regulation by governmental authorities in the United States and other countries. The FDA regulates drugs in the United States under the FDCA and implementing regulations thereunder.
     If we or our product development collaborators fail to comply with the FCDA or FDA regulations, we, our collaborators, and our products could be subject to regulatory actions. These may include delay in approval or refusal by the FDA to approve pending applications, injunctions ordering us to stop sale of any products we develop, seizure of our products, warning letters, imposition of civil penalties or other monetary payments, criminal prosecution, and recall of our products. Any such events would harm our reputation and our results of operations.

     Before any of our drugs may be marketed in the United States, it must be approved by the FDA. None of our product candidates has received such approval. We believe that our products currently in development will be regulated by FDA as drugs.
     The steps required before a drug may be approved for marketing in the United States generally include:

•	preclinical laboratory and animal tests, and formulation studies;

•	the submission to the FDA of an Investigational New Drug application, or IND, for human clinical testing that must become effective before human clinical trials may begin;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each indication for which approval is sought;

•	the submission to the FDA of a New Drug Application, or NDA, and FDA’s acceptance of the NDA for filing;

•	satisfactory completion of an FDA inspection of the manufacturing facilities at which the product is to be produced to assess compliance with the FDA’s Good Manufacturing Practices, or GMP; and

•	FDA review and approval of the NDA.
Preclinical Testing
     The testing and approval process requires very substantial time, effort, and financial resources, and the receipt and timing of approval, if any, is highly uncertain. Preclinical tests include laboratory evaluations of product chemistry, toxicity, and formulation, as well as animal studies. The results of the preclinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of the IND. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions about the conduct of the proposed clinical trials as outlined in the IND prior to that time. In such a case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. Submission of an IND may not result in FDA authorization to commence clinical trials. Once an IND is in effect, the protocol for each clinical trial to be conducted under the IND must be submitted to the FDA, which may or may not allow the trial to proceed.
Clinical Trials
     Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified investigators and healthcare personnel. Clinical trials are conducted under protocols detailing, for example, the parameters to be used in monitoring patient safety and the safety and effectiveness criteria, or end points, to be evaluated. Clinical trials are typically conducted in three defined phases, but the phases may overlap or be combined. Each trial must be reviewed and approved by an independent institutional review board overseeing the institution conducting the trial before it can begin.
     These phases generally include the following:

•	Phase 1. Phase 1 clinical trials usually involve the initial introduction of the drug into human subjects, frequently healthy volunteers. In Phase 1, the drug is usually evaluated for safety, including adverse effects, dosage tolerance, absorption, distribution, metabolism, excretion and pharmacodynamics.

•	Phase 2. Phase 2 usually involves studies in a limited patient population with the disease or condition for which the drug is being developed to (1) preliminarily evaluate the efficacy of the drug for specific, targeted indications; (2) determine dosage tolerance and appropriate dosage; and (3) identify possible adverse effects and safety risks.

•	Phase 3. If a drug is found to be potentially effective and to have an acceptable safety profile in Phase 2 studies, the clinical trial program will be expanded, usually to further evaluate clinical efficacy and safety by administering the drug in its final form to an expanded patient population at geographically dispersed clinical trial sites. Phase 3 studies usually include several hundred to several thousand patients.

     Phase 1, Phase 2, or Phase 3 clinical trials may not be completed successfully within any specified period of time, if at all. Further, we, our product development collaborators, or the FDA may suspend clinical trials at any time on various grounds, including a finding that the patients are being exposed to an unacceptable health risk. For example, in 2004, Novo Nordisk, our collaborator in the AERx iDMS program, amended the protocols of a Phase 3 clinical program, which resulted in significant delay in the development of AERx iDMS.
     Assuming successful completion of the required clinical testing, the results of preclinical studies and clinical trials, together with detailed information on the manufacture and composition of the product, are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications. Before approving an application, the FDA usually will inspect the facility or facilities at which the product is manufactured, and will not approve the product unless continuing GMP compliance is satisfactory. If the FDA determines the NDA is not acceptable, the FDA may outline the deficiencies in the NDA and often will request additional information or additional clinical trials. Notwithstanding the submission of any requested additional testing or information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.
     If regulatory approval of a product is granted, such approval will usually entail limitations on the indicated uses for which such product may be marketed. Once approved, the FDA may withdraw the product approval if compliance with pre and post-marketing regulatory requirements and conditions of approvals are not maintained, if GMP compliance is not maintained or if problems occur after the product reaches the marketplace. In addition, the FDA may require post-marketing studies, referred to as Phase 4 studies, to monitor the effect of approved products and may limit further marketing of the product based on the results of these post-marketing studies.
     After approval, certain changes to the approved product, such as adding new indications, certain manufacturing changes, or additional labeling claims are subject to further FDA review and approval. Post-approval marketing of products can lead to new findings about the safety or efficacy of the products. This information can lead to a product sponsor making, or the FDA requiring, changes in the labeling of the product or even the withdrawal of the product from the market.
Section 505(b)(2) Applications
     Some of our product candidates may be eligible for submission of applications for approval under the FDA’s Section 505(b)(2) approval process, which requires less information than the NDAs described above. Section 505(b)(2) applications may be submitted for drug products that represent a modification (e.g., a new indication or new dosage form) of an eligible approved drug and for which investigations other than bioavailability or bioequivalence studies are essential to the drug’s approval. Section 505(b)(2) applications may rely on the FDA’s previous findings for the safety and effectiveness of the listed drug, scientific literature, and information obtained by the 505(b)(2) applicant needed to support the modification of the listed drug. For this reason, preparing Section 505(b)(2) applications is generally less costly and time-consuming than preparing an NDA based entirely on new data and information from a full set of clinical trials. The law governing Section 505(b)(2) or FDA’s current policies may change in such a way as to adversely affect our applications for approval that seek to utilize the Section 505(b)(2) approach. Such changes could result in additional costs associated with additional studies or clinical trials and delays.
     The FDCA provides that reviews and/or approvals of applications submitted under Section 505(b)(2) will be delayed in various circumstances. For example, the holder of the NDA for the listed drug may be entitled to a period of market exclusivity, during which the FDA will not approve, and may not even review a Section 505(b)(2) application from other sponsors. If the listed drug is claimed by patent that the NDA holder has listed with the FDA, the Section 505(b)(2) applicant must submit a patent certification. If the 505(b)(2) applicant certifies that the patent is invalid, unenforceable, or not infringed by the product that is the subject of the Section 505(b)(2), and the 505(b)(2) applicant is sued within 45 days of its notice to the entity that holds the approval for the listed drug and the patent holder, the FDA will not approve the Section 505(b)(2) application until the earlier of a court decision favorable to the Section 505(b)(2) applicant or the expiration of 30 months. The regulations governing marketing exclusivity and patent protection are complex, and it is often unclear how they will be applied in particular circumstances.
     In addition, both before and after approval is sought, we and our collaborators are required to comply with a number of FDA requirements. For example, we are required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with certain limitations and other requirements concerning advertising and promotion for our products. Also, quality control and manufacturing procedures must continue to conform to continuing GMP after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with continuing GMP. In addition, discovery of problems such as safety problems may result in changes in labeling or restrictions on a product manufacturer or NDA holder, including removal of the product from the market.
Orphan Drug Designation
     The FDA may grant orphan drug designation to drugs intended to treat a “rare disease or condition” which generally is a disease or condition that affects fewer than 200,000 individuals in the United States. A sponsor may request orphan drug designation of a previously unapproved drug, or of a new indication for an already marketed drug. Orphan drug designation must be requested before an NDA is submitted. If the FDA grants orphan drug designation, which it may not, the identity of the therapeutic agent and its potential orphan status are publicly disclosed by the FDA. Orphan drug designation does not convey an advantage in, or shorten the duration of, the review and approval process. If a drug which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the drug is entitled to orphan exclusivity, meaning that the FDA may not approve any other applications to market the same drug for the same indication for a period of seven years, unless the subsequent application is able to demonstrate clinical superiority in efficacy or safety. Orphan drug designation does not prevent competitors from developing or marketing different drugs for that indication, or the same drug for other indications.
     We have obtained orphan drug designation from the FDA for inhaled liposomal ciprofloxacin for the management of cystic fibrosis. We may seek orphan drug designation for other eligible product candidates we develop. However, our liposomal ciprofloxacin may not receive orphan drug marketing exclusivity. Also, it is possible that our competitors could obtain approval, and attendant orphan drug designation or exclusivity, for products that would preclude us from marketing our liposomal ciprofloxacin for this indication for some time.
International Regulation
     We are also subject to foreign regulatory requirements governing clinical trials, product manufacturing, marketing and product sales. Our ability to market and sell our products in countries outside the United States will depend upon receiving marketing authorization(s) from appropriate regulatory authorities. We will only be permitted to commercialize our products in a foreign country if the appropriate regulatory authority is satisfied that we have presented adequate evidence of safety, quality and efficacy. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing of the product in those countries. Approval of a product by the FDA does not assure approval by foreign regulators. Regulatory requirements, and the approval process, vary widely from country to country, and the time, cost and data needed to secure approval may be longer or shorter than that required for FDA approval. The regulatory approval and oversight process in other countries includes all of the risks associated with the FDA process described above.
Scientific Advisory Board
     We have assembled a scientific advisory board comprised of scientific and product development advisors who provide expertise, on a consulting basis from time to time, in the areas of respiratory diseases, allergy and immunology, hormonal and metabolic disorders, pharmaceutical development and drug delivery, including pulmonary delivery, but are employed elsewhere on a full-time basis. As a result, they can only spend a limited amount of time on our affairs. We access scientific and medical experts in academia, as needed, to support our scientific advisory board. The scientific advisory board assists us on issues related to potential product applications, product development and clinical testing. Its members, and their affiliations and areas of expertise, include:

Name	Affiliation	Area of Expertise

Peter R. Byron, Ph.D.	Medical College of Virginia, Virginia Commonwealth University	Aerosol Science/Pharmaceutics
Peter S. Creticos, M.D.	The Johns Hopkins University School of Medicine	Allergy/Immunology/Asthma
Robert E. Ratner, M.D.	MedStar Research Institute	Endocrinology
     In addition to our scientific advisory board, for certain indications and programs we assemble groups of experts to assist us on issues specific to such indications and programs.
Employees
     As of August 31, 2006, we had 63 employees, of whom 17 have advanced degrees. Of these, 46 are involved in research and development, product development and commercialization; and 17 are involved in business development, finance and administration. Our employees are not represented by any collective bargaining agreement.
Facilities
     We lease one building with an aggregate of 72,000 square feet of office and laboratory facilities in Hayward, California. The aggregate lease payments for our building in 2006 are approximately $2.0 million, and decrease to approximately $1.6 million by 2016. The lease expires in June 2016, subject to our option to extend the term for six months to December 2016. We believe that the facilities we currently lease are sufficient for at least the next year and that anticipated future growth thereafter can be accommodated by leasing additional space near our current facilities at a comparable price per square foot.
Legal Proceedings
     We are not currently a party to any pending legal proceedings.

MANAGEMENT
Executive Officers and Directors
     Our directors and executive officers and their ages as of October 23, 2006 are as follows:

Name	Age	Position

Igor Gonda, Ph.D.	58	President, Chief Executive Officer and Director
Thomas C. Chesterman	46	Senior Vice President and Chief Financial Officer
Babatunde A. Otulana, M.D.	50	Senior Vice President, Development
Frank H. Barker (1)(2)(3)	76	Director
Stephen O. Jaeger (1)(2)(3)	62	Director
Virgil D. Thompson (1)(2)(3)	67	Chairman of the Board

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.
     Igor Gonda, Ph.D. has served as our President and Chief Executive Officer since August 2006, and as a director since September 2001. From December 2001 to August 2006, Dr. Gonda was the Chief Executive Officer and Managing Director of Acrux Limited, a publicly traded specialty pharmaceutical company located in Melbourne, Australia. From July 2001 to December 2001, Dr. Gonda was our Chief Scientific Officer and, from October 1995 to July 2001, was our Vice President, Research and Development. From February 1992 to September 1995, Dr. Gonda was a Senior Scientist and Group Leader at Genentech, Inc. His key responsibilities at Genentech were the development of the inhalation delivery of rhDNase (Pulmozyme) for the treatment of cystic fibrosis and non-parenteral methods of delivery of biologics. Prior to that, Dr. Gonda held academic positions at the University of Aston in Birmingham, United Kingdom, and the University of Sydney, Australia. Dr. Gonda holds a B.Sc. in Chemistry and a Ph.D. in Physical Chemistry from Leeds University, United Kingdom. Dr. Gonda was the Chairman of our Scientific Advisory Board until August 2006.
     Thomas C. Chesterman has served as our Senior Vice President and Chief Financial Officer since August 2002. From March 1996 to December 2001, Mr. Chesterman was Vice President and Chief Financial Officer at Bio-Rad Laboratories, Inc., a life-science research products and clinical diagnostics company. From 1993 to 1996, Mr. Chesterman was Vice President of Strategy and Chief Financial Officer of Europolitan AB, a telecommunications company. Mr. Chesterman holds a B.A. from Harvard University, and an M.B.A. in Finance and Accounting from the University of California at Davis.
     Babatunde A. Otulana, M.D. has served as our Senior Vice President, Development, since August 2006. Prior to that, Dr. Otulana served as our Vice President, Clinical and Regulatory Affairs since October 1997. From 1991 to September 1997, Dr. Otulana was a Medical Reviewer in the Division of Pulmonary Drug Products at the Center for Drug Evaluation and Research of the United States Food and Drug Administration. Dr. Otulana currently serves as an Assistant Clinical Professor in Pulmonary Medicine at the School of Medicine, University of California at Davis. Dr. Otulana holds an M.D. from the University of Ibadan, Nigeria, and completed Pulmonary Fellowships at Papworth Hospital, University of Cambridge, United Kingdom, and at Howard University Hospital, Washington, D.C.
     Frank H. Barker has been a director since May 1999. From January 1980 to January 1994, Mr. Barker served as a company group chairman of Johnson & Johnson, Inc., a diversified health care company, and was Corporate Vice President from January 1989 to January 1996. Mr. Barker retired from Johnson & Johnson, Inc. in January 1996. Mr. Barker holds a B.A. in Business Administration from Rollins College, Winter Park, Florida.
     Stephen O. Jaeger has been a director since March 2004. Mr. Jaeger was Chairman, President and Chief Executive Officer of eBT International, Inc. a privately held software products and services company, from 1999 to December 2005. Prior to joining eBT, Mr. Jaeger was the Executive Vice President and Chief

Financial Officer of Clinical Communications Group, Inc., a provider of educational marketing services to the pharmaceutical and biotech industries, from 1997 to 1998. From 1995 to 1997, Mr. Jaeger served as Vice President, Chief Financial Officer and Treasurer of Applera Corp., formerly known as Perkin Elmer Corporation, an analytical instrument and systems company with a focus on life science and genetic discovery. Prior to 1995, Mr. Jaeger was Chief Financial Officer and a director of Houghton Mifflin Company and held various financial positions with BP, Weeks Petroleum Limited and Ernst & Young LLP. Mr. Jaeger holds a B.A. in Psychology from Fairfield University and an M.B.A. in Accounting from Rutgers University and is a Certified Public Accountant. Mr. Jaeger is the Chairman of the Board of Savient Pharmaceuticals Inc., a publicly traded specialty pharmaceutical company, and Arlington Tankers, Ltd., a publicly traded shipping company. Mr. Jaeger is the Chairman of, and the designated “audit committee financial expert” on our and Savient Pharmaceuticals’ audit committees and is the Chairman of Arlington Tankers’ audit committee.
     Virgil D. Thompson has been a director since June 1995 and has been Chairman of the Board since January 2005. Since November 2002, Mr. Thompson has been President and Chief Executive Officer of Angstrom Pharmaceuticals, Inc., a privately held pharmaceutical company. From September 2000 to November 2002, Mr. Thompson was President, Chief Executive Officer and a director of Chimeric Therapies, Inc., a privately held biotechnology company. From May 1999 until September 2000, Mr. Thompson was the President, Chief Operating Officer and a director of Savient Pharmaceuticals, a publicly traded specialty pharmaceutical company. From January 1996 to April 1999, Mr. Thompson was the President and Chief Executive Officer and a director of IDM Pharma, Inc., a publicly traded biopharmaceutical company. From 1994 to 1996, Mr. Thompson was President and Chief Executive Officer of Cibus Pharmaceuticals, Inc., a privately held drug delivery device company. From 1991 to 1993, Mr. Thompson was President of Syntex Laboratories, Inc., a publicly traded pharmaceutical company. Mr. Thompson holds a B.S. in Pharmacy from Kansas University and a J.D. from The George Washington University Law School. Mr. Thompson is a director of Questcor Pharmaceuticals, Inc., a publicly traded pharmaceutical company, and Savient Pharmaceuticals.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
     Except as set forth below, since January 1, 2003, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were a party or are a party in which:

•	the amounts involved exceeded or will exceed $60,000; and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.
Transactions with Novo Nordisk
     As of January 26, 2005, we restructured the AERx iDMS program, pursuant to a restructuring agreement entered into with Novo Nordisk and its subsidiary, Novo Nordisk Delivery Technologies, or NNDT, in September 2004. Under the terms of the restructuring agreement, we sold certain equipment, leasehold improvements and other tangible assets used in the AERx iDMS program to NNDT, for a cash payment of $55.3 million (before refund of cost advances made by Novo Nordisk). Our expenses related to this transaction for legal and other consulting costs were $1.1 million. In connection with the restructuring transaction, we entered into various related agreements with Novo Nordisk and NNDT, including the following:

•	an amended and restated license agreement amending the development and license agreement previously in place with Novo Nordisk, expanding Novo Nordisk’s development and manufacturing rights to the AERx iDMS program and providing for royalties to us on future AERx iDMS net sales in lieu of a percentage interest in the gross profits from the commercialization of AERx iDMS, which royalties run until the later of last patent expiry or last use of our intellectual property and which apply to future enhancements or generations of our AERx delivery technology;

•	a three-year agreement under which NNDT agreed to perform contract manufacturing of AERx iDMS-identical devices and dosage forms filled with compounds provided by us in support of preclinical and initial clinical development of other products that incorporate our AERx delivery system; and

•	an amendment of the common stock purchase agreement in place with Novo Nordisk prior to the closing of the restructuring transaction, (i) deleting the provisions whereby we can require Novo Nordisk to purchase certain additional amounts of common stock, (ii) imposing certain restrictions on the ability of Novo Nordisk to sell shares of our common stock and (iii) providing Novo Nordisk with certain registration and information rights with respect to these shares.
     As a result of this transaction, we were no longer obligated to continue work related to the non-refundable milestone payment from Novo Nordisk in connection with the commercialization of AERx iDMS. We also entered into transition and support agreements with NNDT and we were released from our contractual obligations relating to future operating lease payments for two buildings assigned to NNDT. Pursuant to the restructuring agreement, we terminated a manufacturing and supply agreement and a patent cooperation agreement, each previously in place with Novo Nordisk and dated October 22, 2001. As part of the restructuring, one of our officers and many of our employees became employees of NNDT.
     On July 5, 2006, we further restructured our relationship with Novo Nordisk through an intellectual property assignment, a royalty prepayment and an eight-year promissory note with Novo Nordisk. The promissory note was secured by the royalty payments on any AERx iDMS sales by Novo Nordisk under the license with us. The key features of this restructuring included:

•	our transfer to Novo Nordisk of the ownership of 23 issued United States patents and their corresponding non-United States counterparts, if any, as well as related pending applications, in exchange for $12.0 million paid to us in cash. We retained exclusive, royalty-free control of these patents outside the field of glucose control and will continue to be entitled to royalties with respect to any inhaled insulin products marketed or licensed by Novo Nordisk.

•	our receipt of a royalty prepayment of $8.0 million in exchange for a one percent reduction on our average royalty rate for the commercialized AERx iDMS product. As a result, we will receive royalty rates under our license agreement with Novo Nordisk that will commence at a minimum of 3.25% on launch, and that we estimate will average 5% over the life of the product.

•	our issuance of an eight-year promissory note to Novo Nordisk in connection with our receipt from Novo Nordisk of a loan in the principal amount of $7.5 million with interest accruing at 5% per year. The principal and accrued interest will be payable to Novo Nordisk in three equal payments of $3.5 million on July 2, 2012, July 1, 2013 and June 30, 2014, commencing in six years at a five percent annual interest rate. Our obligations under the note are secured by royalty payments upon any commercialization of the AERx iDMS product.
     We and Novo Nordisk continue to cooperate and share in technology development, as well as intellectual property development and defense. Both we and Novo Nordisk have access to any developments or improvements the other might make to the AERx delivery system, within their respective fields of use. In August 2006, Novo Nordisk announced that it had filed a lawsuit against Pfizer claiming that Exubera, an inhaled insulin product that Pfizer has been developing with Nektar Therapeutics, infringes a patent originally developed by us and now owned by Novo Nordisk with rights retained by us outside the field of glucose control. Depending on the outcome of this lawsuit, which is highly uncertain, we could be entitled to a portion of any proceeds received by Novo Nordisk from a favorable outcome.
     As of August 15, 2006 Novo Nordisk beneficially owned 1,573,673 shares, or 10.7%, of our outstanding common stock, and is considered a related party. There are restrictions on the ability of Novo Nordisk to dispose of any shares of our common stock.
Arrangements with Current and Former Executive Officers
Dr. Gonda
     On August 10, 2006, we entered into an “at will” employment agreement with Dr. Gonda, pursuant to which he is employed as our President and Chief Executive Officer. Dr. Gonda is entitled to receive a salary of $320,000 per year, subject to annual review and adjustment, and received a $100,000 signing bonus. Dr. Gonda is also eligible to receive discretionary cash bonuses, as determined by our Board of Directors, of up to $160,000. In addition, Dr. Gonda is eligible to receive a stock bonus of up to 100,000 shares of our common stock, not to exceed $1.0 million in value, upon the achievement of certain stock price targets over the first two years of his employment. He is also eligible to receive customary fringe benefits and reimbursement of up to $75,000 in relocation costs. In the event of his termination, Dr. Gonda may be entitled to severance benefits under our existing Executive Officer Severance Benefit Plan or under our standard Change of Control Agreement adopted in October 2005.
Dr. Lawlis
     Pursuant to an offer letter dated September 20, 2001, we agreed to provide Dr. V. Bryan Lawlis, our former President and Chief Executive Officer, with a loan in the principal amount of $200,000. The loan had a five-year term and accrued interest at the rate of 4.8% per year. By the terms of the offer letter, the loan was to be forgiven over the first five years of Dr. Lawlis’s employment. All principal and accrued interest outstanding on this loan has been repaid in full by Dr. Lawlis.
Mr. Rigby
     Pursuant to an offer letter with Jonathan Rigby, on November 30, 2003, we provided Mr. Rigby with a loan in the principal amount of $191,000. The loan has a five-year term and accrues interest at the rate of 3.8% per year. As of December 31, 2004 and 2005, there was $152,161 and $128,935 in principal and accrued interest outstanding under this loan, respectively. As of June 30, 2006, there was $120,609 in principal and accrued interest outstanding under this loan.

Executive Officer Severance Benefit Plan and Charge of Control Agreements
     On October 7, 2005, we adopted the Aradigm Corporation Executive Officer Severance Benefit Plan, pursuant to which members of our senior management who are involuntarily terminated are eligible to receive (i) a lump sum payment equal to such officer’s annual base salary plus an amount up to such officer’s target bonus, (ii) payment of COBRA premiums for a period of up to 12 months following termination and (iii) career transition assistance. Pursuant to this plan, Dr. Stephen Farr, Dr. Lawlis, John Turanin and Bobba Venkatadri, our former executive officers, are entitled to receive a total of $1.0 million, of which approximately $440,000 has been paid as of September 30, 2006.
     We have also entered into change of control agreements with our executive officers, whereby if such officers are involuntarily or constructively terminated following a change of control, such officers are eligible to receive (i) a lump sum payment equal to between one and two times such officer’s annual base salary plus up to two times such officer’s target bonus, (ii) payment of COBRA premiums for a period of between 12 and 24 months following termination, (iii) career transition assistance and (iv) and accelerated vesting of all options and/or restricted stock held by such officer.
Indemnification Agreements
     We have entered into indemnity agreements with certain officers and directors that provide, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he may be required to pay in actions or proceedings to which such officer or director is or may be made a party by reason of such officer’s or director’s position as a director, officer or other agent of us, and otherwise to the full extent permitted under California law and our bylaws.

PRINCIPAL SHAREHOLDERS
     The following table sets forth the beneficial ownership information of our common stock at August 15, 2006 on an actual basis and as adjusted to reflect the sale of the shares of common stock in this offering, for:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	our chief executive officer and our four other most highly compensated executive officers as of December 31, 2005;

•	our current chief executive officer;

•	each of our directors; and

•	all of our current executive officers and directors as a group.
     Unless otherwise noted below, the address of the persons and entities listed on the table is c/o Aradigm Corporation, 3929 Point Eden Way, Hayward, California 94545. This table is based upon information supplied by officers, directors and principal shareholders and supplied in Schedules 13D and 13G filed with the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock reflected as beneficially owned, subject to applicable community property laws.
     We have determined beneficial ownership in accordance with the rules of the SEC. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of August 15, 2006. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.
     We have based our calculation of the percentage of beneficial ownership on 14,765,502 shares of common stock and 1,544,626 shares of convertible preferred stock outstanding on August 15, 2006 and 36,001,203 shares of common stock outstanding upon completion of this offering. We have granted the underwriter an option to purchase up to 3,000,000 additional shares of our common stock to cover over-allotments, if any, and the table below assumes no exercise of that option. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The beneficial ownership of our stock after this offering listed in the table below assumes the automatic conversion of all outstanding shares of our Series A Convertible Preferred Stock into 1,235,701 shares of common stock upon completion of this offering.

	Beneficial Ownership

	Before This Offering				After This Offering

	Common		Series A Preferred		Common

	Number of	Percent of	Number of	Percent of	Number of	Percent of
Beneficial owner	Shares	Total (%)	Shares	Total (%)	Shares	Total (%)

Novo Nordisk A/ S (1)	1,573,673	10.7	—	—	1,573,673	4.4
Novo Alle DK-2880
Bagsvaerd, Denmark
New Enterprise Associates 10,	937,638	6.2	1,033,057	66.9	1,764,084	4.8
Limited Partnership (2) 1119 St. Paul Street Baltimore, MD 21202
Laurence W. Lytton (3)	787,382	5.3	—	—	787,382	2.2
467 Central Park West New York, NY 10025
Domain Public Equity Partners, LP (4)	417,523	2.8	154,958	10.0	541,489	1.5
One Palmer Square Princeton, NJ 08542
MPM BioEquities Master Fund LP (5)	107,436	*	206,611	13.4	272,725	*
501 Gateway Blvd., Suite 360 South San Francisco, CA 94080
Camden Partners Strategic
Fund II-A, LP (6)	—	—	150,000	9.7	120,000	*
c/o Camden Partners, Inc. One South Street, Suite 2150 Baltimore, MD 21202
Igor Gonda (7)	78,435	*	—	—	78,435	*
Thomas C. Chesterman (8)	146,125	1.0	—	—	146,125	*
Babatunde A. Otulana (9)	126,641	*	—	—	126,641	*
Virgil D. Thompson (10)	57,500	*	—	—	57,500	*
Frank H. Barker (11)	35,043	*	—	—	35,043	*
Stephen O. Jaeger (12)	13,000	*	—	—	13,000	*
V. Bryan Lawlis (13)	119,300	*	—	—	119,300	*
Bobba Venkatadri (14)	56,561	*	—	—	56,561	*
Stephen J. Farr (15)	124,966	*	—	—	124,966	*
All executive officers and directors as a group (6 persons) (16)	456,744	3.0	—	—	456,744	1.3

(1)	Represents 1,573,673 shares of common stock held by Novo Nordisk A/S, a company publicly traded in Denmark. According to a Schedule 13D Amendment No. 4 dated September 28, 2004, Novo Nordisk A/S holds the shares through Novo Nordisk Pharmaceuticals, Inc., a Delaware corporation. Novo Nordisk Pharmaceuticals, Inc. is a wholly owned subsidiary of Novo Nordisk North America, Inc., a Delaware corporation. Novo Nordisk North America, Inc. is wholly owned by Novo Nordisk A/S. Novo A/S, a private limited Danish company, owns approximately 26.7% of Novo Nordisk A/S’s total share capital, representing approximately 69.0% of the voting rights of Novo Nordisk A/S and may be deemed to control Novo Nordisk A/S. Novo A/S is a wholly owned subsidiary of Novo Nordisk Foundation, a self-governing and self-owned foundation.

(2)	Includes 497,917 shares of common stock and warrants to purchase an aggregate of 439,721 shares of common stock held by New Enterprise Associates 10, Limited Partnership (NEA 10). According to a Schedule 13D Amendment No. 4 dated June 25, 2003, NEA Partners 10, Limited Partnership (NEA Partners 10) is the sole general partner of NEA 10, and Stewart Alsop, James Barrett, Peter J. Barris, Robert T. Coneybeer, Nancy L. Dorman, Ronald H. Kase, C. Richard Kramlich, Thomas C. McConnell, Peter T. Morris, Charles W. Newhall III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor III are general partners of NEA Partners 10. NEA Partners 10 and each of the aforementioned general partners of NEA Partners 10 have shared dispositive and shared voting power with respect to the shares held by NEA 10. Each of the aforementioned disclaims beneficial ownership as to the shares held by NEA 10, except to the extent of their pecuniary interest therein.

(3)	According to a Schedule 13G dated December 13, 2005, represents 787,382 shares of common stock held directly by Laurence W. Lytton.

(4)	Includes 240,430 shares of common stock issuable upon exercise of warrants exercisable within 60 days of August 15, 2006.

(5)	Includes 107,436 shares of common stock issuable upon exercise of warrants exercisable within 60 days of August 15, 2006.

(6)	Includes 8,400 shares of Series A Convertible Preferred Stock held by Camden Partners Strategic Fund II-B, L.P.

(7)	Includes 48,809 shares of common stock subject to options exercisable within 60 days of August 15, 2006.

(8)	Includes 136,122 shares of common stock subject to options exercisable within 60 days of August 15, 2006. Includes 570 shares of common stock issuable upon exercise of warrants exercisable within 60 days of August 15, 2006.

(9)	Includes 123,621 shares of common stock subject to options exercisable within 60 days of August 15, 2006.

(10)	Includes 57,500 shares of common stock subject to options exercisable within 60 days of August 15, 2006.

(11)	Includes 35,043 shares of common stock subject to options exercisable within 60 days of August 15, 2006.

(12)	Includes 13,000 shares of common stock subject to options exercisable within 60 days of August 15, 2006.

(13)	Includes 109,997 shares of common stock subject to options exercisable within 60 days of August 15, 2006. Includes 1,709 shares of common stock issuable upon exercise of warrants exercisable within 60 days of August 15, 2006. Dr. Lawlis ceased serving as our President and Chief Executive Officer as of August 10, 2006.

(14)	Includes 56,561 shares of common stock subject to options exercisable within 60 days of August 15, 2006. Mr. Venkatadri’s position was terminated on September 15, 2006.

(15)	Includes 124,966 shares of common stock subject to options exercisable through September 16, 2006. Dr. Farr’s position was terminated on June 16, 2006.

(16)	See footnotes (7) through (12) above.

DESCRIPTION OF CAPITAL STOCK
     Our authorized capital stock consists of 100,000,000 shares of common stock, no par value per share, and 5,000,000 shares of preferred stock, no par value per share. The rights and preferences of the preferred stock may be established from time to time by our board of directors, without shareholder approval. The following description summarizes some of the terms of our capital stock. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description you should refer to our articles of incorporation and bylaws, which are incorporated by reference as exhibits to the registration statement of which the prospectus is a part.

•	As of October 23, 2006, 14,776,412 shares of common stock and 1,544,626 shares of Series A Convertible Preferred Stock, convertible into 1,235,701 shares of common stock, were issued and outstanding.

•	As of October 23, 2006, we had 124 holders of record of common stock and 4 holders of record of Series A Convertible Preferred Stock.

•	Immediately after the closing of this offering, we will have approximately shares of common stock outstanding and no shares of preferred stock outstanding.
Common Stock
     The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Our articles of incorporation provide shareholders the ability to cumulate their votes in the election of directors; provided, however, that the shareholders shall not be entitled to cumulate as long as we are a “listed corporation” as defined in Section 301.5 of the California Corporations Code. Subject to preferences that may be applicable to any then outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of our common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.
Preferred Stock
     Our board of directors has designated 1,500,000 shares of preferred stock as Series A Junior Participating Preferred Stock and 2,050,000 shares of our preferred stock as Series A Convertible Preferred Stock. The shares of Series A Junior Participating Preferred Stock are purchasable upon exercise of the rights under our shareholder rights plan, discussed below. Our board of directors has the authority to issue the remaining undesignated shares of preferred stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any new series of preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, prices, liquidation preferences, and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control transaction and may adversely affect the voting and other rights of the holders of our common stock. The issuance of shares of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others. At present, we have no plans to issue any additional shares of our preferred stock.

Warrants
     As of October 23, 2006, we had outstanding warrants to purchase an aggregate of 2,119,766 shares of our common stock with a weighted average exercise price of $11.11 per share. The warrants expire between December 16, 2006 and December 22, 2008, with a weighted average remaining term of 280 days.
Shareholder Rights Plan
     In August 1998, we adopted a shareholder rights plan pursuant to which we distributed rights to purchase shares of Series A Junior Participating Preferred Stock as a dividend at the rate of one right for each share of common stock outstanding. The rights are designed to guard against partial tender offers and other abusive and coercive tactics that might be used in an attempt to gain control of us or to deprive our shareholders of their interest in our long-term value. The shareholder rights plan seeks to achieve these goals by encouraging a potential acquirer to negotiate with our board of directors to redeem the rights and allow the potential acquirer to acquire our shares without suffering significant dilution. However, these rights could deter or prevent transactions that shareholders deem to be in their interests and could reduce the price that investors or an acquirer might be willing to pay in the future for shares of our common stock.
     Until the earlier to occur of (i) the date of a public announcement that a person, entity or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of our outstanding common stock, such person or entity being referred to as an acquiring person, or (ii) 10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person or entity acquires beneficial ownership of 15% or more of our outstanding common stock) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person or entity acquires beneficial ownership of 15% or more of our outstanding common stock, the earlier of such dates being called the distribution date, the rights trade with, and are not separable from, our common stock and are not exercisable.
     In the event that any person or group of affiliated or associated persons becomes a beneficial ownership of 15% or more of our outstanding common stock, each holder of a right, other than rights beneficially owned by the acquiring person and its associates and affiliates (which will thereafter be void), will for a 60-day period have the right to receive upon exercise that number of shares of our common stock having a market value of two times the exercise price of the right. In the event that we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold to an acquiring person, its associates or affiliates or certain other persons in which such persons have an interest, each holder of a right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.
     The rights will expire at the close of business on September 8, 2008. At any time prior to the earliest of (i) the day of the first public announcement that a person has acquired beneficial ownership of 15% or more of our outstanding common stock or (ii) September 8, 2008, our board of directors may redeem the rights in whole, but not in part, at a price of $.001 per right. Following the expiration of the above periods, the rights become nonredeemable. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.
     The terms of the rights may be amended by our board of directors without the consent of the holders of the rights, except that, from and after such time as the rights are distributed, no such amendment may adversely affect the interest of the holders of the rights, excluding the interests of an acquiring person.
Anti-Takeover Effects of Provisions of Our Articles of Incorporation, Our Bylaws, California Law and Our Other Agreements
     Certain provisions of our articles of incorporation, our bylaws and the California Corporations Code could discourage a third party from acquiring, or make it more difficult for a third party to acquire, control of our company without approval of our board of directors. These provisions could also limit the price that certain investors might be willing to pay in the future for shares of our common stock. Certain provisions allow the board of directors to authorize, without shareholder approval, the issuance of preferred stock with rights superior to those of the common stock. We are also subject to the provisions of Section 1203 of the California Corporations Code which requires us to provide a fairness opinion to our shareholders in connection with their consideration of any proposed “interested party” reorganization transaction.
     We have also adopted an Executive Officer Severance Plan and a Form of Change of Control Agreement, both of which may provide for the payment of benefits to our officers in connection with an acquisition. The severance plan and our change of control agreements may discourage, delay or prevent a third party from acquiring us.
Limitation of Liability
     Our articles of incorporation and bylaws include provisions to (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty, to the extent permitted by California law and (ii) permit us to indemnify our directors and officers, employees and other agents to the fullest extent permitted by the California Corporations Code. Pursuant to Section 317 of the California Corporations Code, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against any expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of a corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate liability for breach of the directors’ duty of loyalty to us or our shareholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for any transaction from which the director derived an improper personal benefit or for any willful or negligent payment of any unlawful dividend.
     We have entered into indemnification agreements with certain officers and directors that provide, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements such officer or director may be required to pay in actions or proceedings to which such officer or director is or may be made a party be reason of such officer’s or director’s position as a director, officer or other agent of us, and otherwise to the full extent permitted under California law and our bylaws.
Transfer Agent and Registrar
     The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.
Nasdaq Capital Market Listing
     Our common stock is listed on the Nasdaq Capital Market under the symbol “ARDM.” Based on our preliminary analysis, we do not anticipate that we will be able to meet Nasdaq’s continued listing requirements as of September 30, 2006. We are requesting a hearing with Nasdaq and we intend to seek continued listing. The hearing may not be resolved in our favor and we may be delisted from the Nasdaq Capital Market immediately and without prior notice. Even if the hearing is resolved in our favor, we may not be able to meet Nasdaq’s continued listing requirements to continue trading on the Nasdaq Capital Market in the future. If our common stock is delisted from the Nasdaq Capital Market, we will likely be traded on the Pink Sheets or the Over-the-Counter Bulletin Board, which may reduce the liquidity of, and adversely affect the price of, our common stock.

SHARES ELIGIBLE FOR FUTURE SALE
     Based on 14,776,412 shares of common stock outstanding as of October 23, 2006 and assuming no exercise of the underwriter’s over-allotment option, there will be 36,012,113 shares of our common stock outstanding upon completion of this offering. Of these shares, 34,392,461 shares will be freely tradable, except that any shares held by our “affiliates,” as that term is defined under Rule 144 promulgated under the Securities Act of 1933, may only be sold in compliance with certain requirements of Rule 144, including volume limitations, manner of sale provisions, notice requirements and the availability of current public information about us. As of October 23, 2006, 45,979 shares are subject to 90-day lock-up agreements entered into by certain of our officers, directors and shareholders with the underwriter.
     As of August 15, 2006 Novo Nordisk A/ S beneficially owned 1,573,673 shares, or 10.7%, of our outstanding common stock and is considered a related party. Pursuant to that certain Amended and Restated Stock Purchase Agreement we entered into with Novo Nordisk A/ S and Novo Nordisk Pharmaceuticals, Inc. in connection with the January 2005 restructuring of our collaboration with Novo Nordisk, Novo Nordisk agreed not to transfer or dispose of any shares of our common stock, with limited exceptions, until one of the following occurs:

•	the first AERx iDMS product is made available for sale in commercial quantities anywhere in the world;

•	the acquisition of all or substantially all of our outstanding common stock by a third party;

•	the termination of our Amended and Restated License Agreement with Novo Nordisk;

•	our filing of a voluntary petition for bankruptcy protection (or the filing of an involuntary petition that is not dismissed or withdrawn within 60 days after it is filed);

•	our initiation of an assignment for the benefit of creditors or other similar insolvency proceeding;

•	the cessation of all of our business activities;

•	a judicial or other governmental determination of our insolvency;

•	a material change in our business activities that is incompatible with accepted ethical standards within the pharmaceutical industry; or

•	January 1, 2009.

UNDERWRITING
     We and Punk, Ziegel & Company, L.P., as underwriter, intend to enter into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriter has agreed to purchase from us the number of shares of our common stock set forth on the cover page of this prospectus at the public offering price, less the underwriting discount set forth on the cover page of this prospectus.
     The underwriting agreement provides that the obligations of the underwriter to purchase the shares of common stock offered hereby are conditional and may be terminated at the underwriter’s discretion based on its assessment of the state of the financial markets. The obligations of the underwriter may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriter is committed to purchase all of the shares of common stock being offered by us if any shares are purchased.
     The underwriter proposes to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus. The underwriter may offer the common stock to securities dealers at the price to the public less a concession not in excess of $           per share. Securities dealers may reallow a concession not in excess of $           per share to other dealers. After the shares of common stock are released for sale to the public, the underwriter may vary the offering price and other selling terms from time to time.
     We have granted to the underwriter an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of                      additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriter may exercise this option only to cover over-allotments, if any, made in connection with the sale of common stock offered hereby.
     The following table summarizes the compensation to be paid to the underwriter by us and the proceeds, before expenses, payable to us.

Total

		Without	With
	Per Share	Over-Allotment	Over-Allotment

Public Offering Price	$	$	$
Underwriting Discount

Proceeds to Us (before expenses)	$	$	$

     We estimate that the total expenses of this offering, excluding the underwriting discount, will be approximately $          .
     We have agreed to indemnify the underwriter against certain civil liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriter may be required to make in respect of any such liabilities.
     Our directors and executive officers have agreed with the underwriter that, for a period of 90 days from the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of, or hedge any shares of our common stock or any securities convertible into or exchangeable for, shares of common stock. However, so long as the transferee agrees to be bound by the terms of the lock-up agreement, a director, executive officer or other holder may transfer his or her securities by gift or for estate planning purposes and in some other limited circumstances. Punk, Ziegel & Company may, in its sole discretion, release all or any portion of the shares from the restrictions in any such agreement at any time without prior notice. We have entered into a similar agreement with the underwriter. Currently, we are not aware of any agreements between the underwriter and any of our security holders releasing them from these lock-up agreements prior to the expiration of the 90-day period. This 90-day period may be extended for up to an additional 18 days if we are expecting to issue an announcement of our financial results or of a material event or other material news within 17 days before or 16 days after the end of such 90-day period.

In considering any request to release shares subject to a lock-up agreement, Punk, Ziegel & Company will consider the facts and circumstances relating to a request at the time of that request.
     The underwriter may engage in over-allotment, stabilizing transactions, syndicate-covering transactions and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves underwriter syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriter under the over-allotment option. The underwriter may close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriter must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate-covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In passive market making, market makers in the shares of common stock who are an underwriter or prospective underwriter may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions and syndicate-covering transactions may cause the price of the shares of our common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be commenced and discontinued at any time without notice.
     An electronic prospectus will be available on the website maintained by Punk, Ziegel & Company, at www.pzk.com. Other than the prospectus in electronic format, the information on this website is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

LEGAL MATTERS
     The validity of our common stock offered by this prospectus will be passed upon for us by Cooley Godward Kronish llp, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriter by Morrison & Foerster llp, New York, New York.
EXPERTS
     Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We file electronically with the Securities and Exchange Commission our annual reports on Form 10-K, quarterly interim reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. We have also filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of the contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed or incorporated by reference as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved.
     We make available on or through our website at www.aradigm.com, free of charge, copies of these reports as soon as reasonably practicable after we electronically file or furnish such reports to the SEC. A copy of the registration statement, the exhibits and schedules thereto and any other document we file with the SEC may be inspected without charge, or copies may be obtained, at the SEC’s Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a website that contains our registration statement and the other documents that we file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov. In addition, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits that are specifically incorporated by reference into such documents. Requests should be directed to: Investor Relations, Aradigm Corporation, 3929 Point Eden Way, Hayward, California 94545, telephone (510) 265-9000.

INCORPORATION BY REFERENCE
     We incorporate by reference into this prospectus the documents listed below and filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. Except as set forth below, the SEC file number for the documents incorporated by reference in this prospectus is 000-28402. We incorporate by reference the following information that has been filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2005;

•	each of our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2006 and June 30, 2006;

•	our Proxy Statement on Schedule 14A filed with the SEC on April 6, 2006;

•	each of our Current Reports on Form 8-K filed with the SEC on March 13, 2006, April 6, 2006, April 24, 2006, May 2, 2006, May 24, 2006, June 23, 2006, July 7, 2006, August 14, 2006, August 24, 2006, August 28, 2006 and October 11, 2006.

ARADIGM CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of Aradigm Corporation:
We have audited the accompanying balance sheets of Aradigm Corporation as of December 31, 2005 and 2004, and the related statements of operations, convertible preferred stock and shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aradigm Corporation at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
/s/     Ernst & Young LLP
Palo Alto, California
March 10, 2006

ARADIGM CORPORATION
BALANCE SHEETS
(In thousands, except share data)

	December 31,
			June 30,
	2004	2005	2006

			(unaudited)
Current assets:
Cash and cash equivalents	$14,308	$27,694	$8,407
Short-term investments	2,455	—	507
Receivables	99	400	552
Current portion of notes receivable from officers and employees	67	62	20
Prepaid and other current assets	1,602	874	662

Total current assets	18,531	29,030	10,148
Property and equipment, net	60,555	9,875	6,294
Noncurrent portion of notes receivable from officers and employees	216	129	151
Other assets	439	463	456

Total assets	$79,741	$39,497	$17,049

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$2,469	$3,034	$672
Accrued clinical and cost of other studies	293	398	523
Accrued compensation	2,984	3,814	3,021
Deferred revenue	7,525	222	217
Other accrued liabilities	1,138	475	573

Total current liabilities	14,409	7,943	5,006
Noncurrent portion of deferred revenue	3,966	—	—
Noncurrent portion of deferred rent	1,943	714	824
Commitments and contingencies
Convertible preferred stock, no par value; 2,050,000 shares authorized; issued and outstanding shares: 1,544,626 at December 31, 2004 and 2005 and June 30, 2006; liquidation preference of $41,866 at December 31, 2005 and 2004 and June 30, 2006	23,669	23,669	23,669
Shareholders’ equity (deficit):
Common stock, no par value; authorized shares: 150,000,000 at December 31, 2004 and 2005; 100,000,000 at June 30, 2006; issued and outstanding shares: 14,459,145 at December 31, 2004; 14,562,809 at December 31, 2005; 14,765,502 at June 30, 2006	281,387	282,004	283,107
Accumulated other comprehensive income (loss)	(10)	5	(2)
Accumulated deficit	(245,623)	(274,838)	(295,555)

Total shareholders’ equity (deficit)	35,754	7,171	(12,450)

Total liabilities, convertible preferred stock and shareholders’ equity (deficit)	$79,741	$39,497	$17,049

See accompanying Notes to Financial Statements.

ARADIGM CORPORATION
STATEMENTS OF OPERATIONS
(In thousands, except per share data)

				Six months ended
	Years ended December 31,			June 30,

	2003	2004	2005	2005	2006

				(unaudited)
Contract and license revenues:
Related parties	$33,546	$26,999	$8,013	$7,711	$50
Unrelated parties	311	1,046	2,494	1,215	2,830

Total revenues	33,857	28,045	10,507	8,926	2,880

Operating expenses:
Research and development	49,636	46,477	30,174	14,387	13,098
General and administrative	10,391	11,934	10,895	5,948	5,537
Restructuring and asset impairment	—	—	—	—	5,370

Total expenses	60,027	58,411	41,069	20,335	24,005

Loss from operations	(26,170)	(30,366)	(30,562)	(11,409)	(21,125)
Interest income	338	194	1,317	638	380
Other income (expense)	(138)	(17)	30	(45)	28

Net loss	$(25,970)	$(30,189)	$(29,215)	$(10,816)	$(20,717)

Basic and diluted net loss per common share	$(2.59)	$(2.37)	$(2.01)	$(0.75)	$(1.42)

Shares used in computing basic and diluted net loss per common share	10,039	12,741	14,513	14,486	14,614

See accompanying Notes to Financial Statements.

ARADIGM CORPORATION
STATEMENT OF CONVERTIBLE PREFERRED STOCK
AND SHAREHOLDERS’ EQUITY (DEFICIT)
(In thousands, except share data)

	Convertible					Accumulated		Total
	preferred stock		Common stock			other		shareholders’
					Deferred	comprehensive	Accumulated	equity
	Shares	Amount	Shares	Amount	compensation	income (loss)	deficit	(deficit)

Balances at December 31, 2002	2,001,236	$30,665	6,231,522	$230,853	$—	$21	$(189,464)	$41,410
Issuance of common stock for cash, net of issuance costs of $7,353, including warrants valued at $5,657	—	—	5,354,588	27,312	—	—	—	27,312
Issuance of common stock through conversion of Series A Preferred Stock	(456,610)	(6,996)	365,288	6,996	—	—	—	6,996
Issuance of common stock under the employee stock purchase plan	—	—	110,606	596	—	—	—	596
Issuance of common stock upon exercise of stock options	—	—	5,425	11	—	—	—	11
Issuance of common stock upon exercise of warrants	—	—	482,810	2,522	—	—	—	2,522
Issuance of options and warrants to purchase common stock for services	—	—	—	116	—	—	—	116
Comprehensive loss:
Net loss	—	—	—	—	—	—	(25,970)	(25,970)
Net change in unrealized loss on available-for-sale investments:	—	—	—	—	—	(23)	—	(23)

Total comprehensive loss								(25,993)

Balances at December 31, 2003	1,544,626	23,669	12,550,239	268,406	—	(2)	(215,434)	52,970
Issuance of common stock for cash, net of issuance costs of $817, including warrants valued at $2,278	—	—	1,666,679	11,683	—	—	—	11,683
Issuance of common stock under the employee stock purchase plan	—	—	167,946	911	—	—	—	911
Issuance of common stock upon exercise of stock options	—	—	81	1	—	—	—	1
Issuance of common stock upon exercise of warrants	—	—	74,200	304	—	—	—	304
Issuance of options and warrants to purchase common stock for services	—	—	—	82	—	—	—	82
Comprehensive loss:
Net loss	—	—	—	—	—	—	(30,189)	(30,189)
Net change in unrealized loss on available-for-sale investments	—	—	—	—	—	(8)	—	(8)

Total comprehensive loss								(30,197)

Balances at December 31, 2004	1,544,626	23,669	14,459,145	281,387	—	(10)	(245,623)	35,754
Issuance of common stock under the employee stock purchase plan	—	—	93,662	458	—	—	—	458
Issuance of common stock upon exercise of stock options	—	—	10,077	42	—	—	—	42
Adjustment to common stock shares for rounding of partial shares from the reverse stock split	—	—	(75)	—	—	—	—	—
Warrant revaluation	—	—	—	90	—	—	—	90
Issuance of options for services	—	—	—	27	(21)	—	—	6
Amortization of deferred compensation	—	—	—	—	21	—	—	21

	Convertible					Accumulated		Total
	preferred stock		Common stock			other		shareholders’
					Deferred	comprehensive	Accumulated	equity
	Shares	Amount	Shares	Amount	compensation	income (loss)	deficit	(deficit)

Comprehensive loss:
Net loss	—	—	—	—	—	—	(29,215)	(29,215)
Net change in unrealized loss on available-for-sale investments	—	—	—	—	—	15	—	15

Total comprehensive loss								(29,200)

Balances at December 31, 2005	1,544,626	23,669	14,562,809	282,004	—	5	(274,838)	7,171
Issuance of common stock under the employee stock purchase plan (unaudited)	—	—	84,486	248	—	—	—	248
Issuance of common stock under the restricted stock award plan (unaudited)	—	—	139,500	14	—	—	—	14
Issuance of common stock upon exercise of stock options (unaudited)	—	—	645	2	—	—	—	2
Stock-based compensation related to issuance of employee and non- employee stock options (unaudited)	—	—	—	840	—	—	—	840
Reversal of restricted stock award due to forfeiture (unaudited)	—	—	(21,938)	—	—	—	—	—
Comprehensive loss:
Net loss (unaudited)	—	—	—	—	—	—	(20,717)	(20,717)
Net change in unrealized loss on available-for-sale investments (unaudited)	—	—	—	—	—	(7)	—	(7)

Total comprehensive loss (unaudited)								(20,724)

Balances at June 30, 2006 (unaudited)	1,544,626	$23,669	14,765,502	$283,107	$—	$(2)	$(295,555)	$(12,450)

See accompanying Notes to Financial Statements.

ARADIGM CORPORATION
STATEMENTS OF CASH FLOWS
(In thousands)

				Six months ended
	Years ended December 31,			June 30,

	2003	2004	2005	2005	2006

				(unaudited)
Cash flows from operating activities:
Net loss	$(25,970)	$(30,189)	$(29,215)	$(10,816)	$(20,717)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash asset impairment on property and equipment	—	—	—	—	4,000
Amortization and accretion of investments	83	166	50	—	—
Depreciation and amortization	5,983	3,813	1,412	743	549
Stock-based compensation expense related to employee stock options and employee stock purchases	—	—	—	—	854
Loss on impairment, retirement and sale of property and equipment	—	544	268	25	6
Cost of warrants and common stock options for services	116	82	117	93	—
Amortization of deferred compensation	—	—	—	7	—
Changes in operating assets and liabilities:
Receivables	142	41	(301)	(650)	(152)
Prepaid and other current assets	(454)	308	728	444	212
Other assets	21	(51)	(24)	(118)	7
Accounts payable	(1,066)	1,584	565	(248)	(2,362)
Accrued compensation	(174)	963	830	147	(793)
Accrued liabilities	294	439	(558)	(889)	223
Deferred rent	215	620	(1,229)	(1,337)	110
Deferred revenue	(3,921)	(1,440)	(7,250)	(7,472)	(5)

Net cash used in operating activities	(24,731)	(23,120)	(34,607)	(20,071)	(18,068)

Cash flows from investing activities:
Capital expenditures	(5,362)	(2,300)	(5,311)	(2,490)	(974)
Proceeds from sale of property and equipment to Novo Nordisk Delivery Technologies, Inc., a related party	—	—	50,292	50,291	—
Purchases of available-for-sale investments	(9,962)	(6,376)	(5,330)	(5,530)	(514)
Increase in restricted cash	—	—	—	—	—
Proceeds from sales and maturities of available-for-sale investments	7,056	15,190	7,750	538	—

Net cash provided by (used in) investing activities	(8,268)	6,514	47,401	42,809	(1,488)

Cash flows from financing activities:
Proceeds from issuance of common stock, net	30,441	12,899	500	254	249
Proceeds from exercise of options and warrants for common stock	—	—	—	42	—
Payments received on notes receivable from officers and employees	—	—	—	30	20
Forgiveness of (cash used in issuance of) notes receivable with officers and employees	(93)	115	92	—	—

				Six months ended
	Years ended December 31,			June 30,

	2003	2004	2005	2005	2006

				(unaudited)
Payments on capital lease obligations and equipment loans	(1,822)	(427)	—	—	—

Net cash provided by financing activities	28,526	12,587	592	326	269

Net increase (decrease) in cash and cash equivalents	(4,473)	(4,019)	13,386	23,064	(19,287)
Cash and cash equivalents at beginning of year	22,800	18,327	14,308	14,308	27,694

Cash and cash equivalents at end of year	$18,327	$14,308	$27,694	$37,372	$8,407

Supplemental disclosure of cash flow information:
Cash paid for interest	$126	$16	$6	$—	$6
Non-cash investing and financing activities:
Issuance of options and warrants to purchase common stock for services	116	82	117	93	—
Issuance of common stock through conversion of Series A preferred stock	6,996	—	—	—	—
Issuance of warrants in conjunction with private placement of common stock	5,657	2,278	—	—	—
See accompanying Notes to Financial Statements.

ARADIGM CORPORATION
NOTES TO FINANCIAL STATEMENTS
June 30, 2006
(Information as of June 30, 2006
and for the six months ended June 30, 2005 and 2006 is unaudited)

1.	Organization and Summary of Significant Accounting Policies
Organization
     Aradigm Corporation (the “Company”) is a California corporation focused on the development and commercialization of a portfolio of drugs delivered by inhalation for the treatment of severe respiratory diseases by pulmonologists. The Company’s principal activities to date have included obtaining financing, recruiting management and technical personnel, securing operating facilities, conducting research and development, and expanding commercial production capabilities. The Company does not anticipate receiving any revenues from the sale of products in the upcoming year. The Company operates as a single operating segment.
Liquidity and Financial Condition
     The Company has incurred significant operating losses and negative cash flows from operations since its inception. At December 31, 2005, the Company has an accumulated deficit of $274.8 million and working capital of $21.1 million and shareholders’ equity of $7.2 million. Management believes that cash and cash equivalents on hand at June 30, 2006 together with cash proceeds of $27.5 million from the July 2006 restructuring of the AERx iDMS program with Novo Nordisk, $4.0 of proceeds from the sale of Intraject-related assets to Zogenix and potential funding to be received under additional collaborative arrangements or equity or debt financing(s) will be sufficient to enable the Company to meet its obligations for at least the next 18 months. If such additional potential funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its development programs or obtain funds through collaborative arrangements with others that may require the Company to relinquish rights of certain of its technologies or programs that the Company would otherwise seek to develop or commercialize itself, and to reduce personnel-related costs. Management plans to continue to fund the Company with funds obtained through collaborative arrangements, equity issuances and/or debt arrangements.
Use of Estimates
     The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates include useful lives for property and equipment and related depreciation calculations, estimated amortization period for payments received from product development and license agreements as they relate to the revenue recognition of deferred revenue and assumptions for valuing options and warrants. Actual results could differ from these estimates.
Unaudited Interim Results
     The accompanying balance sheet as of June 30, 2006, the statements of operations and of cash flows for the six months ended June 30, 2005 and 2006 and the statement of convertible preferred stock and shareholders’ equity (deficit) for the six months ended June 30, 2006 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s financial position at June 30, 2006 and results of operations and cash flows for the six months ended June 30, 2005 and 2006. The financial data and other information disclosed in these notes to financial statements related to the six-month periods are unaudited. The results for the six months ended June 30, 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2006 or for any other interim period or for any future year.
Cash and Cash Equivalents
     The Company considers all highly liquid investments purchased with a maturity of three months or less from purchase date to be cash equivalents. The Company places its cash and cash equivalents in money market funds, commercial paper and corporate notes.
Investments
     Management determines the appropriate classification of the Company’s marketable securities, which consist solely of debt securities, at the time of purchase and re-evaluates such designation at each balance sheet date. All marketable securities are classified as available-for-sale, carried at estimated fair value and reported in either cash equivalents or short-term investments. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported as a separate component of the statements of redeemable convertible preferred stock and shareholders’ equity until realized. Fair values of investments are based on quoted market prices where available. Interest income is recognized when earned and includes interest, dividends, amortization of purchase premiums and discounts, and realized gains and losses on sales of securities. The cost of securities sold is based on the specific identification method. The Company regularly reviews all of its investments for other-than-temporary declines in fair value. When the Company determines that the decline in fair value of an investment below the Company’s accounting basis is other-than-temporary, the Company reduces the carrying value of the securities held and records a loss in the amount of any such decline. No such reductions have been required during any of the periods presented.
Notes Receivable
     Notes receivable are related to advances granted to employees for relocation. All amounts classified as current are due within 12 months. All amounts classified as long-term are due no later than April 2008. All balances are believed to be collectible and are stated at approximate fair value at June 30, 2006.
Property and Equipment
     The Company records property and equipment at cost and calculates depreciation using the straight-line method over the estimated useful lives of the respective assets. Machinery and equipment includes external costs incurred for validation of the equipment. The Company does not capitalize internal validation expense. Computer equipment and software includes capitalized computer software. All of the Company’s capitalized software is purchased; the Company has not internally developed computer software. Leasehold improvements are depreciated over the shorter of the term of the lease or useful life of the improvement.
     The estimated useful lives of property and equipment are as follows:

Machinery and equipment	5 to 7 years
Furniture and fixtures	5 to 7 years
Lab equipment	5 to 7 years
Computer equipment and software	3 to 5 years
Leasehold improvements	5 to 17 years
Impairment of Long-Lived Assets
     In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reviews for impairment whenever events or changes in circumstances indicate that the carrying amount of property and equipment may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written down to their estimated fair values and the loss is recognized in the Statements of Operations. The Company recorded an impairment charge of $4.0 million during the six months ended June 30, 2006 related to the anticipated sale of Intraject related assets (see Note 11).
Revenue Recognition
     Contract revenues consist of revenues from grants, collaboration agreements and feasibility studies. The Company recognizes revenue under the provisions of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104, “Revenue Recognition.” Under the agreements, revenue is recognized once costs are incurred and collectibility is reasonably assured. Under some agreements the Company’s collaborators have the right to withhold reimbursement of costs incurred until the work performed under the agreement is mutually agreed upon. For these agreements revenue is recognized upon confirmation from the collaborator of acceptance of work performed and payment amount. Deferred revenue represents the portion of all refundable and nonrefundable research payments received that have not been earned. In accordance with contract terms, milestone payments from collaborative research agreements are considered reimbursements for costs incurred under the agreements and, accordingly, are generally recognized as revenue either upon the completion of the milestone effort, when payments are contingent upon completion of the effort, or are based on actual efforts expended over the remaining term of the agreements when payments precede the required efforts. Costs of contract revenues are approximate to or are greater than such revenues and are included in research and development expenses. Refundable development and license fee payments are deferred until the specified performance criteria are achieved. Refundable development and license fee payments are generally not refundable once the specific performance criteria are achieved and accepted.
Research and Development
     Research and development expenses consist of costs incurred for company-sponsored, collaborative and contracted research and development activities. These costs include direct and research-related overhead expenses. Research and development expenses under collaborative and government grants approximate the revenue recognized under such agreements. The Company expenses research and development costs as such costs are incurred.
Advertising
     Advertising costs are charged to general and administrative expense as incurred. Advertising expenses for the years ended December 31, 2005, 2004 and 2003 were $265,000, $223,000 and $199,000, respectively.
Stock-Based Compensation
     Prior to January 1, 2006, the Company had elected to follow Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations in accounting for its employee stock options. Compensation expense is based on the difference, if any, between the fair value of the Company’s common stock and the exercise price of the option or share right on the measurement date, which is typically the date of grant. In accordance with SFAS 123, “Accounting for Stock-Based Compensation,” as amended by SFAS 148, “Accounting for Stock-Based Compensation  — Transition and Disclosure,” the Company has provided below the pro forma disclosures of the effect on net loss and loss per share as if SFAS 123 had been applied in measuring compensation expense for all periods presented (in thousands, except per share data).

	Years ended December 31,			Six months
				ended June 30,
	2003	2004	2005	2005

Net loss — as reported	$(25,970)	$(30,189)	$(29,215)	$(10,816)
Add:
Stock-based employee compensation expense included in reported net loss	—	—	21	7
Less:
Total stock-based employee compensation expense determined under fair value based method for all awards	(5,400)	(4,585)	(3,066)	(1,605)

Pro forma net loss	$(31,370)	$(34,774)	$(32,260)	$(12,414)

Basic and diluted net loss per common share:
As reported	$(2.59)	$(2.37)	$(2.01)	$(0.75)
Pro forma	$(3.12)	$(2.73)	$(2.22)	$(0.85)
     Pro forma information regarding net loss and basic and diluted net loss per common share is required by SFAS 123, which also requires that the information be determined as if the Company had accounted for its employee and non-employee director stock options granted using the fair value method prescribed by this statement. The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Years ended			Six months
	December 31,			ended June 30,

	2003	2004	2005	2005	2006

Employee Stock Options
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%
Volatility factor	98.0%	98.0%	97.6%	97.9%	85.8%
Risk-free interest rate	2.5%	3.1%	3.8%	3.7%	4.9%
Expected life (years)	4.0	4.0	4.0	4.0	4.2
Weighted-average fair value of options granted during the periods	$3.75	$5.50	$4.08	$4.21	$1.64
     Additionally, the weighted average fair value of options granted during 2005 with an exercise price greater than the fair value of the Company’s common stock on the day of grant was $3.82.
     The Company accounts for options and warrants issued to non-employees under SFAS 123 and Emerging Issues Task Force Issue No. (“EITF”) 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” using the Black-Scholes option pricing model. The value of such non-employee options and warrants are periodically re-measured over their vesting terms. The fair value of options and warrants was remeasured at period-end using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 2.0% to 4.0%, using applicable United States Treasury rates; a dividend yield of 0.0%; the annual volatility factor of 87% to 98%; and an average expected life based on the terms of the option grant or contractual term of the warrant of 1 to 4 years. Expense recognized related to options and warrants issued to non-employees was $117,000, $82,000, and $116,000 during the years ended December 31, 2005, 2004, and 2003, respectively.

Adoption of SFAS No. 123R
     The following table shows the effect of SFAS No. 123R (revised 2004), “Share-based Payments,” stock-based employee compensation expense included in the condensed statement of operations for the six-month period ended June 30, 2006 (in thousands):

Six months
ended June 30,
2006

Costs and expenses:
Research and development	$469
General and administrative	385

Total stock-based compensation expense	$854
Impact on basic and diluted net loss per share	$0.06

     There was no capitalized stock-based employee compensation cost as of June 30, 2006. Since the Company has an accumulated net operating loss, there was no recognized tax benefit during the six months ended June 30, 2006 associated with stock-based compensation expense.
     For restricted common stock issued at discounted prices, the Company recognizes compensation expense over the vesting period for the difference between the exercise or purchase price and the fair market value on the measurement date. There are 117,562 restricted share awards issued and outstanding for the period ended June 30, 2006. Total compensation expense for restricted stock recognized in the Company’s financial statements for stock-based awards under SFAS No. 123R was $41,624 for the six-month period ended June 30, 2006.
     During the six months ended June 30, 2006, the Company granted stock options to purchase approximately 1,144,900 shares of common stock with an estimated weighted-average grant-date fair value of $2.50 per share. The Company granted an additional 787,500 shares, with the grant date and the exercise price set as of the first date on which the grants can be made, following issuance of a permit by the California Department of Corporations for the Company’s 2005 Equity Incentive Plan. The Company expects that the permit will be issued within the next quarter.
     The weighted-average period over which compensation expense related to options outstanding at June 30, 2006 is expected to be recognized is 1.44 years.
Income Taxes
     The Company uses the liability method to account for income taxes as required by SFAS 109, “Accounting for Income Taxes.” Under this method, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
Net Loss Per Share
     Basic net loss per share on a historical basis is computed using the weighted-average number of shares of common stock outstanding less the weighted-average number of shares subject to repurchase. There were no shares subject to repurchase in the years ended December 31, 2005, 2004 and 2003. No separate diluted loss per share information has been presented in the accompanying statements of operations since potential common shares from stock options, warrants and convertible preferred stock are antidilutive. For the years ended December 31, 2005, 2004 and 2003, the total number of shares excluded, based on the treasury stock method, from diluted loss per share relating to these securities was 1,241,936, 1,650,082, and 1,658,377 shares, respectively.

Significant Concentrations
     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and short-term investments. Risks associated with these instruments are mitigated by banking with and only purchasing commercial paper from creditworthy institutions. The maximum amount of loss due to credit risk associated with these financial instruments is their respective fair values as stated in the balance sheet.
     The Company has development arrangements with various collaborators. For the years ended December 31, 2005, 2004 and 2003, the Novo Nordisk AERx iDMS program contributed approximately 76%, 96% and 99% of total contract revenues, respectively and $50,170 for the six months ended 2006. In January 2005, the Company completed the restructuring of the AERx iDMS program, pursuant to the Restructuring Agreement entered into with Novo Nordisk A/S (“Novo Nordisk”) and Novo Nordisk Delivery Technologies, Inc. (“NNDT”) in September 2004. Under the Company’s current agreements with Novo Nordisk, Novo Nordisk has assumed responsibility of the completion of development, manufacturing and commercialization of the AERx iDMS insulin product. The Company will be entitled to receive royalties on any future sales of the commercialized product. Novo Nordisk, a company publicly traded in Denmark, is considered to be a related party due to its ownership interest in the Company. Novo Nordisk owned approximately 9.8% of the Company’s common stock on an as-converted basis as of June 30, 2006.
Comprehensive Income (Loss)
     SFAS 130, “Reporting Comprehensive Income,” requires unrealized gains or losses on the Company’s available-for-sales securities to be recorded in other comprehensive income (loss). Total comprehensive loss has been disclosed on the balance sheet and on the statement of redeemable convertible preferred stock and shareholders’ equity.
Reclassifications
     Certain reclassifications of prior year amounts have been made to conform to current-year presentation. The Company reclassified amounts from investing activity to operating activity in order to separately disclose amortization and accretion of investments on the statements of cash flows. The Company made clarifications in regards to the liquidation preference of preferred stock to include the accumulated undeclared dividends of 6% in Note 6 and on the balance sheet.

2.	Cash and Cash Equivalents and Investments
     The following summarizes the fair value of cash and cash equivalents and investments (amounts in thousands):

	December 31,
			June 30,
	2004	2005	2006

			(unaudited)
Cash equivalents:
Money market fund	$800	$1,321	$4,216
Commercial paper	13,508	26,373	4,191

	$14,308	$27,694	$8,407

Short-term investments:
Certificate of deposit	$—	$—	$—
Corporate and government notes	2,455	—	507

	$2,455	$—	$507

     All short-term investments at December 31, 2004 and June 30, 2006 mature in less than one year.

     As of June 30, 2006, December 31, 2005 and 2004, the difference between the fair value and the amortized cost of available-for-sale securities was $2,000 loss, $5,000 gain and $10,000 loss, respectively. The individual gross unrealized gains and individual gross unrealized losses for all periods presented were immaterial.

3.	Property and Equipment
     Property and equipment consist of the following (amounts in thousands):

	December 31,
			June 30,
	2004	2005	2006

			(unaudited)
Machinery and equipment	$14,364	$4,505	$4,702
Furniture and fixtures	1,917	1,150	1,142
Lab equipment	4,086	2,539	2,658
Computer equipment and software	6,256	3,790	3,814
Leasehold improvements	12,225	1,564	1,068

Property and equipment at cost	38,848	13,548	13,384
Less accumulated depreciation and amortization	(27,740)	(10,201)	(10,251)

Net depreciable assets	11,108	3,347	3,133
Construction in progress	49,447	6,528	3,161

Property and equipment, net	$60,555	$9,875	$6,294

Depreciation expense was $1.4 million, $3.8 million and $6.0 million in 2005, 2004 and 2003, respectively. For the six months ended June 30, 2006, depreciation expense was $549,000.

4.	Leases, Commitments and Contingencies
     Subsequent to completion in January 2005 of the restructuring transaction between the Company and Novo Nordisk, the Company had commitments under two leases. The first lease is for a building containing office, laboratory and manufacturing facilities, and expires in 2016. A minor portion of this lease expense is offset by a sublease to NNDT of $10,000 per month through December 2006. The second lease, which expired in December 2005, was for a warehouse. Additionally, the Company entered into a new copier lease agreement in July 2005 for $5,030 per month for 60 months. Future minimum lease payments non-cancelable at December 31, 2005 for the remaining lease agreements are as follows (amounts in thousands):

Operating
leases

Year ending December 31:
2006	$1,660
2007	2,306
2008	2,371
2009	2,318
2010	2,223
2011 and thereafter	11,933

Total minimum lease payments	$22,811

     The Company’s operating lease has a rent escalation clause and, accordingly, the Company recognizes rent expense on a straight-line basis. At December 31, 2005 and 2004, the Company had $714,000 and $1.9 million of deferred rent, respectively. The overall reduction in deferred rent is due to reversing of $1.4 million of expense associated with the deferred rent on two buildings transferred to NNDT as part of the restructuring agreement. A portion of the lease commitment for 2006 is offset by a sublease to NNDT of $10,000 per month through December 2006.

     For the years ended December 31, 2005, 2004 and 2003, building rent expense, net of sublease income, under operating leases totaled $1.3 million, $5.5 million and $5.4 million, respectively. For the six months ended June 30, 2006, building rent expense totaled $985,000.
     At December 31, 2005, the Company had contractual non-cancelable purchase commitments for capital equipment purchases of $1.0 million and for services of $2.1 million.

Indemnification
     The Company from time to time enters into contracts that contingently require the Company to indemnify parties against third party claims. These contracts primarily relate to: (i) real estate leases, under which the Company may be required to indemnify property owners for environmental and other liabilities, and other claims arising from the Company’s use of the applicable premises, and (ii) agreements with the Company’s officers, directors and employees, under which the Company may be required to indemnify such persons from certain liabilities arising out of such persons’ relationships with the Company. To date, the Company has made no payments related to such indemnifications and no liabilities have been recorded for these obligations on the balance sheets as of June 30, 2006, and December 31, 2005 or 2004.

Legal Matters
     From time to time, the Company is involved in litigation arising out of the ordinary course of its business. Currently there are no known claims or pending litigation expected to have a material effect on the Company’s overall financial position, results of operations, or liquidity.

5.	Convertible Preferred Stock and Common Stock Warrants
     The Company completed a $48.4 million preferred stock financing in December 2001. Under the terms of the financing the Company sold to a group of investors 2,001,236 shares of Series A convertible preferred stock (“preferred stock”) at a purchase price of $24.20 per share. Each share of preferred stock, together with accrued and unpaid dividends, is convertible at the option of the holder into 0.8 shares of common stock. The Company also issued warrants to the investors to purchase approximately 1,040,642 shares of common stock at an exercise price of $34.85 per share. Issuance costs of approximately $3.0 million were accounted for as a reduction to proceeds from the preferred stock financing. The warrants are exercisable through December 2006.
     In March, June and July 2003, certain holders of shares of the Company’s preferred stock elected to convert an aggregate of 456,610 shares of preferred stock to common stock. The Company issued 365,288 shares of common stock in connection with those conversions.
     During the two year period following the original issue dates holders of preferred stock are entitled to dividends, at an annual rate of 6%, payable only when and if declared by the Board of Directors. Such dividends are cumulative and accrue whether or not they are declared. At the option of the Company, dividends may be paid in either cash or in shares of common stock, which will be valued at a price equal to the then current market price. The current market price of the common stock on any dividend payment date shall be based on the closing price of the Company’s common stock as quoted on the Nasdaq Capital Market. There were no dividends declared as of December 31, 2005 or 2004, or June 30, 2006.
     The conversion rate of the preferred stock is fixed and not subject to any adjustments except for stock splits, stock dividends, combinations, reorganizations, mergers or other similar events. Each share of outstanding preferred stock will automatically convert into common stock upon either the closing of a registered underwritten public offering covering the offer and sale of common stock with gross proceeds (before underwriting discounts, commissions and fees) to the Company exceeding $25.0 million or the date on which the common stock closing bid price has been above $52.9375 per share for at least 20 consecutive trading days.
     Upon any “change of control,” liquidation, dissolution, redemption or winding up of the Company, whether voluntary or involuntary, the holders of outstanding preferred stock will be entitled to a liquidation preference of $41.9 million, equal to the original issue price plus all accrued and unpaid dividends (as adjusted for any stock dividends, combinations, splits, recapitalizations and other similar events) to the holders of preferred stock. Any remaining assets will be available for distribution to holders of common stock. A “change of control” is defined for this purpose as a consolidation or merger of the Company with or into any other entity resulting in the Company’s shareholders owning less than 50% of the voting power of the surviving entity, any transaction or series of transactions to which the Company is a party whereby more than 50% of the Company’s voting power is transferred and any sale, lease or other disposition of all or substantially all of the Company’s assets.
     Each holder of preferred stock has the number of votes equal to the number of shares of common stock issuable upon conversion of such holder’s shares of preferred stock and voting rights and powers equal to the voting rights and powers of the Company’s common stock.
Summary of Preferred Stock Accounting
     The Company’s articles of incorporation, as amended, provide that a mandatory redemption is triggered if a change in control occurs. Accordingly, in accordance with EITF D-98, “Classification and Measurement of Redeemable Securities,” which clarifies Rule #5-02.28 of Regulation S-X previously adopted in accounting series Release No. 268, “Presentation in Financial Statements of Redeemable Preferred Stock,” the Company has classified the preferred stock outside of permanent equity.

6.	Shareholders’ Equity
     In a private placement in December 2004, the Company issued 1,666,679 shares of common stock at a price of $7.50 per share and warrants to purchase 416,669 shares of common stock at $10.50 per share, for aggregate consideration of approximately $12.5 million. The warrants are exercisable at the election of the warrant holders for a four-year term. The Company valued the warrants as of December 2004, the date of financing, using the Black-Scholes option pricing model using the following assumptions: estimated volatility of 88%, risk-free interest rate of 3.6%, no dividend yield, and an expected life of four years, and recorded approximately $2.3 million as issuance costs related to the private placement. These warrants are exercisable through December 2008.
     In November 2003 the Company issued 1,556,110 shares of common stock at $9.00 per share and warrants to purchase 389,027 shares of common stock at $12.50 per share to certain investors for an aggregate purchase price of approximately $14.0 million in a private placement. The warrants are exercisable at the election of the warrant holders for a four-year term. The Company valued the warrants as of November 2003, the date of financing, using the Black-Scholes option pricing model using the following assumptions: estimated volatility of 88%, risk-free interest rate of 2.5%, no dividend yield, and an expected life of four years, and recorded approximately $2.6 million as issuance costs related to the private placement. These warrants are exercisable through November 2007.
     In March 2003, the Company issued 3,798,478 shares of common stock at $3.95 per share and warrants to purchase 854,654 shares of common stock at $5.35 per share to certain investors for an aggregate purchase price of approximately $15.0 million in a private placement. The warrants are exercisable at the election of the warrant holders for a four-year term. The Company valued the warrants as of March 2003, the date of financing, using the Black-Scholes option pricing model using the following assumptions: estimated volatility of 84%, risk-free interest rate of 2.5%, no dividend yield, and an expected life of four years, and recorded approximately $1.9 million as issuance costs related to the private placement. In addition, in connection with this private placement and as an inducement for investors to purchase shares of common stock, the Company issued warrants (“replacement warrants”) to purchase an aggregate of 803,205 shares of its common stock at $5.60 per share to certain of the investors in the private placement in exchange for the cancellation of an equal number of warrants to purchase shares of the common stock at $34.85 per share, held by the same investors. The Company valued the replacement warrants as of March 2003, the date of the replacement, using the Black-Scholes option pricing model using the following assumptions: estimated volatility of 84%, risk-free interest rate of 2.5%, no dividend yield, and an expected life of 3.8 years, and recorded an additional

$1.1 million as issuance costs related to the private placement. These warrants are exercisable through March 2007.
     In June 2004, the Company filed a Certificate of Amendment to the Company’s Amended and Restated Articles of Incorporation with the Secretary of State of the State of California to increase the Company’s authorized number of shares of common stock from 100,000,000 to 150,000,000 shares. The additional shares of common stock authorized by the amendment have rights identical to the common stock of the Company outstanding immediately before the filing of the amendment. Issuances of common stock from the additional authorized shares do not affect the rights of the holders of the Company’s common stock and preferred stock outstanding immediately before the filing of the amendment, except for effects that may be incidental to increasing the number of shares of the Company’s common stock outstanding, such as dilution of any earnings per share and voting rights of holders of other common stock.
     In January 2006, the Company filed a Certificate of Amendment to the Company’s Amended and Restated Articles of Incorporation with the Secretary of State of the State of California to decrease the Company’s authorized number of shares of common stock from 150,000,000 to 100,000,000 shares.
Reverse Stock Split
     On January 4, 2006, the Company filed a Certificate of Amendment to the Company’s Amended and Restated Articles of Incorporation with the Secretary of State of the State of California effecting a 1-for-5 reverse split of the Company’s common stock. All share and per share amounts have been retroactively restated in the financial statements and these accompanying notes for all periods presented.
Reserved Shares
     At December 31, 2005, the Company had 2,119,766 shares of its common stock reserved for issuance upon exercise of common stock warrants, 2,649,095 shares reserved for issuance upon exercise of options under all plans, 1,235,701 shares reserved for issuance upon conversion of preferred stock and 452,400 available authorized shares under the Employee Stock Purchase Plan.
Other Common Stock Warrants
     During 2004 the Company received net proceeds of approximately $304,000 and issued an aggregate of 74,200 shares of common stock in connection with the exercise of warrants.
     In January 2004, the Company amended the payment terms of the operating lease for its primary offices. In consideration for the amended lease agreement, Aradigm replaced common stock warrants to purchase 27,000 shares of common stock at $50.80 — $108.60 per share with new common stock warrants with an exercise price equal to $8.55 per share. The $88,000 incremental fair value of the replacement warrants, as defined as the fair value of the new warrant less the fair value of the old warrant on date of replacement, is being amortized to operating expenses on a straight-line basis over the remaining life of the lease. The fair value of the warrants was measured as of January 2004, the date of the amendment, using the Black-Scholes option pricing model with the following assumptions: risk-free interest rates between 1.3% and 2.4%; a dividend yield of 0.0%; annual volatility factor of 88%; and a weighted average expected life based on the contractual term of the warrants from 1 to 3.5 years.
     During 2003 the Company received net proceeds of approximately $2.5 million and issued an aggregate of 482,810 shares of common stock in connection with the exercise of warrants.
     In March 2003, the Company issued warrants in connection with a financial relations service agreement that entitle the holder to purchase 5,000 shares of common stock, which are exercisable at $6.55 per share and vest over the 48-month service period, of which 938 shares vested during the year ended December 31, 2003. In 2004, the Company terminated the financial relations service relationship and accelerated the vesting schedule for all remaining 4,062 shares. The Company valued the warrants as of March 2003, the date of agreement, using the Black-Scholes option pricing model using the following assumptions: estimated volatility of 88%, risk-free interest rate of 2.0%, no dividend yield, and an expected life of four years. The fair value of these warrants is re-measured as the underlying warrants vest and is being expensed over the vesting period of the warrants. For the year ended December 31, 2004 the Company recorded $22,000 of expense in connection with these warrants. These warrants are exercisable through March 2008.
     In October 2002, the Company issued warrants in connection with a financial relations service agreement that entitles the holder to purchase 15,000 shares of common stock, 5,000 of which are exercisable at $9.95 per share, 5,000 shares of which are exercisable at $11.95 per share and 5,000 shares of which are exercisable at $13.95 per share. At the execution of the agreement 3,000 shares immediately vested and the remaining shares shall vest based on the achievement of various performance benchmarks set forth in the agreement: all benchmarks were achieved as of March 2004. The Company valued the warrants as of October 2002, the date of agreement, using the Black-Scholes option pricing model using the following assumptions: estimated volatility of 88%, risk-free interest rate of 2.0%, no dividend yield, and an expected life of four years. The fair value of these warrants is re-measured as the underlying warrants vest and is being expensed over the vesting period of the warrants. For the year ended December 31, 2003 the Company recognized $77,000 of expense associated with these warrants. In the year ended December 31, 2004, due to all benchmarks being achieved during the year, the Company reversed previously recognized expense of $48,000. The warrants are exercisable through October 2007.
1996 Equity Incentive Plan, 2005 Equity Incentive Plan and 1996 Non-Employee Directors’ Plan
     In April 1996, the Company’s Board of Directors adopted and the Company’s shareholders approved the 1996 Equity Incentive Plan (the “1996 Plan”), which amended and restated an earlier stock option plan. The 1996 Plan reserved 960,000 shares for future grants. During May 2001, the Company’s shareholders approved an amendment to the Plan to include an evergreen provision. In 2003, the 1996 Plan was amended, to increase the maximum number of shares available for issuance under the evergreen feature of the 1996 Plan by 400,000 shares to 2,000,000 shares. The evergreen provision automatically increased the number of shares reserved under the 1996 Plan, subject to certain limitations, by 6% of the issued and outstanding shares of common stock of the Company or such lesser number of shares as determined by the board of directors on the date of the annual meeting of shareholders of each fiscal year beginning 2001 and ending 2005.
     Options granted under the 1996 Plan may be immediately exercisable if permitted in the specific grant approved by the Company’s board of directors and, if exercised early, the issued shares may be subject to repurchase provisions. The shares acquired generally vest over a period of four years from the date of grant. The 1996 Plan also provides for a transition from employee to consultant status without termination of the vesting period as a result of such transition. Any unvested stock issued is subject to repurchase agreements whereby the Company has the option to repurchase unvested shares upon termination of employment at the original issue price. The common stock subject to repurchase has voting rights but does not have resale rights prior to vesting. The Company has repurchased a total of 7,658 shares in accordance with these agreements through December 31, 1998. Subsequently, no grants with early exercise provisions have been made under the 1996 Plan and no shares have been repurchased. During 2005, the Company granted options to purchase 279,420 shares of common stock under the 1996 Plan. As of December 31, 2005, the Company had 1,662,883 options outstanding under the 1996 Plan.
     In March 2005, the Company’s board of directors adopted and in May 2005 the Company’s shareholders approved the 2005 Equity Incentive Plan (the “2005 Plan”), which amended, restated and retitled the 1996 Plan. All outstanding awards granted under the 1996 Plan remain subject to the terms of the 1996 Plan. All stock awards granted on or after the adoption date are subject to the terms of the 2005 Plan. No shares were added to the share reserve under the 2005 Plan other than the shares available for future issuance under the 1996 Plan. Pursuant to the 2005 Plan, the Company had 2,918,638 shares of common stock authorized for issuance. Options (net of canceled or expired options) covering an aggregate of 1,999,252 shares of the Company’s Common Stock had been granted under the 1996 Plan, and 919,386 shares became available for future grant under the 2005 Plan. In March 2006 the Company’s board of directors amended and in May 2006 the Company’s shareholders approved the amendment to the 2005 Plan, increasing the shares of common stock authorized for issuance by 2,000,000. As of June 30, 2006, 1,957,635 shares remained available for future grant.

     Options granted under the 2005 Plan expire no later than 10 years from the date of grant. Options granted under the 2005 Plan may be either incentive or non-statutory stock options. For incentive and non-statutory stock option grants, the option price shall be at least 100% and 85%, respectively, of the fair value on the date of grant, as determined by the Company’s board of directors. If at any time the Company grants an option, and the optionee directly or by attribution owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the option price shall be at least 110% of the fair value and shall not be exercisable more than five years after the date of grant.
     Options granted under the 2005 Plan may be immediately exercisable if permitted in the specific grant approved by the board of directors and, if exercised early may be subject to repurchase provisions. The shares acquired generally vest over a period of four years from the date of grant. The 2005 Plan also provides for a transition from employee to consultant status without termination of the vesting period as a result of such transition. Under the 2005 Plan, employees may exercise options in exchange for a note payable to the Company, if permitted under the applicable grant. As of December 31, 2005 there were no outstanding notes receivable from shareholders. Any unvested stock issued is subject to repurchase agreements whereby the Company has the option to repurchase unvested shares upon termination of employment at the original issue price. The common stock subject to repurchase has voting rights but cannot be resold prior to vesting. No grants with early exercise provisions have been made under the 2005 Plan and no shares have been repurchased. During 2005, the Company granted options to purchase 46,040 shares of common stock under the 2005 Plan.
     The 1996 Non-Employee Directors’ Stock Option Plan (the “Directors’ Plan”) had 45,000 shares of common stock authorized for issuance. Options granted under the Directors’ Plan expire no later than 10 years from date of grant. The option price shall be at 100% of the fair value on the date of grant as determined by the board of directors. The options generally vest quarterly over a period of one year. During 2000, the board of directors approved the termination of the Directors’ Plan. No more options can be granted under the plan after its termination. The termination of the Directors’ Plan will have no effect on the options already outstanding. There was no activity in the Directors’ Plan during the year ended December 31, 2005 and, as of December 31, 2005, 21,186 outstanding options with exercise prices ranging from $41.25 — $120.63 remained with no additional shares available for grant.

     The following is a summary of activity under the 1996 Plan, the 2005 Plan and the Directors’ Plan as of June 30, 2006:

	Options outstanding

				Weighted
	Shares available			average
	for grant of	Number of		exercise
	option	shares	Price per share	price

Balance at December 31, 2002	117,619	1,175,752	$1.65 — $120.65	$40.25
Options authorized	608,524	—	—	—
Options granted	(362,550)	362,550	$4.55 — $ 10.80	$6.45
Options exercised		(5,426)	$1.65 — $ 4.75	$2.10
Options cancelled	236,111	(236,111)	$4.75 — $116.90	$39.15

Balance at December 31, 2003	599,704	1,296,765	$1.85 — $120.65	$31.15
Options authorized	762,774	—	—	—
Options granted	(697,760)	697,760	$3.80 — $ 12.00	$7.75
Options exercised		(81)	$4.75 — $ 7.10	$6.20
Options cancelled	111,274	(111,274)	$1.85 — $117.85	$31.60

Balance at December 31, 2004	775,992	1,883,170	$2.15 — $120.65	$22.20
Options authorized	—	—	—	—
Options granted	(325,460)	325,460	$4.30 — $ 7.95	$5.97
Options exercised		(10,077)	$2.17 — $ 4.75	$4.39
Adjustment for rounding for reverse stock split		10
Options cancelled	468,854	(468,854)	$2.83 — $120.63	$21.84

Balance at December 31, 2005	919,386	1,729,709	$2.83 — $120.63	$19.47
Options authorized (unaudited)	2,000,000	—	—	—
Options granted (unaudited)	(1,144,900)	1,144,900	$1.29 — $ 3.77	$2.50
Options exercised (unaudited)	—	(645)	$ 2.83	$2.83
Restricted stock awards granted, net (unaudited)	(117,562)	—	—	—
Options cancelled (unaudited)	300,711	(300,711)	$3.14 — $ 64.99	$7.84

Balance at June 30, 2006 (unaudited)	1,957,635	2,573,253	$1.29 — $120.63	$13.28

     The following table summarizes information about stock options outstanding and exercisable as of June 30, 2006

	Options outstanding			Options exercisable

		Weighted
		average	Weighted		Weighted
	Number	remaining	average		average
	of	contractual	exercise	Number of	exercise
Exercise price range	shares	life (in years)	price	shares	price

$1.29 — $1.29	300,000	9.99	$1.29	—	$—
$1.52 — $1.70	316,000	9.94	1.69	—	—
$3.14 — $3.14	83,962	9.78	3.14	3,659	3.14
$3.63 — $3.77	338,062	9.68	3.77	874	3.63
$3.80 — $5.30	299,216	7.50	5.02	231,954	5.01
$5.35 — $5.95	295,890	8.48	5.89	129,430	5.88
$6.25 — $12.00	301,210	7.55	10.45	225,937	10.13
$13.00 — $24.10	341,268	5.64	20.67	339,072	20.72
$25.55 — $107.81	258,388	3.23	53.27	258,388	53.27
$112.50 — $120.63	39,496	3.65	113.96	39,496	113.96

	2,573,253	7.83	$13.28	1,228,810	$24.02

     The Company recorded deferred compensation of approximately $21,000 for the difference between the grant price and the fair value of certain of the Company’s common stock options granted in 2005. Deferred compensation was fully amortized as of December 31, 2005.
Employee Stock Purchase Plan
     Employees generally are eligible to participate in the Employee Stock Purchase Plan (the “Purchase Plan”) if they have been continuously employed by the Company for at least 10 days prior to the first day of the offering period and are customarily employed at least 20 hours per week and at least five months per calendar year and are not a 5% or greater shareholder. Shares may be purchased under the Purchase Plan at 85% of the lesser of the fair market value of the common stock on the grant date or purchase date. Employee contributions, through payroll deductions, are limited to the lesser of 15% of earnings or $25,000.
     As of June 30, 2006 a total of 682,086 shares have been issued under the Purchase Plan, leaving a balance of 367,914 available authorized shares. Compensation expense for the six months ended June 30, 2006 was $73,271. Under SFAS No. 123, pro forma compensation cost is reported for the fair value of the employees’ purchase rights, which was estimated using the Black-Scholes model and the following assumptions for 2005: expected volatility of 87.1%; risk-free interest rates of 3.57%; an average expected life of 1.16 years and a dividend yield of 0.0%. The weighted-average fair value of the purchase rights granted was $2.90 per share in 2005 and in 2004 and $2.80 in 2003. Pro forma compensation expense was $485,000, $623,000, and $245,000 for the years ended December 31, 2005, 2004, and 2003, respectively, under the Employee Stock Purchase Plan.

7.	Employee Benefit Plans
     The Company has a 401(k) Plan which stipulates that all full-time employees with at least 30 days of employment can elect to contribute to the 401(k) Plan, subject to certain limitations, up to $14,000 annually on a pretax basis. Subject to a maximum dollar match contribution of $7,000 per year, the Company will match 50% of the first 6% of the employee’s contribution on a pretax basis. The Company expensed total employer matching contributions of $283,000, $461,000, and $483,000 in 2005, 2004 and 2003, respectively. For the six months ended June 30, 2005 and June 30, 2006 the Company expensed employer matching contributions of $146,000 and $170,000, respectively.

8.	Related Party Transactions
     Novo Nordisk and its affiliate, Novo Nordisk Pharmaceuticals, Inc., are considered related parties and at December 31, 2005 own 1,573,674 shares of the Company’s common stock, representing 10.7% of the Company’s total outstanding common stock (9.8% on an as-converted basis).
Development and License Agreement
     In June 1998, the Company executed a development and commercialization agreement with Novo Nordisk to jointly develop a pulmonary delivery system for administering insulin by inhalation. Under the terms of the agreement, Novo Nordisk has been granted exclusive rights to worldwide sales and marketing rights for any products developed under the terms of the agreement. Through December 31, 2005, the Company received from Novo Nordisk $150.1 million in product development and milestone payments and, of this amount, the Company has recognized all of these funds as contract revenues. Under the terms of the development agreement in effect at December 31, 2005 between the Company and Novo Nordisk, prior to completion of the restructuring transaction noted below, Novo Nordisk was to fund all product development costs incurred by the Company under the terms of the agreement, and the Company was to be the initial manufacturer of the product and was to receive a share of the overall gross profits resulting from Novo Nordisk’s sales of the product while Novo Nordisk and the Company agreed to co-fund final development of the AERx device.
     On January 26, 2005, the Company completed a restructuring of its AERx iDMS program, pursuant to a restructuring agreement entered into with Novo Nordisk and NNDT, a newly created wholly owned subsidiary of Novo Nordisk. Under the terms of the restructuring agreement the Company sold certain equipment, leasehold improvements and other tangible assets currently utilized in the AERx iDMS program to NNDT for $55.3 million, of which the Company received net proceeds of $51.3 million after applying a refund of cost advances of $4.0 million previously made by Novo Nordisk. In addition, NNDT hired 126 Aradigm employees at the closing of the restructuring transaction. The Company’s expenses related to this transaction for legal and other consulting costs were $1.1 million. In connection with the restructuring transaction, the Company entered into various related agreements with Novo Nordisk and NNDT, effective January 26, 2005, including the following:

•	an amended and restated license agreement amending the Development and License Agreement previously in place with Novo Nordisk, expanding Novo Nordisk’s development and manufacturing rights to the AERx iDMS program and providing for royalties to the Company on future AERx iDMS net sales; and

•	a three-year agreement under which NNDT agreed to perform contract manufacturing of AERx iDMS-identical devices and dosage forms filled with compounds provided by the Company in support of preclinical and initial clinical development by the Company of other AERx products.
     As a result of this transaction the Company was no longer obligated to continue work related to a nonrefundable milestone payment from Novo Nordisk related to the commercialization of AERx. Upon consummation of the restructuring, the Company recorded as revenue the outstanding deferred milestone revenue held on the balance sheet at December 31, 2004 of $5.2 million. Additionally, the Company was released from its contractual obligation relating to future operating leases payments for the two leases assigned to NNDT and accordingly reversed to current period rent expense the deferred rent expense related to the two buildings of $1.4 million. As a result of the restructuring transaction, contract revenue from the Company’s development agreement with Novo Nordisk ceased in January 2005. For the years ended December 31, 2005, 2004 and 2003, the Company recognized contract revenues of $8.0 million, $27.0 million, and $33.5 million, respectively.
     Receivables in the amount of $126,000 were due to the Company from Novo Nordisk at December 31, 2005. Payables in the amount of $237,000 were due to Novo Nordisk from the Company at December 31, 2005. No amounts were due to the Company from Novo Nordisk at December 31, 2004. For the six months ended June 30, 2006 the Company received $50,170 related to its iDMS consulting arrangement with Novo Nordisk.

     Significant payments from collaborators, contract and milestone revenues and deferred revenue are as follows (amounts in thousands):

	December 31,			June 30,

	2003	2004	2005	2006

Deferred revenue — beginning balance	$16,852	$12,931	$11,491	$222
Payments:
Novo Nordisk	29,625	25,373	727	22
Other collaborator-funded programs	311	1,232	2,530	2,853

Total payments	29,936	26,605	3,257	2,875

Contract revenues recognized:
Novo Nordisk	33,546	26,999	8,013	50
Other collaborator-funded programs	311	1,046	2,494	2,830

Total contract revenues recognized	33,857	28,045	10,507	2,880

Deferred revenue at December 31, 2004 recognized on January 26, 2005 as payment for assets pursuant to the restructuring agreement with Novo Nordisk	—	—	4,019	—

Deferred revenue — ending balance	12,931	11,491	222	217
Less: noncurrent portion of deferred revenue	(5,040)	(3,966)	—	—

Current portion of deferred revenue	$7,891	$7,525	$222	$217

     As a result of the restructuring transaction, the Company’s contract revenues from its development agreement with Novo Nordisk ceased in 2005. Of the amount recorded in deferred revenue at December 31, 2004, the Company recorded $11.3 million in the first quarter of 2005 as follows: project development revenues of $2.1 million, deferred milestone revenues of $5.2, and $4.0 million partial payment for the sale of the insulin development program assets in accordance with the restructuring agreement. The Company receives revenues from other collaborator-funded programs. These programs are generally early-stage feasibility programs and may not necessarily develop into long-term development agreements with the collaborators.
      Securities Purchase Agreements
     In 1998, the Company raised $5.0 million through the sale of common stock to Novo Nordisk at a 25% premium to the market price. In June 2001, the Company raised an additional $5.0 million through the sale of common stock to Novo Nordisk at the market price. In October 2001, the Company entered into a new common stock purchase agreement with Novo Nordisk Pharmaceuticals. Under the new agreement, Novo Nordisk Pharmaceuticals committed to purchase up to $45.0 million of the Company’s common stock at fair market value specified in the agreement, of which $20.0 million was invested initially. In July 2002, the Company raised $5.0 million through the sale of common stock to Novo Nordisk Pharmaceuticals under the terms of the agreement. Since the inception of the collaboration in June 1998 through December 31, 2005, the Company raised $35.0 million through the sale of common stock to Novo Nordisk. In connection with the restructuring transaction, the Company entered into an amendment of the common stock purchase agreement in place with Novo Nordisk, deleting the provisions whereby the Company can require Novo Nordisk to purchase certain amounts of common stock and imposing certain restriction on the ability of Novo Nordisk to sell shares of the Company’s common stock that it holds.

9.	Income Taxes
     There is no provision for income taxes because the Company has incurred operating losses. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for tax purposes.

     Significant components of the Company’s deferred tax assets are as follows (amounts in thousands):

	December 31,

	2004	2005

Net operating loss carry forward	$73,900	$91,800
Deferred revenue	4,600	100
Research and development credits	14,400	14,400
Capitalized research and development	7,100	3,100
Other	1,800	1,300

Total deferred tax assets	101,800	110,700
Valuation allowance	(101,800)	(110,700)

Net deferred tax assets	$—	$—

     Management believes that, based on a number of factors, it is more likely than not that the deferred tax asset will not be realized. Accordingly, a full valuation allowance has been recorded for all deferred tax assets at December 31, 2005 and 2004. The valuation allowance increased for each of the years ended December 31 by $8.9 million for 2005, $13.2 million for 2004, and $14.6 million for 2003.
     As of December 31, 2005, the Company had federal net operating loss carry forwards of approximately $238.0 million and federal research and development tax credits of approximately $9.8 million, which expire in the years 2006 through 2025.
     As of December 31, 2005, the Company had California net operating loss carry forwards of approximately $148.2 million, which expire in the years 2006 through 2015, and California research and development tax credits of approximately $6.3 million, which do not expire, and California Manufacturer’s Investment Credit of approximately $700,000, which expire in the years 2006 through 2013.
     The Tax Reform Act of 1986 limits the annual use of net operating loss and tax credit carry forwards in certain situations where changes occur in stock ownership of a company. In the event the Company has a change in ownership, as defined, the annual utilization of such carry forwards could be limited.

10.	Quarterly Results of Operations (unaudited)
     Following is a summary of the quarterly results of operations for the years ended December 31, 2005 and 2004 (amounts in thousands, except per share amounts):

	March 31,	June 30,	September 30,	December 31,
	2005	2005	2005	2005

Contract and license revenues	$7,714	$1,212	$719	$862

Operating expenses:
Research and development	7,070	7,317	6,471	9,316
General and administrative	3,235	2,713	2,326	2,621

Total expenses	10,305	10,030	8,797	11,937

Loss from operations	(2,591)	(8,818)	(8,078)	(11,075)
Interest income	288	350	342	337
Other income and expense	(37)	(8)	8	67

Net loss	(2,340)	(8,476)	(7,728)	(10,671)

Basic and diluted net loss per common share	$(0.16)	$(0.58)	$(0.53)	$(0.73)

Shares used in computing basic and diluted net loss per common share	14,459	14,512	14,518	14,563

	March 31,	June 30,	September 30,	December 31,
	2004	2004	2004	2004

Contract and license revenues	$6,643	$7,078	$6,352	$7,972

Operating expenses:
Research and development	11,887	11,412	11,407	11,771
General and administrative	2,536	3,167	3,217	3,014

Total expenses	14,423	14,579	14,624	14,785

Loss from operations	(7,780)	(7,501)	(8,272)	(6,813)
Interest income	66	49	45	34
Interest expense	(10)	(5)	(3)	1

Net loss	$(7,724)	(7,457)	(8,230)	(6,778)

Basic and diluted net loss per common share	$(0.61)	$(0.59)	$(0.65)	$(0.52)

Shares used in computing basic and diluted net loss per common share	12,588	12,706	12,713	12,955

11.	Subsequent Events (unaudited)
     On July 3, 2006, the Company and Novo Nordisk A/ S entered into a Second Amended and Restated License Agreement (the “License Agreement”) to reflect: (i) the transfer by the Company of certain intellectual property, including all right, title and interest to its patents that contain claims that pertain generally to breath control or specifically to the pulmonary delivery of monomeric insulin and monomeric insulin analogs, together with interrelated patents, which are linked via terminal disclaimers, as well as certain pending patent applications and continuations thereof by the Company for a cash payment to the Company of $12 million; (ii) a reduction by 100 basis points of each royalty rate payable by Novo Nordisk to the Company for a cash payment to the Company of $8 million; and (iii) a loan to the Company in the principal amount of $7.5 million with interest accruing at 5% per annum and payable in three installments of $3.5 million on July 2, 2002, July 1, 2013 and June 30, 2014, secured by a pledge of the net royalty stream payable to the Company by Novo Nordisk pursuant to the License Agreement.
     The above description is qualified in its entirety by reference to the License Agreement dated as of July 3, 2006 between the Company and Novo Nordisk A/ S.
     On August 10, 2006 the Company announced the appointment of Igor Gonda, Ph.D. as its President and Chief Executive Officer, effective immediately. Accordingly, Dr. Lawlis stepped down from his position as President and Chief Executive Officer and as a member of the Company’s Board of Directors, effective immediately. Dr Lawlis became eligible for severance benefits pursuant to the Company’s severance program as set forth in the Company’s most recently filed proxy statement and other SEC filings.
     On August 25, 2006, the Company sold all of its assets related to its Intraject technology platform and products to Zogenix, a newly created private company, which will be responsible for further development and commercialization efforts. The Company received a $4 million initial payment and will be entitled to a milestone payment upon initial commercialization and royalty payments upon any commercialization of products developed and sold by Zogenix using the Intraject technology.

20,000,000 Shares
ARADIGM CORPORATION
Common Stock

PROSPECTUS
                    , 2006

PUNK, ZIEGEL & COMPANY

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
     The following table sets forth the fees and expenses, other than the underwriting discount, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq Capital Market listing fee.

SEC Registration Fee		$3,495
NASD Filing Fee		3,766
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Printing and Engraving Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous Expenses		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers
     Our articles of incorporation and bylaws include provisions to (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty, to the extent permitted by California law, and (ii) permit us to indemnify our directors and officers, employees and other agents to the fullest extent permitted by the California Corporations Code. Pursuant to Section 317 of the California Corporations Code, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against any expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions, so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of a corporation and, with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate liability for breach of the directors’ duty of loyalty to us or our shareholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for any transaction from which the director derived an improper personal benefit or for any willful or negligent payment of any unlawful dividend.
     We have entered into indemnity agreements with certain officers and directors that provide, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements such officers and directors may be required to pay in actions, suits or proceedings which they are or may be made a party by reason of their position as a director, officer or other agent of us, and otherwise to the full extent permitted under California law and our bylaws.
     We maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits to the amount of coverage.

Item 15.	Recent Sales of Unregistered Securities
     In November 2003, we issued 1,556,110 shares of common stock in a private placement at a price of $9.00 per share and warrants to purchase approximately 389,027 shares of our common stock at $12.50 per share for an aggregate consideration of approximately $14.0 million. The warrants are exercisable at the election of the security holders on or prior to the fourth anniversary of the date of issuance. These securities were not registered when sold and were issued in reliance upon Regulation D of the Securities Act of 1933, as amended.
     In December 2004, we issued 1,666,679 shares of common stock in a private placement at a price of $7.50 per share and warrants to purchase approximately 416,669 shares of our common stock at $10.50 per share for an aggregate consideration of approximately $12.5 million. The warrants are exercisable at the election of the security holders on or prior to the fourth anniversary of the date of issuance. These securities were not registered when sold and were issued in reliance upon Regulation D of the Securities Act of 1933, as amended.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit		Description

1	.1*	Form of Underwriting Agreement.
3	.1(1)	Amended and Restated Articles of Incorporation of the Company.
3	.2(2)	Bylaws of the Company, as amended.
3	.3(3)	Certificate of Determination of Series A Junior Participating Preferred Stock.
3	.4(4)	Amended and Restated Certificate of Determination of Preferences of Series A Convertible Preferred Stock.
3	.5(3)	Certificate of Amendment of Amended and Restated Articles of Incorporation of the Company.
3	.6(3)	Certificate of Amendment of Certificate of Determination of Series A Junior Participating Preferred Stock.
3	.7(5)	Certificate of Amendment of Amended and Restated Articles of Incorporation of the Company.
3	.8(5)	Certificate of Amendment of Certificate of Determination of Series A Junior Participating Preferred Stock.
3	.9(6)	Certificate of Amendment of Amended and Restated Articles of Incorporation of the Company.
4.1		Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4, 3.5, 3.6, 3.7, 3.8 and 3.9.
4	.2(1)	Specimen common stock certificate.
5	.1*	Opinion of Cooley Godward Kronish llp.
10	.1(1)+	Form of Indemnity Agreement between the Registrant and each of its directors and officers.
10	.2+	2005 Equity Incentive Plan, as amended.
10	.3(1)+	Form of the Company’s Incentive Stock Option Agreement under the 2005 Equity Incentive Plan.
10	.4(1)+	Form of the Company’s Non-statutory Stock Option Agreement under the 2005 Equity Incentive Plan.
10	.5(1)+	1996 Non-Employee Directors’ Stock Option Plan.
10	.6(1)+	Form of the Company’s Non-statutory Stock Option Agreement under the 1996 Non-Employee Directors’ Stock Option Plan.
10	.7+	Employee Stock Purchase Plan, as amended.
10	.8(1)+	Form of the Company’s Employee Stock Purchase Plan Offering Document.
10	.9(7)	Lease Agreement for the property located in Phase V of the Britannia Point Eden Business Park in Hayward, California, dated January 28, 1998, between the Company and Britannia Point Eden, LLC.
10	.10(8)	Rights Agreement, dated as of August 31, 1998, between the Company and ComputerShare Trust Company, N.A.

Exhibit		Description

10	.10a(3)	Amendment to Rights Agreement, dated as of October 22, 2001, by and between the Company and ComputerShare Trust Company, N.A.
10	.10b(3)	Amendment to Rights Agreement, dated as of December 6, 2001, by and between the Company and ComputerShare Trust Company, N.A.
10	.11(9)	Securities Purchase Agreement, dated as of November 7, 2003, by and among the Company and the purchasers named therein.
10	.12(10)	Securities Purchase Agreement, dated as of November 14, 2003, by and among the Company and the purchaser named therein.
10	.13(11)#	Restructuring Agreement, dated as of September 28, 2004, by and among the Company, Novo Nordisk A/ S and Novo Nordisk Delivery Technologies, Inc.
10	.14(12)	Securities Purchase Agreement, dated as of December 17, 2004, by and among the Company and the purchasers named therein.
10.15		Amended and Restated Stock Purchase Agreement, dated as of January 26, 2005, by and among the Company, Novo Nordisk A/ S and Novo Nordisk Pharmaceuticals, Inc.
10	.16(13)+	Form of Change of Control Agreement entered into between the Company and certain of the Company’s senior officers.
10	.17(13)+	Executive Officer Severance Benefit Plan.
10	.18(6)+	Form of the Company’s Restricted Stock Bonus Agreement under the 2005 Equity Incentive Plan.
10	.19(14)@	Second Amended and Restated License Agreement, dated as of July 3, 2006, by and between the Company and Novo Nordisk A/ S.
10.20		Promissory Note and Security Agreement, dated July 3, 2006, by and between the Company and Novo Nordisk A/ S.
10	.21@	Asset Purchase Agreement, dated as of August 25, 2006, by and between the Company and Zogenix, Inc.
10	.22+	Employment Agreement, dated as of August 10, 2006, with Dr. Igor Gonda.
23.1		Consent of Independent Registered Public Accounting Firm.
23	.2*	Consent of Counsel (included in Exhibit 5.1).
24.1		Power of Attorney. Reference is made to the signature page.

@	The Company has sought confidential treatment for portions of the referenced exhibit.

+	Represents a management contract or compensatory plan or arrangement.

#	The Commission has granted the Company’s request for confidential treatment with respect to portions of this exhibit.

*	To be filed by amendment.

(1)	Incorporated by reference to the Company’s Form S-1 (No. 333-4236) filed on April 30, 1996, as amended.

(2)	Incorporated by reference to the Company’s Form 10-Q filed on August 14, 1998.

(3)	Incorporated by reference to the Company’s Form 10-K filed on March 29, 2002.

(4)	Incorporated by reference to the Company’s Form S-3 (No. 333-76584) filed on January 11, 2002, as amended.

(5)	Incorporated by reference to the Company’s Form 10-Q filed on August 13, 2004.

(6)	Incorporated by reference to the Company’s Form 10-K filed on March 31, 2006.

(7)	Incorporated by reference to the Company’s Form 10-K filed on March 24, 1998, as amended.

(8)	Incorporated by reference to the Company’s Form 8-K filed on September 2, 1998.

(9)	Incorporated by reference to the Company’s Form 8-K filed on November 12, 2003.

(10)	Incorporated by reference to the Company’s Form 8-K filed on November 20, 2003.

(11)	Incorporated by reference to the Company’s Form 10-Q filed on November 15, 2004.

(12)	Incorporated by reference to the Company’s Form 8-K filed on December 23, 2004.

(13)	Incorporated by reference to the Company’s Form 8-K filed on October 13, 2005.

(14)	Incorporated by reference to the Company’s Form 10-Q filed on August 14, 2006.

(b)	Financial Statement Schedules
     None.

Item 17.	Undertakings
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
     The undersigned registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, Aradigm Corporation has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Hayward, California on the 23rd day of October, 2006.

Aradigm Corporation

By:	/s/ Igor Gonda

Dr. Igor Gonda, President and Chief Executive Officer
POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dr. Igor Gonda and Thomas C. Chesterman, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Igor Gonda Igor Gonda, Ph.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	October 23, 2006

/s/ Thomas C. Chesterman Thomas C. Chesterman	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	October 23, 2006

/s/ Virgil D. Thompson Virgil D. Thompson	Director	October 23, 2006

/s/ Frank H. Barker Frank H. Barker	Director	October 23, 2006

/s/ Stephen O. Jaeger Stephen O. Jaeger	Director	October 23, 2006

EXHIBIT INDEX

Exhibit		Description

1	.1*	Form of Underwriting Agreement.
3	.1(1)	Amended and Restated Articles of Incorporation of the Company.
3	.2(2)	Bylaws of the Company, as amended.
3	.3(3)	Certificate of Determination of Series A Junior Participating Preferred Stock.
3	.4(4)	Amended and Restated Certificate of Determination of Preferences of Series A Convertible Preferred Stock.
3	.5(3)	Certificate of Amendment of Amended and Restated Articles of Incorporation of the Company.
3	.6(3)	Certificate of Amendment of Certificate of Determination of Series A Junior Participating Preferred Stock.
3	.7(5)	Certificate of Amendment of Amended and Restated Articles of Incorporation of the Company.
3	.8(5)	Certificate of Amendment of Certificate of Determination of Series A Junior Participating Preferred Stock.
3	.9(6)	Certificate of Amendment of Amended and Restated Articles of Incorporation of the Company.
4.1		Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4, 3.5, 3.6, 3.7, 3.8 and 3.9.
4	.2(1)	Specimen common stock certificate.
5	.1*	Opinion of Cooley Godward Kronish llp.
10	.1(1)+	Form of Indemnity Agreement between the Registrant and each of its directors and officers.
10	.2+	2005 Equity Incentive Plan, as amended.
10	.3(1)+	Form of the Company’s Incentive Stock Option Agreement under the 2005 Equity Incentive Plan.
10	.4(1)+	Form of the Company’s Non-statutory Stock Option Agreement under the 2005 Equity Incentive Plan.
10	.5(1)+	1996 Non-Employee Directors’ Stock Option Plan.
10	.6(1)+	Form of the Company’s Non-statutory Stock Option Agreement under the 1996 Non-Employee Directors’ Stock Option Plan.
10	.7+	Employee Stock Purchase Plan, as amended.
10	.8(1)+	Form of the Company’s Employee Stock Purchase Plan Offering Document.
10	.9(7)	Lease Agreement for the property located in Phase V of the Britannia Point Eden Business Park in Hayward, California, dated January 28, 1998, between the Company and Britannia Point Eden, LLC.
10	.10(8)	Rights Agreement, dated as of August 31, 1998, between the Company and ComputerShare Trust Company, N.A.
10	.10a(3)	Amendment to Rights Agreement, dated as of October 22, 2001, by and between the Company and ComputerShare Trust Company, N.A.
10	.10b(3)	Amendment to Rights Agreement, dated as of December 6, 2001, by and between the Company and ComputerShare Trust Company, N.A.
10	.11(9)	Securities Purchase Agreement, dated as of November 7, 2003, by and among the Company and the purchasers named therein.
10	.12(10)	Securities Purchase Agreement, dated as of November 14, 2003, by and among the Company and the purchaser named therein.
10	.13(11)#	Restructuring Agreement, dated as of September 28, 2004, by and among the Company, Novo Nordisk A/ S and Novo Nordisk Delivery Technologies, Inc.
10	.14(12)	Securities Purchase Agreement, dated as of December 17, 2004, by and among the Company and the purchasers named therein.

Exhibit		Description

10.15		Amended and Restated Stock Purchase Agreement, dated as of January 26, 2005, by and among the Company, Novo Nordisk A/ S and Novo Nordisk Pharmaceuticals, Inc.
10	.16(13)+	Form of Change of Control Agreement entered into between the Company and certain of the Company’s senior officers.
10	.17(13)+	Executive Officer Severance Benefit Plan.
10	.18(6)+	Form of the Company’s Restricted Stock Bonus Agreement under the 2005 Equity Incentive Plan.
10	.19(14)@	Second Amended and Restated License Agreement, dated as of July 3, 2006, by and between the Company and Novo Nordisk A/ S.
10.20		Promissory Note and Security Agreement, dated July 3, 2006, by and between the Company and Novo Nordisk A/ S.
10	.21@	Asset Purchase Agreement, dated as of August 25, 2006, by and between the Company and Zogenix, Inc.
10	.22+	Employment Agreement, dated as of August 10, 2006, with Dr. Igor Gonda.
23.1		Consent of Independent Registered Public Accounting Firm.
23	.2*	Consent of Counsel (included in Exhibit 5.1).
24.1		Power of Attorney. Reference is made to the signature page.

@	The Company has sought confidential treatment for portions of the referenced exhibit.

+	Represents a management contract or compensatory plan or arrangement.

#	The Commission has granted the Company’s request for confidential treatment with respect to portions of this exhibit.

*	To be filed by amendment.

(1)	Incorporated by reference to the Company’s Form S-1 (No. 333-4236) filed on April 30, 1996, as amended.

(2)	Incorporated by reference to the Company’s Form 10-Q filed on August 14, 1998.

(3)	Incorporated by reference to the Company’s Form 10-K filed on March 29, 2002.

(4)	Incorporated by reference to the Company’s Form S-3 (No. 333-76584) filed on January 11, 2002, as amended.

(5)	Incorporated by reference to the Company’s Form 10-Q filed on August 13, 2004.

(6)	Incorporated by reference to the Company’s Form 10-K filed on March 31, 2006.

(7)	Incorporated by reference to the Company’s Form 10-K filed on March 24, 1998, as amended.

(8)	Incorporated by reference to the Company’s Form 8-K filed on September 2, 1998.

(9)	Incorporated by reference to the Company’s Form 8-K filed on November 12, 2003.

(10)	Incorporated by reference to the Company’s Form 8-K filed on November 20, 2003.

(11)	Incorporated by reference to the Company’s Form 10-Q filed on November 15, 2004.

(12)	Incorporated by reference to the Company’s Form 8-K filed on December 23, 2004.

(13)	Incorporated by reference to the Company’s Form 8-K filed on October 13, 2005.

(14)	Incorporated by reference to the Company’s Form 10-Q filed on August 14, 2006.